Independent auditor's report on the consolidated financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (the "Institution"), which comprise the consolidated balance sheet as at December 31, 2011 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Institution's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Institution's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2011, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

São Paulo, February 28, 2012

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Paulo Sergio Miron

Contador CRC 1SP173647/O-5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

ASSETS	NOTE	12/31/2011	12/31/2010	01/01/2010
Cash and deposits on demand	3	10,668	10,172	10,671
Central Bank compulsory deposits	4	98,053	85,776	13,869
Interbank deposits	5	27,821	14,835	17,799
Securities purchased under agreements to resell	5	92,248	88,682	135,820
Financial assets held for trading	6	121,889	115,497	55,552
Pledged as collateral		12,142	54,400	6,336
Other		109,747	61,097	49,216
Financial assets designated at fair value through profit or loss	6b	186	306	373
Derivatives	7 and 8	8,754	7,777	5,589
Available-for-sale financial assets	9	47,510	44,539	41,302
Pledged as collateral		8,455	8,825	3,019
Other		39,055	35,714	38,283
Held-to-maturity financial assets	10	3,105	3,170	2,429
Pledged as collateral		230	268	124
Other		2,875	2,902	2,305
Loan operations and lease operations, net	11	322,391	274,843	224,168
Loan operations and lease operations		346,264	294,837	244,413
(-) Allowance for loan losses		(23,873)	(19,994)	(20,245)
Other financial assets	19a	40,254	40,945	26,931
Investments in unconsolidated companies	12	2,544	2,948	3,180
Fixed assets, net	14	5,358	4,801	4,178
Intangible assets, net	15	3,825	2,934	3,409
Tax assets		26,088	24,142	26,937
Income tax and social contribution - current		2,857	3,534	4,769
Income tax and social contribution - deferred	26b	22,745	20,169	21,771
Other		486	439	397
Assets held for sale	35	85	78	238
Other assets	19a	7,357	5,637	5,762
TOTAL ASSETS		818,136	727,082	578,207

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	NOTE	12/31/2011	12/31/2010	01/01/2010
Deposits	16	242,636	202,688	190,716
Securities sold under repurchase agreements	18a	185,413	199,657	131,945
Financial liabilities held for trading	17	2,815	1,335	663
Derivatives	7 and 8	6,747	5,671	5,332
Interbank market debt	18a	90,498	62,599	44,675
Institutional market debt	18b	54,807	44,513	30,530
Other financial liabilities	19b	44,119	41,012	26,825
Reserves for insurance and private pension	29c lll	70,904	56,864	47,946
Liabilities for capitalization plans		2,838	2,603	2,261
Provisions	31	15,990	14,457	13,628
Tax liabilities		7,408	12,110	9,669
Income tax and social contribution - current		1,872	1,282	1,265
Income tax and social contribution - deferred	26b II	4,319	5,365	4,954
Other		1,217	5,463	3,450
Other liabilities	19b	18,625	16,021	15,327
Total liabilities		742,800	659,530	519,517
Capital	20a	45,000	45,000	45,000
Treasury shares	20a	(1,663)	(628)	(1,031)
Additional paid-in capital		738	490	356
Appropriated reserves	20d	24,279	16,904	6,801
Unappropriated reserves		5,561	3,615	5,219
Cumulative comprehensive income		26	494	781
Total stockholders’ equity attributed to the owners of the parent company		73,941	65,875	57,126
Non-controlling interests		1,395	1,677	1,564
Total stockholders’ equity		75,336	67,552	58,690
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		818,136	727,082	578,207

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Years ended December 31, 2011 and 2010

(In millions of Reais, except for earnings per share information)

	NOTE	2011	2010
Banking product		74,276	69,415
Interest and similar income	22a	97,352	77,818
Interest and similar expense	22b	(55,599)	(36,840)
Dividend income		361	326
Net gain (loss) from financial assets and liabilities	22c	1,251	2,862
Foreign exchange results and exchange variation on transactions		4,998	1,824
Banking service fees	23	19,410	17,092
Income from insurance, private pension and capitalization operations before claim and selling expenses		5,345	4,923
Income from insurance and private pension	29b III	17,169	13,637
Change in reserves for insurance and private pension		(12,311)	(9,143)
Revenue from capitalization plans		487	429
Other income	24	1,158	1,410
Losses on loans and claims		(16,072)	(12,938)
Expenses for allowance for loan losses	11b	(20,038)	(15,547)
Recovery of loans written off as loss		5,477	4,195
Expenses for claims		(1,511)	(1,586)
Operating margin		58,204	56,477
Other operating income (expenses)		(39,953)	(38,447)
General and administrative expenses	25	(35,674)	(34,632)
Tax expenses		(4,166)	(4,164)
Share of comprehensive income of unconsolidated companies	12	(113)	349
Income before income tax and social contribution	26	18,251	18,030
Current income tax and social contribution		(6,956)	(4,042)
Deferred income tax and social contribution		3,315	(1,494)
NET INCOME		14,610	12,494
Net income attributable to owners of the parent company	27	13,837	11,708
Net income attributable to non-controlling interests		773	786
EARNINGS PER SHARE - BASIC (in R$)
Common		3.06	2.58
Preferred		3.06	2.58
EARNINGS PER SHARE - DILUTED (in R$)	27
Common		3.05	2.57
Preferred		3.05	2.57
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	27
Common		2,289,284,275	2,289,284,273
Preferred		2,240,026,557	2,246,784,818
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	27
Common		2,289,284,275	2,289,284,273
Preferred		2,251,061,836	2,260,240,831

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Years ended December 31, 2011 and 2010

(In millions of Reais)

	NOTE	2011	2010
Net income		14,610	12,494
Available-for-sale financial assets		(226)	170
Change in fair value		39	434
(Gains)/losses transferred to income on disposal	9	(444)	(151)
Income tax effect	17	179	(113)
Cash flow hedge and hedge of net investment in foreign operation	8	(445)	(17)
Change in fair value		(735)	(28)
Income tax effect		290	11
Foreign exchange differences on foreign investments		392	(274)
Share of other comprehensive income of unconsolidated companies - Available-for-sale financial assets		(189)	(166)
Total comprehensive income		14,142	12,207
Comprehensive income attributable to non-controlling interests		773	786
Comprehensive income attributable to controlling interests		13,369	11,421

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 20 and 21)

Years ended December 31, 2011 and 2010

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income			Total	Total
									Gains and	stockholders’	stockholders’
								Cumulative	losses –	equity – owners	equity – non-
		Treasury	Additional paid-	Appropriated	Unappropriated	Retained	Available for	translation	Cash flow	of the parent	controlling
	Capital	shares	in capital	reserves	reserves	earnings	sale	adjustments	hedge	company	interests	Total

Balance at 01/01/2010	45,000	(1,031)	356	6,801	5,219	-	771	-	10	57,126	1,564	58,690
Transactions with owners	-	403	134	1,304	(29)	(4,484)	-	-	-	(2,672)	(673)	(3,345)
Treasury shares - Granting of stock options – exercised options	-	403	3	-	-	-	-	-	-	406	-	406
Stock option plan – expenses recognized for the year	-	-	131	-	-	-	-	-	-	131	-	131
Acquisition/Increase of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	(206)	(206)
Dividends and interest on capital (Note 20b)	-	-	-	1,308	-	(4,484)	-	-	-	(3,176)	(714)	(3,890)
Decrease of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	247	247
Other	-	-	-	(4)	(29)	-	-	-	-	(33)	-	(33)
Total comprehensive income	-	-	-	-	-	11,708	4	(274)	(17)	11,421	786	12,207
Net income	-	-	-	-	-	11,708	-	-	-	11,708	786	12,494
Other comprehensive income for the year	-	-	-	-	-	-	4	(274)	(17)	(287)	-	(287)
Appropriations:
Legal reserve	-	-	-	514	-	(514)	-	-	-	-	-	-
Unrealized revenue reserve	-	-	-	(358)	-	358	-	-	-	-	-	-
Statutory reserve	-	-	-	8,643	(1,575)	(7,068)	-	-	-	-	-	-
Balance at 12/31/2010	45,000	(628)	490	16,904	3,615	-	775	(274)	(7)	65,875	1,677	67,552
Change in the year	-	403	134	10,103	(1,604)	-	4	(274)	(17)	8,749	113	8,862
Balance at 01/01/2011	45,000	(628)	490	16,904	3,615	-	775	(274)	(7)	65,875	1,677	67,552
Transactions with owners	-	(1,035)	248	539	(1)	(5,054)	-	-	-	(5,303)	(1,055)	(6,358)
Granting of stock options – exercised options	-	268	85	-	-	-	-	-	-	353	-	353
Acquisition of treasury shares	-	(1,303)	-	-	-	-	-	-	-	(1,303)	-	(1,303)
Granting of options recognized	-	-	163	-	-	-	-	-	-	163	-	163
Acquisition/Increase of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	(391)	(391)
Dividends and interest on capital (Note 20b)	-	-	-	1,847	-	(5,054)	-	-	-	(3,207)	(664)	(3,871)
Dividends/Interest on capital paid in 2011 - Year 2010 (Note 2.5b Vlll)	-	-	-	(1,308)	-	-	-	-	-	(1,308)	-	(1,308)
Other	-	-	-	-	(1)	-	-	-	-	(1)	-	(1)
Total comprehensive income	-	-	-	-	-	13,837	(415)	392	(445)	13,369	773	14,142
Net income	-	-	-	-	-	13,837	-	-	-	13,837	773	14,610
Other comprehensive income for the year	-	-	-	-	-	-	(415)	392	(445)	(468)	-	(468)
Appropriations:
Legal reserve	-	-	-	594	-	(594)	-	-	-	-	-	-
Statutory reserve	-	-	-	6,242	1,947	(8,189)	-	-	-	-	-	-
Balance at 12/31/2011	45,000	(1,663)	738	24,279	5,561	-	360	118	(452)	73,941	1,395	75,336
Change in the year	-	(1,035)	248	7,375	1,946	-	(415)	392	(445)	8,066	(282)	7,784

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

Years ended December 31, 2011 and 2010

(In millions of Reais)

	NOTE	2011	2010
Net income		14,610	12,494
Adjustments to net income:		28,572	27,606
Granted options recognized	21d	163	131
Effects of changes in exchange rates on cash and cash equivalents		(2,168)	629
Expenses for allowance for loan losses	11b	20,038	15,547
Interest and foreign exchange expense from operations with subordinated debt		4,441	2,602
Interest expense from operations with debentures		165	224
Change in reserves for insurance and private pension		12,311	9,143
Revenue from capitalization plans		(487)	(429)
Depreciation and amortization	14 and 15	2,168	2,143
Deferred taxes		(3,315)	1,494
Share of comprehensive income of unconsolidated companies		113	(349)
(Gain) loss from available-for-sale securities	9	(444)	(151)
Interest and foreign exchange income from available-for-sale securities		(3,744)	(2,895)
Interest and foreign exchange income from held-to-maturity securities		(408)	(445)
(Gain) loss from sale of assets held for sale	24 and 25	(36)	(33)
(Gain) loss from sale of investments	24 and 25	(53)	(28)
(Gain) loss from sale of fixed assets	24 and 25	(43)	7
(Gain) loss from termination of operations of intangible assets		(44)	(56)
Loss on impairment of fixed and intangible assets	14 and 15	45	20
Other		(130)	52
CHANGE IN ASSETS AND LIABILITIES (*)		(50,622)	(70,972)
(Increase) decrease in interbank deposits		(1,354)	3,195
(Increase) decrease in securities purchased under agreements to resell		(23,218)	20,504
(Increase) decrease in compulsory deposits with the Central Bank of Brazil		(12,187)	(71,945)
(Increase) decrease in financial assets held for trading		(6,378)	(60,023)
(Increase) decrease in derivatives (assets/liabilities)		98	(1,849)
(Increase) decrease in financial assets designated at fair value		120	67
(Increase) decrease in loan operations		(66,850)	(66,254)
(Increase) decrease in other financial assets		751	(14,015)
(Increase) decrease in other tax assets		1,377	1,302
(Increase) decrease in other assets		(268)	1,080
(Decrease) increase in deposits		38,607	12,165
(Decrease) increase in deposits received under securities repurchase agreements		(14,252)	67,661
(Decrease) increase in financial liabilities held for trading		1,480	672
(Decrease) increase in funds from interbank markets		27,853	17,891
(Decrease) increase in other financial liabilities		3,024	14,200
(Decrease) increase in technical reserve for insurance and private pension		1,729	(202)
(Decrease) increase in liabilities for capitalization plans		722	771
(Decrease) increase in provisions		593	(466)
(Decrease) increase in tax liabilities		(645)	5,530
(Decrease) increase in other liabilities		2,185	1,852
Payment of income tax and social contribution		(4,009)	(3,108)
NET CASH FROM (USED IN) OPERATING ACTIVITIES		(7,440)	(30,872)
Interest on capital/dividends received from investments in unconsolidated companies		70	104
Cash received from sale of available-for-sale securities		35,107	17,517
Cash received from redemption of held-to-maturity securities		533	286
Cash upon sale of assets held for sale		140	368
Disposal of investment in Unibanco Saúde Seguradora S.A.		-	55
Disposal of investment in Unibanco Rodobens Adm. de Consórcios S.A.		-	41
Disposal of investments in Cia. Hipotecária Unibanco Rodobens		-	12
Cash upon sale of fixed assets	14	190	71
Cash received from termination of contracts of intangible assets	15	184	146
Purchase of available-for-sale securities		(33,600)	(17,629)
Purchase of held-to-maturity securities		(60)	(582)
Purchase of fixed assets	14	(1,903)	(1,924)
Purchase of intangible assets	15	(1,972)	(582)
NET CASH FROM (USED IN) INVESTING ACTIVITIES		(1,311)	(2,117)
Funding from institutional markets		14,246	12,953
Redemptions in institutional markets		(8,574)	(1,796)
Acquisition/Increase of interest of controlling stockholders		(391)	(206)
Decrease of interest of controlling stockholders		-	247
Granting of stock options - exercised options		353	406
Purchase of treasury shares		(1,303)	-
Dividends and interest on capital paid to non-controlling interests		(664)	(714)
Dividends and interest on capital paid		(4,588)	(4,315)
NET CASH FROM (USED IN) FINANCING ACTIVITIES		(921)	6,575

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2.4c and 3	(9,672)	(26,414)

Cash and cash equivalents at the beginning of the year	3	45,609	72,652
Effects of changes in exchange rates on cash and cash equivalents		2,168	(629)
Cash and cash equivalents at the end of the year	3	38,105	45,609
Additional information on cash flow
Interest received		94,911	79,799
Interest paid		36,159	40,484
Non-cash transactions
Loans transferred to assets held for sale		4	68
Dividends and interest on capital declared and not yet paid		1,309	1,447

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidaded financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At December 31, 2011 and 2010 and January 1, 2010

(In millions of Reais, except per share information)

NOTE 01 – OVERVIEW

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) and its subsidiaries and affiliates) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of credit and other financial services to a diverse customer base of individuals and companies in and outside Brazil, Brazilian-related and non-related customers, through its international branches, subsidiaries and associates. Such services are offered in Brazil to retail customers through the branch network of Itaú Unibanco S. A. (“Itaú Unibanco”) and to wholesale customers through Banco Itaú BBA S.A. (“Itaú BBA”), and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, Uruguay, Paraguay, Cayman Islands, and Europe (Portugal and Luxembourg).

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family; and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 33, the operations of ITAÚ UNIBANCO HOLDING are divided into four operating and reportable segments: (1) Commercial Bank, which offers a wide range of banking services for individuals (retail banking, under several areas specialized in distribution and under several brands, such as Uniclass, Personnalité or Private Bank) and for companies (very small, small and medium-sized companies), including services such as asset management, investor services, insurance, private pension plans, capitalization plans, and credit cards issued to account holders; (2) Itaú BBA, which offers wholesale products and services to large companies, as well as investment bank activities; (3) Consumer Credit, which offers products and services to non-account holders, such as vehicle financing, credit card transactions and consumer financing; and (4) Corporate and Treasury, which generates interest income associated with capital surplus, subordinated debt surplus and the results of certain treasury activities, carries forward of the net balance of deferred tax assets and liabilities, the net interest income from the negotiation of financial assets, from the management of currency and interest rate gaps, fair value adjustments and other risks, from arbitrage opportunities in the foreign and domestic markets, and from the effect of marking-to-market of financial assets and liabilities.

These consolidated financial statements were approved by the Executive Board on February 28, 2012.

NOTE 02 – SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1 BASIS OF PREPARATION

These consolidated financial statements of ITAÚ UNIBANCO HOLDING were prepared taking into consideration that the National Monetary Council (CMN) Resolution No. 3,786 established that starting December 31, 2010, annual consolidated financial statements shall be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

For the purposes of the accompanying financial statements, ITAÚ UNIBANCO HOLDING elected January 1, 2010 as the date of transition from the accounting practices adopted in Brazil (“BRGAAP”) to IFRS. BRGAAP has been defined as the previous accounting practice (“Prior GAAP”), for purposes of IFRS 1 – “First-time Adoption of International Financial Reporting Standards”. Such adoption followed the provisions of Brazilian Central Bank (“BACEN”) Circular Letter No. 3,435.

These consolidated financial statements are presented following the accounting practices described in this note.

In the preparation of these consolidated financial statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS pronouncements issued by the IASB, and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) described in this note. For this reason, these consolidated financial statements are in full conformity with the pronouncements issued by the IASB, and the interpretations issued by the IFRIC, and represent the first complete financial statements prepared in accordance with IFRS.

The reconciliation between stockholders’ equity under BRGAAP, defined as the “Prior GAAP”, and IFRS at the transition date is presented in Note 2.5 (B) together with a description of the applicable exemptions and the mandatory exceptions, as defined by IFRS 1.

IFRS 1 is applied when an entity adopts the IFRS in the preparation of its annual financial statements for the first time, with an explicit and unreserved statement of compliance with IFRS. In general, IFRS 1 requires the entity to comply with each IFRS accounting standard effective at the date of preparation of its first IFRS consolidated financial statements.

IFRS 1 grants exemptions that provide limited relief from requirements in specific areas in which the cost of producing information could exceed the benefits to users of financial statements. In addition, IFRS 1 also prohibits the retrospective application of certain standards or criteria to some areas, particularly those in which the retrospective application could require Management to exercise judgment over conditions that did not exist at the time of the transactions.

The summary of the IFRS1 applicable exemptions and of the exceptions adopted by Management in the preparation of these consolidated financial statements is presented in Note 2.5 (A).

We also present in Note 2.5 (B) the reconciliation between stockholders’ equity and net income under BRGAAP and IFRS, on the base date December 31, 2010.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the period from operating, investing and financing activities. Cash and cash equivalents include highly-liquid financial investments.

Cash flows from operating activities are presented under the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid is classified as operating cash flows.

2.2 NEW PRONOUNCEMENTS, CHANGES TO AND INTERPRETATIONS OF EXISTING PRONOUNCEMENTS

a)	Changes to accounting pronouncements applicable for the year ended December 31, 2011

•	IFRIC 13 – “Customer Loyalty Programmes” – clarifies the concept of fair value in the event of granting credit as part of a customer loyalty programmes. This change in interpretation has not significantly impacted the consolidated financial statements.

•	IFRIC 14 – “IAS 19 : The limit on a defined benefit asset, minimum funding requirements and their interaction”- averts an unintentional consequence of IFRIC 14 related to voluntary prepayments of pension plans whenever there is a minimum funding requirement. This change in interpretation has not impacted the consolidated financial statements.

•	IFRIC 19 – “Extinguishing Financial Liabilities with Equity Instruments” – Addresses the accounting of extinguishing financial liabilities by issuing equity instruments. Clarifies that the gain or loss from extinguishing financial liabilities with equity instruments should be recorded in income. This change in interpretation has not impacted the consolidated financial statements.

•	IAS 1 – “Presentation of Financial Statements” – clarifies that an entity should disclose an analysis of other comprehensive income in the statement of changes in stockholders’ equity or in the notes to the financial statements. This change in the pronouncement has not significantly impacted the consolidated financial statements.

•	IAS 24 – “Related Party Disclosure” – addresses new requirements for relations with government agencies and excludes operations between affiliates. This change in the pronouncement has not impacted the consolidated financial statements.

•	IAS 27 – “Consolidated and Separate Financial Statements” – establishes that the loss of control of a subsidiary, loss of significant influence in an associate and loss of joint control in a joint venture are similar events and should be recorded and measured at fair value; any gains and losses should be recorded in income. This change in the pronouncement has not significantly impacted the consolidated financial statements.

•	IAS 32 – “Financial Instruments: Presentation” – establishes the conditions under which the issue of certain rights, in a functional currency other than the entity’s functional currency, may be classified as an equity instrument. This change in the pronouncement has not impacted the consolidated financial statements.

•	IAS 34 – “Interim Financial Reporting” – requires the disclosure of material transactions and events in interim financial statements. This change in the pronouncement has not impacted the consolidated financial statements.

•	IFRS 1 – “First-time Adoption of International Financial Reporting Standards” – addresses limited exemptions from the comparative disclosures of IFRS 7. This change in the pronouncement has not significantly impacted the consolidated financial statements.

•	IFRS 3 (R) – “Business Combinations” – addresses participation of non-controlling interests and acquired options. This change in the pronouncement has not significantly impacted the consolidated financial statements.

•	IFRS 7 – “Financial Instruments: Disclosures” – emphasizes the interaction between quantitative and qualitative disclosures on the nature and extent of risks associated with financial instruments, particularly pledged guarantees maintained. The new disclosure requirements for example regarding the financial effect of guarantees are presented in Note 35.

b)	Accounting pronouncements recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IAS 32 – “Financial Instruments: Presentation” – this change was issued to clarify the offsetting requirements for financial instruments in the balance sheet. The change is applicable for years beginning on January 1, 2014. Currently it is being analyzed if there will be any possible impact arising from the adoption of this change.

•	IFRS 7 – “Financial Instruments: Disclosures” – in October, 2010, a change was issued to this pronouncement requiring additional disclosures on transfers of assets (remaining risks) and transfers close to the balance sheet date. It is applicable for periods beginning after July 1, 2011. Additionally, in December 2011, a new change to the pronouncement was issued requiring additional disclosures on the offsetting process. These requirements are applicable for the years beginning after January 1, 2013. Currently it is being analyzed if there will be any possible impact arising from the adoption of this change.

•	IFRS 9 – “Financial Instruments” – the pronouncement is the first step in the process of replacing IAS 39 - “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets, and it is expected to significant affect the accounting for financial instruments of ITAÚ UNIBANCO HOLDING. It is not applicable before January 1, 2015, although early adoption is permitted.

•	IAS 19 – “Employee Benefits” – it will not be possible to use the “corridor” method any longer, and all changes should be recorded in other cumulative comprehensive. It is applicable for years beginning after January 1, 2013. Currently it is being analyzed if there will be any possible impact arising from the adoption of this change.

•	IFRS 10 – “Consolidated Financial Statements” – the pronouncement changes the current principle, identifying the concept of control as a determining fact of when an entity should be consolidated. IFRS 10 provides additional guidance to assist in the determination of which entity controls another in certain cases where this judgment is complex. It is not effective until January 1, 2013. Currently it is being analyzed if there will be any possible impact arising from the adoption of this standard.

•	IFRS 11 – “Joint Arrangements” – the pronouncement provides a different approach for analyses of “Joint Arrangements” focused on the rights and obligations of the arrangements rather than on the legal form. IFRS 11 divides the “Joint Arrangements” into two types: “Joint Operations” and “Joint Ventures”, in accordance with the rights and obligations of the parties. For investments in Joint Ventures, proportionate consolidation is no longer permitted. Currently it is being analyzed if there will be any possible impact arising from the adoption of this standard.

•	IFRS 12 – “Disclosures of Interests in Other Entities” – the pronouncement includes new requirements for disclosure of all types of investments in other entities, such as joint arrangements, associates and special purpose entities. It is not effective until January 1, 2013. Currently it is being analyzed if there will be any possible impact arising from the adoption of this standard.

•	IFRS 13 – “Fair Value Measurement” – the purpose of this pronouncement is a better alignment between IFRS and USGAAP, increasing consistency and reducing the complexity of the disclosures by using consistent definitions of fair value. It is not effective until January 1, 2013. Currently it is being analyzed if there will be any possible impact arising from the adoption of this standard.

2.3 ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in conformity with the applicable rule standards. Estimates and judgments are evaluated on an ongoing basis, considering past experience and other factors.

The consolidated financial statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for loan losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

In order to determine the amount of the allowance for loan losses in the Consolidated Statement of Income with respect to certain receivables or a group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. These evidences may include observable data that indicates that an adverse change has occurred in relation to the expected cash inflows from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Management uses estimates based on the history of loss experience in loan operations with similar characteristics and with similar objective evidence of impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

At December 31, 2011, the allowance amounted to R$ 23,873 (R$ 19,994 at December 31, 2010 and R$ 20,245 at January 1, 2010).

If the present value of the estimated cash flows were to have a positive or negative variation of 1%, the allowance for loan losses would be increased or decreased by approximately R$ 3,224 at December 31, 2011 and R$ 2,748 December 31, 2010.

The details on the methodology and assumptions used by Management are disclosed in Note 2.4 (g) (VIII).

b)	Deferred income tax and social contribution

As explained in Note 2.4 (n), deferred tax assets are recognized only in relation to temporary differences and loss carryforwards to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for their utilization. The expected realization of ITAÚ UNIBANCO HOLDING’s deferred tax asset is based on the projection of future income and other technical studies, as disclosed in Note 26. The carrying amount of deferred tax assets at December 31, 2011 is R$ 28,810 (R$ 25,920 at December 31, 2010 and R$ 26,794 at January 1, 2010).

c)	Fair value of financial instruments, including derivatives

Financial instruments recorded at fair value at December 31, 2011 are assets amounting to R$ 178,339 (R$ 168,119 at December 31, 2010 and R$ 102,816 at January 1, 2010), of which R$ 8,754 are derivatives (R$ 7,777 at December 31, 2010 and R$ 5,589 at January 1, 2010) and liabilities in the amount of R$ 9,562 (R$ 7,006 at December 31, 2010 and R$ 5,995 at January 1, 2010), of which R$ 6,747 are derivatives (R$ 5,671 at December 31, 2010 and R$ 5,332 at January 1, 2010). The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into consideration Management’s judgment about market information and conditions existing at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks the fair value measurements using a fair value hierarchy that reflects the significance and observability of inputs adopted in the measurement process. There are three broad levels related to the fair value hierarchy, detailed in Note 30.

ITAÚ UNIBANCO HOLDING believes that methodologies adopted are appropriate and consistent with market participants. Regardless of this fact, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 30.

d)	Defined benefit pension plan

At December 31, 2011, an amount of R$ 97 (R$ 244 at December 31, 2010 and R$ 1,372 at January 1, 2010) was recognized as an asset related to pension plans. The current amount of the pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets or liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

Should the discount rate currently used be lower by 0.5% than Management’s estimates, the actuarial amount of the pension plan obligations would be increased by approximately R$ 578.

Other important assumptions for pension plan obligations are in part based on current market conditions. Additional information is disclosed in Note 28.

e)	Contingent liabilities and provisions

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management’s best estimates, taking into account the opinion of legal counsel, when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the balance sheet under “Provisions”.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts, as detailed in Note 31.

The carrying amount of these contingencies at December 31, 2011 is R$ 15,990 (R$ 14,457 at December 31, 2010 and R$ 13,628 at January 1, 2010).

f)	Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium and long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as the assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

2.4 SUMMARY OF MAIN ACCOUNTING PRACTICES

a)	CONSOLIDATION AND PROPORTIONATE CONSOLIDATION

I-	Subsidiaries

In accordance with IAS 27 – “Consolidated and Separate Financial Statements”, subsidiaries are entities in which ITAÚ UNIBANCO HOLDING has the power to govern the financial and operating policies so as to obtain benefits from its activities, and normally corresponding to ownership more than 50% of the voting capital.

II-	Special Purpose Entities (SPEs)

In accordance with SIC 12 – “Consolidation – Special Purpose Entities”, we consolidate special purpose entities, when the substance of the relationship between ITAÚ UNIBANCO HOLDING and the SPEs indicates that the SPEs are controlled by ITAÚ UNIBANCO HOLDING. The following circumstances may show evidence of control, in substance:

•	the activities of the SPEs are being conducted on behalf of ITAÚ UNIBANCO HOLDING, according to its specific business needs so that ITAÚ UNIBANCO HOLDING obtains benefits from their operations.

•	ITAÚ UNIBANCO HOLDING has the decision-making powers to obtain the majority of the benefits of the activities of SPEs or ITAÚ UNIBANCO HOLDING has the ability to delegate such powers.

•	ITAÚ UNIBANCO HOLDING has the right to obtain the majority of the benefits of the SPEs and therefore may be exposed to risks incident to their activities.

•	ITAÚ UNIBANCO HOLDING retains the majority of the residual risks related to the SPEs or their assets in order to obtain benefits from their activities.

III-	Joint Ventures

IAS 31 – “Interests in Joint Ventures” defines joint ventures as entities jointly controlled by two or more unrelated entities (venturers). Joint ventures include contractual agreements in which two or more entities have joint-control over entities or over operations or over assets, so that the strategic financial and operating decisions that affect them require the unanimous decision of the venturers.

Also in accordance with IAS 31, the accounting treatment for investments in joint ventures can be either proportionate consolidation or the equity method. ITAÚ UNIBANCO HOLDING has elected to use proportionate consolidation.

The following table shows the main consolidated subsidiaries and proportionally consolidated joint ventures, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at December 31, 2011, December 31, 2010 and January 1, 2010:

Subsidiaries	Incorporation country	Activity	Interest in voting capital at 12/31/2011	Interest in voting capital at 12/31/2010	Interest in voting capital at 01/01/2010
Banco Dibens S.A.	Brazil	Bank	100.00%	100.00%	100.00%
Banco Fiat S.A.	Brazil	Bank	100.00%	100.00%	99.99%
Banco Itaú Argentina S.A.	Argentina	Bank	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.	Brazil	Bank	99.99%	99.99%	99.99%
Banco Itaú Chile	Chile	Bank	99.99%	99.99%	99.99%
Banco Itaú Europa Luxembourg S.A.	Luxembourg	Bank	99.99%	99.99%	99.99%
Banco Itaú BBA International, S.A	Portugal	Bank	99.99%	99.99%	99.99%
Banco Itaú Paraguay S.A.	Paraguay	Bank	99.99%	99.99%	99.99%
Banco Itaú Uruguay S.A.	Uruguay	Bank	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Brazil	Bank	100.00%	100.00%	99.99%
Banco Itaucred Financiamentos S.A.	Brazil	Bank	100.00%	100.00%	99.99%
Banco Itauleasing S.A.	Brazil	Bank	100.00%	100.00%	99.99%
BIU Participações S.A.	Brazil	Holding Company of non-financial institutions	66.15%	66.15%	66.15%
Cia. Itaú de Capitalização	Brazil	Capitalization	99.99%	99.99%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	Leasing	100.00%	100.00%	100.00%
Fiat Administradora de Consórcios Ltda.	Brazil	Consortia administrator	99.99%	99.99%	99.99%
Hipercard Banco Múltiplo S.A.	Brazil	Bank	100.00%	100.00%	99.99%
Itaú Administradora de Consórcios Ltda.	Brazil	Consortia administrator	99.99%	99.99%	99.99%
Itaú Ásia Securities Ltd	Hong Kong	Broker	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Cayman Islands	Bank	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros	Brazil	Securitization company	99.99%	99.99%	99.99%
Itaú Corretora de Valores S.A.	Brazil	Broker	100.00%	100.00%	99.99%
Itaú Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	Dealer	100.00%	100.00%	99.99%
Itaú Japan Asset Management Limited	Japan	Asset management	100.00%	100.00%	-
Itaú Middle East Securities Limited	Arab Emirates	Broker	100.00%	100.00%	99.99%
Itaú Seguros S.A.	Brazil	Insurance	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Brazil	Bank	100.00%	100.00%	100.00%
Itaú USA Securities, INC.	United States	Broker	100.00%	100.00%	99.99%
Itaú Vida e Previdência S.A.	Brazil	Pension plan	100.00%	100.00%	100.00%
Orbitall Serviços e Processamento de Informações Comerciais S.A.	Brazil	Technology services	99.99%	99.99%	99.99%
Redecard S.A.	Brazil	Card administrator	50.01%	50.01%	50.01%
Unibanco Cayman Bank Ltd.	Cayman Islands	Bank	100.00%	100.00%	100.00%
Unibanco Participações Societárias S.A.	Brazil	Company	100.00%	100.00%	100.00%

Joint ventures
Banco Investcred Unibanco S.A.	Brazil	Bank	50.00%	50.00%	49.99%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Brazil	Consumer finance company	50.00%	50.00%	49.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	Consumer finance company	50.00%	50.00%	50.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	Brazil	Consumer finance company	50.00%	50.00%	49.99%

Other information

The table below shows amounts included in the consolidated balance sheets and statements of income for jointly-controlled entities (Joint Ventures) proportionally consolidated by ITAÚ UNIBANCO HOLDING:

	12/31/2011	12/31/2010	01/01/2010
Current assets	3,869	4,303	3,474
Non-current assets	393	323	65
Total assets	4,262	4,626	3,539
Current liabilities	3,537	3,743	2,909
Non-current liabilities	31	46	92
Total liabilities	3,568	3,789	3,001
Total income	1,647	1,605	1,391
Total expenses	(1,600)	(1,494)	(1,353)

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by jointly-controlled entities. For the companies FIC - Financeira Itaú CBD S.A Crédito, Financiamento e Investimento and FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 32).

IV-	Business combinations

Accounting for business combinations under IFRS 3 (R) is only applicable when a business is acquired. Under IFRS 3 (R), a business is defined as an integrated set of activities and assets that is conducted and managed for the purpose of providing a return to investors, or cost reduction or other economic benefits. In general, a business consists of inputs and processes applied to those inputs that are or will be used to generate income. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business combination, accounting under the purchase method is required. The acquisition cost is measured as the fair value of the assets delivered, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at their fair value at the acquisition date, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interest, if any, over the fair value of identifiable net assets acquired is accounted for as goodwill. The treatment of goodwill is described in Note 2(k). If the acquisition cost, plus non-controlling interest, if any, is lower than the fair value of identifiable net assets acquired, the difference is recognized directly in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

b)	FOREIGN CURRENCY TRANSLATION

I -    Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian reais, which is its functional currency and the presentation currency of these consolidated financial statements. For each subsidiary, joint venture and investment in an unconsolidated company, ITAÚ UNIBANCO HOLDING has defined the functional currency.

IAS 21 – “The Effects of Changes in Foreign Exchange Rates” defines the functional currency as the currency of the primary economic environment in which the entity operates. If the indicators are mixed and the functional currency is not obvious, Management has to use its judgment to determine the functional currency that most faithfully represents the economic effects of the entity’s operations, focusing on the currency that mainly influences the pricing of transactions. Additional indicators are the currency in which financing or in which funds from operating activities are generated or received, as well as the nature of activities and the extent of transactions between the foreign subsidiaries and the other entities of the consolidated group.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date.
•	income and expenses are translated at monthly average exchange rates.
•	exchange differences arising from translation are recorded in other comprehensive income.

II-	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as an integral part of “Foreign exchange results and exchange variation on transactions” and amount to R$ 2,186 for the year ended December 31, 2011 (R$ (814) for to the year ended December 31, 2010).

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as available for sale, the exchange differences resulting from a change in the amortized cost of the instrument are separated from all other changes in the carrying amount of the instrument. The exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in other comprehensive income until derecognition or impairment.

c)	CASH AND CASH EQUIVALENTS

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading “Cash and deposits on demand” in the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of 90 days or less, as shown in Note 3.

d)	CENTRAL BANK COMPULSORY DEPOSITS

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings and time deposits. In the case of Brazil, the acquisition and deposit of Brazilian federal government securities is also required.

Compulsory deposits are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method, as detailed in Note 2.4 (g) (VI).

e)	INTERBANK DEPOSITS

ITAÚ UNIBANCO HOLDING recognizes its interbank deposits in the balance sheet initially at fair value and subsequently at amortized cost using the effective interest method as detailed in Note 2.4 (g) (VI).

f)	SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SOLD UNDER REPURCHASE AGREEMENTS

ITAÚ UNIBANCO HOLDING has purchased transactions with resale agreements (“resale agreements”), and sold transactions with repurchase agreements ("repurchase agreements") of financial assets. Resale and repurchase agreements are accounted for under “Securities purchased under agreements to resell” and “Securities sold under repurchase agreements”, respectively.

The amounts invested in resale agreement transactions and borrowed in repurchase agreement transactions are recognized initially in the balance sheet at the amount advanced or raised, and subsequently measured at amortized cost. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. Interest earned on resale agreement transactions and incurred in repurchase agreement transactions is recognized in “Interest and similar income” and “Interest and similar expense”, respectively.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. We strictly monitor the fair value of financial assets received as collateral under our resale agreements and adjust the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the consolidated financial statements. When the counterparty has the right to sell or repledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets as “Pledged as collateral”.

g)	FINANCIAL ASSETS AND LIABILITIES

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the balance sheet and measured based on the category in which the instrument is classified.

Financial assets and liabilities can be classified into the following categories:

•	Financial assets and liabilities at fair value through profit or loss – held for trading.
•	Financial assets and liabilities at fair value through profit or loss – designated at fair value.
•	Available-for-sale financial assets.
•	Held-to-maturity investments.
•	Loans and receivables.
•	Financial liabilities at amortized cost.

The classification depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

ITAÚ UNIBANCO HOLDING classified financial instruments into classes that reflect the nature and characteristics of these financial instruments.

ITAÚ UNIBANCO HOLDING classifies as loan and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits, Interbank deposits (Note 2.4 (e)), Securities purchased under agreement to resell (Note 2.4 (f)), Loan operations (Note 2.4 (g) (VI)) and Other financial assets (Note 2.4 (g) (IX)).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when ITAÚ UNIBANCO HOLDING has transferred substantially all risks and rewards of ownership, and such transfer qualifies for derecognition, according to the requirements of IAS 39. Therefore, if the risks and rewards were not substantially transferred, ITAÚ UNIBANCO HOLDING evaluates the extent of control in order to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the balance sheet solely when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I-	Financial assets and liabilities at fair value through profit or loss - held for trading

These are assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of short-term profit taking. Derivatives are also classified as held for trading except for those designated and effective as hedging instruments. ITAÚ UNIBANCO HOLDING discloses derivatives in a separate line in the consolidated balance sheet (see item III below).

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under “Net gain (loss) from financial assets and liabilities”. Interest income and expenses are recognized in “Interest and similar income” and “Interest and similar expense”, respectively.

II-	Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). This designation cannot be subsequently changed. In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates an accounting mismatch when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of hosts and embedded derivatives that shall otherwise be separated.

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under “Net gain (loss) from financial assets and liabilities”. Interest income and expenses are recognized in “Income and similar income” and “Interest and similar expense”, respectively.

ITAÚ UNIBANCO HOLDING designated certain assets at fair value through profit or loss upon their initial recognition, because they are reported to Management and their performance is evaluated daily based on their fair value.

III-	Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in “Net gain (loss) from financial assets and liabilities – Financial assets and liabilities held for trading and derivatives” - except when ITAÚ UNIBANCO HOLDING designates these hybrid contracts as a whole as fair value through profit or loss.

Derivatives can be designated and qualify as hedging instruments under hedge accounting and, in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions should be met:

•	at the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge.
•	the hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship.
•	for a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.
•	the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured.
•	the hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 defines three hedge accounting categories: fair value hedge, cash flow hedge and hedge of net investment in a foreign operations.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies and hedge of net investments, as detailed in Note 8.

Cash flow hedge

For derivatives that are designated and qualify as cash flow hedges, the effective portion of derivative gains or losses are recognized in “Other Comprehensive Income – Gains and Losses – Cash Flow Hedge”, and reclassified to income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in other comprehensive income and subsequently reclassified to income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting and also when ITAÚ UNIBANCO HOLDING redesignates a hedge, any cumulative gain or loss existing in other comprehensive income at the time remains in other comprehensive income and is recognized in income when the hedge item is ultimately reconized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognised in other comprehensive income is immediately transferred to the income statement.

Hedge of net investments in foreign operations

A hedge of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a) the portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income.

b) the ineffective portion is recognized in the statement of income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in other comprehensive income is reclassified to the income statement upon the disposal of the investment in the foreign operation.

IV - Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available for sale when, in Management’s judgment, they can be sold in response to or in anticipation of changes in market conditions, and were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, plus transaction costs. Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in other comprehensive income. Interest, including the amortization of premiums and discounts, are recognized in the consolidated statement of income under “Interest and similar income”. The average cost is used to determine the realized gains and losses on disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under “Net gain (loss) from financial assets and liabilities". Dividends on available-for-sale assets are recognized in the consolidated statement of income as “Dividend Income” when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends, and inflows of economic benefits.

ITAÚ UNIBANCO HOLDING assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is evidence of an impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the consolidated statement of income as a reclassification adjustment from other comprehensive income.

Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the statement of income. However, if in a subsequent period the fair value of a debt instrument classified as an available-for-sale financial asset increases and such increase can be objectively related to an event that occurred after the loss recognition, such loss is reversed through the statement of income.

V-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets that Management has the positive intention and ability to hold to maturity.

These assets are initially recognized at fair value, plus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method (as detailed in item VI below). Interest income, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under “Interest and similar income”.

When there is impairment of held-to-maturity financial assets, the loss is recorded as a reduction in the carrying amount through the use of an allowance account and recognized in the consolidated statement of income. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the loss was recognized, the previously recognized loss is reversed. The reversal amount is also recognized in the consolidated statement of income.

VI-	Loan operations

Loan operations are initially recognized at fair value, plus transaction costs and are subsequently measured at amortized cost using the effective interest rate method.

The effective interest rate approach is a method of calculating the amortized cost of a financial asset or liability and of allocating the interest income or expense over the relevant period. The effective interest rate is the discount rate that is applied to future payments or receipts through the expected life of the financial instrument that results in an amount equal to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

A loan operation is classified as on nonaccrual status if the payment of principal or interest has been in default for 60 days or more. When a loan is placed on nonaccrual status, the accrual of interest of the loan is discontinued.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

The Individuals portfolio consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans. The Corporate portfolio includes loans made to large corporate clients. The Small/ Medium Businesses Portfolio corresponds to loans to a variety of customers from small to medium-sized companies. The Foreign Loans Latin America is substantially comprised of loans granted to individuals in Argentina, Chile, Paraguay and Uruguay.

At a corporate level, ITAÚ UNIBANCO HOLDING has two groups (independent from the business areas): the credit risk group and the finance group, which are responsible for defining the methodologies used to measure the allowance for loan losses and for performing the corresponding calculations on a recurring basis.

The credit risk group and the finance group, at the corporate level, monitor the trends observed in the allowance for loan losses at the portfolio segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio by understanding the underlying reasons for the trends observed and deciding whether changes are required in our credit policies.

VII - Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under “Loan Operations”.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant return rate on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the consolidated statement of income under “Interest and similar income”.

VIII - Allowance for loan losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan losses is recognized for probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

The criteria adopted by ITAÚ UNIBANCO HOLDING for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment.

•	financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios).

•	breach of loan clauses or terms.

•	entering into bankruptcy.

•	loss of competitive position of the debtor.

The estimated period between the loss event and its identification is defined by Management for each identified portfolio of similar receivables. The periods adopted by Management are of twelve months, considering that the observed period for homogenous receivables portfolios vary, depending upon the specific portfolio, between nine and twelve months. Management determined the period between the loss events and their identification for receivables individually tested for impairment is also twelve months.

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, it is used methodologies that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and such group is collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is a collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and the historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, these loans are classified into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models may be reviewed and modified by our Corporate Credit Committee, the members of which are executives and experts in corporate credit risk. We estimate inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (Loss given default).

To determine the amount of the allowance for individually non-significant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

Measurement

The methodology used to measure the allowance for loan losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each of the portfolio segments: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses and Foreign Units Latin America. Each of the four portfolio segments responsible for defining the methodology to measure the allowance for loan losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four segments.

This methodology is based on two components to determine the amount of the allowance: the probability of default by the client or counterparty (PD), and the potential and expected timing for recovery on defaulted credits (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components are part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are updated regularly for changes in economic and business conditions.

A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes in economic conditions, in the performance of the portfolio or when a change is made to the methodology for calculating the allowance for loan losses. When a change in the model is made, the model is validated through back-testing, and statistics methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level for approval of model reviews.

Considering the different characteristics of the loans in each of the four portfolio segments (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio segments. Management believes that the fact that different areas focus on each of the four portfolio segments results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio segment in measuring the loan losses. Also, considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no objective evidence of impairment) - Factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the costumer’s financial statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are both quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio outside Brazil.

•	Individuals – Factors considered and inputs used are mainly the history of the customer relationship with us and information available through credit bureaus (negative information).

•	Small/Medium Businesses – Factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise and information about its shareholders and officers, among others.

•	Foreign Units – Latin America - Considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as the main factors.

Reversal, Write-off and Renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of income under “Expense for allowance for loan losses”.

When a loan is uncollectible, it is written off in the balance sheet under Allowance for loan losses. Loans are written off 360 days after such loans being past due or 540 days of being past due in the case of loans with original maturities over 36 months.

Renegotiated loans are not considered to be in default. In subsequent periods, the asset is considered and disclosed as a non-performing loan, when the renegotiated terms are not met.

IX-	Other financial assets

ITAÚ UNIBANCO HOLDING presents these assets, which composition is detailed in Note 19 (a), in the balance sheet initially at fair value and subsequently at amortized cost using the effective interest method.

Interest income is recognized in the consolidated statement of income under “Interest and similar income”.

X-	Financial liabilities at amortized cost

The financial liabilities that are not classified as at fair value through profit or loss are classified into this category and initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Interest expense is presented in the consolidated statement of income under “Interest and similar expense”.

The following financial liabilities are presented in the Consolidated balance sheet and recognized at amortized cost:

•	Deposits. (See Note 16);

•	Securities sold under repurchase agreements (as previously described in item (f) above.

•	Funds from interbank markets.

•	Funds from institutional markets.

•	Liabilities for capitalization plans.

•	Other financial liabilities. (See Note 19 (b)).

h)	INVESTMENTS IN UNCONSOLIDATED COMPANIES

Unconsolidated companies (the term we use for associates under IAS 38) are those companies in which the investor has significant influence, but does not have control. Significant influence is usually presumed to exist when an interest in voting capital from 20% to 50% is held. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for on the equity method. Investments in unconsolidated companies include the goodwill identified upon acquisition, net of any cumulative impairment loss.

ITAÚ UNIBANCO HOLDING share in profits or losses of its unconsolidated companies after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its unconsolidated companies is recognized in its own reserves in stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an unconsolidated company is equal or above its interest in the unconsolidated company, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the unconsolidated company.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its unconsolidated companies are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies of unconsolidated companies are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the unconsolidated company decreases, but ITAÚ UNIBANCO HOLDING retains significant influence, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified to income, when appropriate.

Gains and losses from dilution arising from investments in unconsolidated companies are recognized in the consolidated statement of income.

i)	LEASE COMMITMENTS (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

ITAÚ UNIBANCO HOLDING leases certain fixed assets. Leases of fixed assets in which ITAÚ UNIBANCO HOLDING substantially holds all risks and rewards incidental to the ownership are classified as finance leases. They are capitalized on the commencement date of the leases at the lower of the fair value of the asset and the present value of the lease future minimum payments.

Each lease installment is allocated part to the liability and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. The corresponding obligations, net of future financial charges, are included in “Other financial liabilities”. The interest expense is recognized in the consolidated statement of income over the lease term, to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Fixed assets acquired through finance lease are depreciated over their useful lives.

Expenses of operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of the lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

j)	FIXED ASSETS

In accordance with IAS 16 – “Property, Plant and Equipment”, fixed assets are recognized at the cost of acquisition less accumulated depreciation, calculated using the straight-line method and rates based on the estimated useful lives of these assets. Such rates are presented in Note 14.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – “Impairment of assets”, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be determined reliably. In the period ended December 31, 2011, impairment losses related to fixed assets were recognized due to the results achieved being lower than the expected economic benefits by R$ 15. No impairment losses, on fixed assets were recognized at December 31, 2010 or January 1, 2010.

Gains and losses on disposals of fixed assets are recognized in the consolidated statement of income under “Other income” or “General and administrative expenses”.

k)	GOODWILL

In accordance with IFRS 3 (R) - "Business Combinations", goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed. At December 31, 2011 and 2010 and January 1, 2010, we did not have any goodwill balance in our consolidated financial statements.

Goodwill of unconsolidated companies is reported as part of the investments in the consolidated balance sheet under “Investments in unconsolidated companies, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

l)	INTANGIBLE ASSETS

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but are tested periodically in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semiannually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as any possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an impairment, assets are grouped into the minimum level for which cash flows can be identified. The assessment can be made at an individual asset level when the fair value less its cost to sell can be determined reliably.

In the year ended December 31, 2011, ITAÚ UNIBANCO HOLDING recognized impairment losses of R$ 30 (R$ 20 at December 31, 2010) related to acquisition of rights to credit payroll and rights for the promotion and offer of financial products and services, caused by rescissions of agreements and results below those projected. As provided for in IAS 38, ITAÚ UNIBANCO HOLDING chose the cost model to measure its intangible assets after initial recognition.

m)	ASSETS HELD FOR SALE

Assets held for sale are recognized in the consolidated balance sheet when they are actually repossessed or there is an intention to sell. These assets are initially recorded at their fair value.

Subsequent reductions in the carrying value of the asset are recorded as a loss due to decreases in fair value less costs to sell, in the consolidated statement of income under General and administrative expenses. In the case of recovery of the fair value less cost to sell, the recognized losses can be reversed.

n)	INCOME TAX AND SOCIAL CONTRIBUTION

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – Income tax and social contribution credits and Tax liabilities – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are calculated based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offset. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – income tax and social contribution – deferred and Tax liabilities – income tax and social contribution - deferred, respectively.

Income tax and social contribution expense is recognized in the consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in other comprehensive income and subsequently recognized in Income together with the recognition of the gain/loss originally deferred.

Changes in tax legislation and rates are recognized in the consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which, in the case of the operations in Brazil, are for all the reporting periods as follows:

12/31/2011
Income tax	15%
Additional income tax	10%
Social contribution	15%

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50%. Interest and fines on income tax and social contribution are treated as General and administrative expenses.

o)	INSURANCE CONTRACTS AND PRIVATE PENSION

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk from the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

ITAÚ UNIBANCO HOLDING, through its subsidiaries, issues contracts to clients that have insurance risks, financial risks or a combination of both. A contract under which ITAÚ UNIBANCO HOLDING accepts significant insurance risks from its clients and agrees to compensate them upon the occurrence of a specified uncertain future event is classified as an insurance contract. The insurance contract may also transfer a financial risk, but is accounted for as an insurance contract, should the insurance risk be significant.

Investment contracts are those that transfer a significant financial risk. Financial risk is the risk of a future change in one or more variables, such as interest rate, price of financial assets, price of commodities, foreign exchange rate, index of prices or rates, credit risk rating, credit index or other variable.

Investment contracts may be reclassified as insurance contracts after their initial classification should the insurance risk become significant.

Investment contracts with discretionary participation features are financial instruments, but they are treated as insurance contracts, as established by IFRS 4.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expire.

Note 29 presents a detailed description of all products classified as insurance contracts.

Private pension plans

In accordance with IFRS 4, an insurance contract is one that exposes its issuer to a significant insurance risk. An insurance risk is significant only if the insured event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees, and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

The payment of additional benefits is considered significant in all scenarios with commercial substance, since survival of the beneficiary may exceed the survival estimates in the actuarial table used to define the benefit agreed in the contract. The option of conversion into a fixed amount to be paid for the life of the beneficiary is not available and all contracts give the right to the counterparty to choose a life annuity benefit.

Insurance premiums

Insurance premiums are recognized over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

Reinsurance premiums are recognized in income over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid these are revalued after 365 days elapse in relation to the possibility of non-recovery of such losses. In the event of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under, “Change in reserves for insurance and private pension”.

Embedded derivatives

ITAÚ UNIBANCO HOLDING analyzes all contracts in order to check for any embedded derivatives. In the cases where these derivatives meet the definition of insurance contracts on their own, we do not separate them. We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. The liability adequacy test for IFRS is conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

As a result of this test, if the assessment shows that the carrying amount of the insurance liabilities (less related deferred acquisition costs of contracts and related intangible assets) is lower than the value of the estimated future cash flows, any identified deficiency (after recording the deferred acquisition costs and intangible assets related to deficit portfolios, in compliance with the accounting policy) will have to be recognized in income for the period. In order to perform the adequacy test, insurance contracts are grouped in portfolios that are broadly subject to similar risks and, for which risks are jointly managed as a single portfolio.

The assumptions used to conduct the liability adequacy test are detailed in Note 29.

p)	CAPITALIZATION PLANS

ITAÚ UNIBANCO HOLDING sells capitalization certificates, in which clients deposit specific amounts, depending on the plan, which are redeemable at the original amount plus interest. Clients enter, during the term of the plan, into raffles of cash prizes.

While for regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of an insurance contract under IFRS 4, and therefore are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

q)	EMPLOYEE BENEFITS

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of “General and administrative expenses”, when incurred. These contributions totaled R$ 1,429 for the year ended December 31, 2011 (R$ 1,415 for the year ended December 31, 2010).

Additionally, ITAÚ UNIBANCO HOLDING also sponsors defined benefit plans and defined contribution plans, accounted for pursuant to IAS 19 – “Employee benefits”.

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to defined benefit plans corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by an independent actuarial company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian government securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

Actuarial gains and losses are fully recognized in income in the period in which they arise under “General and administrative expenses – Retirement plans and post-employment benefits”.

The following amounts are recognized in the consolidated statement of income:

•	The expected return on plan assets, and gains or losses corresponding to the difference between expected and effective.
•	Actuarial gains and losses that are defined as those that result from differences between the previous actuarial assumptions and what has actually occurred, and include the effects of changes in actuarial assumptions.
•	Current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period.
•	Past service cost – representing the change in the present value of defined benefit obligations caused by employee service in prior periods, and that affect the current period.
•	Interest cost - defined as the increase during the year in the present value of obligations which arises from the passage of time.

In accordance with IAS 19, a curtailment is an event that significantly decreases the years of future service by current employees or that eliminates or reduces, for a significant number of employees, the qualification for benefits for all or part of future services. Settlement is a transaction in which an irrevocable action relieves the employer (or plan) of the primary responsibility for a pension or post-retirement benefit, and therefore eliminates significant risks related to the obligation and to the related assets.

A gain or loss from the curtailment of a plan is the sum of two elements: (a) the recognition in income of deferred past service cost associated with the years of service that no longer will have to be provided; and (b) the change in the defined benefit obligation. If the curtailment causes the reduction of the defined benefit obligation, the result will be a curtailment gain. If the curtailment causes the increase of the defined benefit obligation, the result will be a curtailment loss.

Upon a settlement, a gain or loss will be recognized.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans, and ITAÚ UNIBANCO HOLDING is committed as per the acquisition contracts to maintain such benefits for specific periods. Such benefits are also accounted for in accordance with IAS 19, in a manner similar to defined benefit plans.

r)	STOCK-BASED COMPENSATION

Stock based compensation is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). The fulfillment of non-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates for the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock-based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

s)	FINANCIAL GUARANTEES

In accordance with IAS 39, the issuer of a financial guarantee contract has an obligation and should recognize it initially at its fair value. Subsequently, this obligation should be measured at: (i) the amount initially recognized less accumulated amortization and; (ii) the amount determined pursuant to IAS 37 – “Provisions, contingent liabilities and contingent assets”, whichever is higher.

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the consolidated balance sheet under “Other liabilities”. Fair value is generally represented by the fee charged to the client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under “Banking service fees”.

After issuance, if based on the best estimate we conclude that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

t)	PROVISIONS, CONTINGENCIES ASSETS AND CONTINGENT LIABILITIES

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events for which materialization depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain which generally corresponds to lawsuits with favorable rulings in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offsett against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on Management’s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources are required to settle the obligations and the amounts can be estimated with reasonable certainty.

Contingent losses are classified as:

•	Probable: in which case liabilities are recognized in the consolidated balance sheet under “Provisions”.
•	Possible: in which case they are disclosed in the financial statements but no provision is recorded.
•	Remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under “Provisions” and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 31.

The amount of court escrow deposits is updated in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

u)	CAPITAL

Common and preferred shares, which are substantially common shares but without voting rights are classified in stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ Equity as a deduction from the proceeds, net of taxes.

v)	TREASURY SHARES

Common and preferred shares repurchased are recorded in stockholders’ equity under “Treasury shares” at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our stock option plans, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in “Additional paid-in capital”. The cancellation of treasury shares is recorded as a reduction in treasury shares against “Appropriated reserves”, at the average price of treasury shares at the cancellation date.

x)	DIVIDENDS AND INTEREST ON CAPITAL

Pursuant to the Company's bylaws, stockholders are entitled to a mandatory minimum dividend of 25% of net income for the year as determined in accordance with the corporate law. Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by the stockholders at a Stockholder’s Meeting. Since January 1, 1996, Brazilian companies have been permitted to attribute a tax-deductible nominal interest rate charge on net equity (called interest on capital).

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under BRGAAP and not based on these IFRS financial statements.

y)	EARNINGS PER SHARE

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

Earnings per share are presented based on the two types of shares issued by ITAÚ UNIBANCO HOLDING. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on capital) and undistributed earnings of ITAÚ UNIBANCO HOLDING after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as if all earnings were distributed and computed following the requirements of IAS 33 – “Earnings per share”.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the treasury stock method. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds (funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase shares of ITAÚ UNIBANCO HOLDING.

z)	REVENUE FROM SERVICES

ITAÚ UNIBANCO HOLDING provides a number of services to its clients, such as investment management, credit card services, investment banking services and certain commercial bank services.

Services related to current accounts are offered to clients either in the format of packages or individually. These revenues are recognized when such services are provided.

Revenue from certain services such as fees from funds management, performance, collection for retail clients, custody and those related to credit cards is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 23.

aa)	SEGMENT INFORMATION

IFRS 8 – “Operating Segments” requires that operating segments are disclosed consistently with information provided to the chief operating decision maker, who is the person or group of persons that allocates resources to the segments and assesses their performance. ITAÚ UNIBANCO HOLDING considers that its Board of Directors is the chief operating decision maker.

ITAÚ UNIBANCO HOLDING has four reportable segments: (i) Commercial Bank; (ii) Itaú BBA; (iii) Consumer Credit; and (iv) Corporate and Treasury.

Segment information is presented in Note 33.

2.5.	TRANSITION TO IFRS

As mentioned in Note 2.1, the transition to IFRS was made in accordance with IFRS 1 and the transition date chosen was January 1, 2010. As a result, the accounting policies of ITAÚ UNIBANCO HOLDING for these consolidated financial statements were changed on January 1, 2010, for the purpose of complying with IFRS, from the accounting policies applied for BRGAAP purposes.

Changes in accounting policies arising from the transition to IFRS and the reconciliation of the effects of this transition are presented below. ITAÚ UNIBANCO HOLDING prepared its opening balance sheet on January 1, 2010 applying the accounting policies, standards and measurement bases described in Note 2.4, and applied the following exemptions and used all mandatory exceptions set forth in IFRS 1.

a)	Summary of the IFRS 1 voluntary exemptions and mandatory exceptions applied by Management in the preparation of these consolidated financial statements

a.I)	Business combinations, past acquisition of investments in associates and scope of consolidation

IFRS 1 permits that business combinations and acquisition of investments in associates that were recognized before the transition date or an earlier date are not restated, retrospectively, by applying IFRS 3 (R). This exemption permits companies that are first-time adopters to maintain the accounting treatment adopted in the prior accounting practices, BRGAAP in this case. ITAÚ UNIBANCO HOLDING applied this exemption up to August 1, 2009, and, accordingly, it applied IFRS 3 (R) or IAS 28, as appropriate, to account for business combinations or the acquisition of investments in associates after such date.

In accordance with the exemption allowed by IFRS 1, the accounting policies used for initial recognition and subsequent measurement of goodwill and intangible assets generated by the acquisitions prior to August 1, 2009 under BRGAAP were maintained. Under BRGAAP, goodwill was fully amortized at the time such acquisitions took place. Intangible assets arising from acquisitions prior to the transition date were not recognized under BRGAAP.

IFRS 1 also requires that if ITAÚ UNIBANCO HOLDING had not consolidated a subsidiary acquired under BRGAAP, the carrying amount of assets and liabilities of this acquired subsidiary would have to be adjusted in accordance with IFRS. However, in the case of ITAÚ UNIBANCO HOLDING, there were no significant subsidiaries that had not been consolidated in BRGAAP before the transition to IFRS.

a.II)	Fair value as deemed cost

In accordance with IFRS 1, an entity may, on the transition date to IFRS, measure a fixed asset at its fair value and this amount will be considered the deemed cost of this asset, from such date. ITAÚ UNIBANCO HOLDING did not apply this exemption of IFRS 1. The cost of fixed assets was determined based on the historical cost under BRGAAP and adjusted for inflation for the years when Brazil was considered hyperinflationary in accordance with IAS 29.

a.III)	Employee benefits

ITAÚ UNIBANCO HOLDING applied this IFRS 1 exemption, under which all actuarial gains and losses accrued to the transition date, related to defined benefit plans sponsored by ITAÚ UNIBANCO HOLDING and its subsidiaries, were recognized in retained earnings at the transition date.

a.IV) Cumulative differences on the translation of balance sheets of foreign subsidiaries and investments in unconsolidated companies

ITAÚ UNIBANCO HOLDING applied this exemption by which all gains and losses from translation of subsidiaries and investments in unconsolidated companies on the transition date were set to zero. The effects of application of IAS 21 to the translation of these subsidiaries and investments in unconsolidated companies with a functional currency other than Brazilian real will be applied prospectively. These effects are recorded in other comprehensive income and accumulate in a separate reserve in equity only from the transition date.

a.V)	Compound financial instruments

IAS 32 – “Financial Instruments: Presentation” requires that the components of compound financial instruments, as defined by IAS 32, be separated and classified as debt instruments and equity instruments. This classification is made based on circumstances, economic substance and specific terms of these instruments on the date they are issued. IFRS 1 allows a company to not bifurcate these two components, if the debt component is no longer outstanding on the transition date. This exemption did not have any impact on ITAÚ UNIBANCO HOLDING.

a.VI)	Assets and liabilities of subsidiaries, unconsolidated companies and joint ventures

IFRS 1 recognizes that there may be situations in which the controlling entity of a group and its subsidiaries adopt IFRS on different dates. The IFRS 1 exemption permitted us to use the financial statements of the subsidiaries that made the transition to IFRS before January 1, 2010. On consolidation, the amounts in the IFRS financial statements of subsidiaries and unconsolidated companies of ITAÚ UNIBANCO HOLDING that had already applied IFRS before January 1, 2010, were used.

a.VII) Designation of financial instruments previously recognized

IAS 39 permits an entity to designate financial instruments as financial assets or liabilities at fair value through profit or loss, or available-for-sale financial assets, on the date of acquisition or issue of the financial instrument. In accordance with this IFRS 1 exemption, the designation may be made on the transition date, even if the instrument has originally been designated in another category. ITAÚ UNIBANCO HOLDING did not apply this exemption permitted by IFRS 1 and it did not change the designation of financial assets existing on the transition date, keeping the designation existing under BRGAAP on January 1, 2010.

a.VIII) Share-based payment transactions

IFRS 1 encourages, but does not require, that an entity applies IFRS 2 for employee benefits in the form of share-based payment that were granted before November 7, 2002 and also for benefits that were granted after November 7, 2002, but for which vesting conditions had been met before January 1, 2010. On the other hand, if Management decides to apply IFRS 2 retrospectively, it can only do so if the entity has already disclosed the fair value of the relevant share-based instruments, determined on the measurement dates. ITAÚ UNIBANCO HOLDING applied IFRS 2 for all share-based payments, since it has already disclosed the fair value of these instruments.

a.IX) Insurance contracts

IFRS 1 permits companies that issue insurance contracts to change certain insurance accounting policies on the transition date to IFRS, provided that some minimum procedures are followed. ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts; however, it has applied the minimum requirements of IFRS 4, including the classification of contracts as insurance contracts or investment contracts (as defined by IAS 39 and IFRS 4) and the minimum liability adequacy tests for insurance contracts, as defined by IFRS 4, and further detailed in Note 2.4.(o).

a.X)	Liabilities arising from decommissioning, restoration of assets and similar liabilities

IFRIC 1 - “Changes in Existing Decommissioning, Restoration and Similar Liabilities” requires specific changes in these liabilities. An entity that applies IFRS for the first time does not need to meet these requirements for changes that occurred before the transition date to IFRS. This exemption did not have any impact on ITAÚ UNIBANCO HOLDING.

a.XI) Leases

An entity that applies IFRS for the first time may opt to apply the specific transition rules of IFRIC 4 - “Determining Whether an Arrangement Contains a Lease”, and it may determine if there is a lease agreement on the transition date to IFRS based on the facts and circumstances existing on the transition date. The application of IFRIC 4 did not have any impact on ITAÚ UNIBANCO HOLDING on the transition date to IFRS since no contracts that should be accounted for as lease agreements, pursuant to IFRIC 4, have been identified.

a.XII) Fair value measurement of financial assets and liabilities on the transition date

IFRS 1 determines that an entity should apply the specific requirements of IAS 39 for fair value measurement of financial assets and liabilities on the transition date to IFRS. IAS 39 requires that valuation techniques of financial assets and liabilities at fair value incorporate all factors that a market participant would consider in setting a price when using consistent and accepted economic methodologies for pricing such financial instruments. Additionally, IAS 39 establishes rules for situations in which an entity may recognize an initial gain or loss when purchasing a financial asset or liability ("day one profit or loss"). As a consequence of this requirement, IAS 39 requires that a gain or loss generated in the initial purchase or subsequent changes in the fair value of a financial instrument be recognized immediately only if the fair value calculation methodology included only data and quotations directly observable in the market on the fair value assessment date.

IFRS 1 requires that these criteria be applied on a mandatory and prospective basis to transactions with asset or liability financial instruments entered into after October 25, 2002 or prospectively for transactions entered into after January 1, 2004.

a.XIII) Borrowing costs

IFRS 1 permits an entity to apply IAS 23 for borrowing costs related to the qualifying assets for which the capitalization initial date is the same or subsequent to the transition (January 1, 2010), or designate a date prior to the transition date and apply IAS 23 to the borrowing costs related to qualifying assets for which the capitalization initial date is the same or subsequent to that date. ITAÚ UNIBANCO HOLDING did not apply this exemption.

a.XIV) Derecognition of financial assets and financial liabilities

IFRS 1 requires that an entity that applies IFRS for the first time applies the derecognition standards (asset derecognition, as defined by IAS 39) of financial assets and liabilities prospectively for transactions after January 1, 2004. Accordingly, should ITAÚ UNIBANCO HOLDING have derecognized, pursuant to BRGAAP, a non-derivative financial asset or liability resulting from a transaction before January 1, 2004, it shall not recognize this asset or liability on the transition to IFRS. Additionally, IFRS 1 permits the application of standards of derecognition of financial assets and liabilities retrospectively, from a date elected by the entity, provided that the information needed to apply such standards had already been obtained at the time of the transaction that gave rise to the derecognition. This exemption did not have any impact on ITAÚ UNIBANCO HOLDING as no significant financial asset or liability was derecognized under BRGAAP.

a.XV) Hedge accounting

IAS 39 requires the valuation of all derivative financial instruments at fair value, as well as the elimination of deferred gains or losses, recognized as assets or liabilities under BRGAAP prior to IFRS. Additionally, an entity should not apply hedge accounting (as defined by IAS 39) in its consolidated balance sheet at the transition date if the instrument did not qualify as a hedge in accordance with IAS 39. As a result of this requirement, hedge accounting was not applied for IFRS purposes on the transition date to certain hedge relationships that meet the criteria for hedge accounting in BRGAAP, but that do not meet all requirements of IAS 39 as of such date.

a.XVI) Estimates

IFRS 1 requires that the estimates used by management for IFRS purposes at the transition date to IFRSs are consistent with estimates made as of the same date under BRGAAP, unless there is evidence of errors in the preparation of the estimates in BRGAAP as compared to IFRS. ITAÚ UNIBANCO HOLDING considered that the estimates used for BRGAAP, except for the differences in the methodology for the calculation of the allowance for loan losses, as described in Note 2.3(a), are consistent with those used on the transition date to IFRS. No information regarding the estimates made in accordance with BRGAAP was obtained on a date subsequent to the transition date that should be accounted for under IAS 10.

a.XVII) Non-controlling interests

IFRS 1 requires that the entity that adopts IFRS for the first time applies certain requirements of IAS 27 prospectively from the transition date. However, these requirements did not have an impact on ITAÚ UNIBANCO HOLDING.

b)	RECONCILIATION BETWEEN BRGAAP AND IFRS APPLICABLE TO THE STOCKHOLDERS' EQUITY OF ITAÚ UNIBANCO HOLDING AT JANUARY 1 AND DECEMBER 31, 2010 AND TO THE NET INCOME OF ITAÚ UNIBANCO HOLDING FROM JANUARY 1 TO DECEMBER 31, 2010

		12/31/2010	01/01/2010	01/01 to 12/31/2010
	Reference	Stockholders’ equity		Income
In accordance with BRGAAP (stockholders’ equity attributed to the owners of the parent company, excluding non-controlling interest)		60,879	50,683	13,323
Adjustments that affect stockholders’ equity between BR GAAP and IFRS		4,996	6,443	(1,615)
Allowance for loan losses	b.I	2,025	3,458	(1,434)
Recognition of total deferred tax assets	b.II	1,631	2,367	(660)
Pension and health care plans	b.III	-	1,410	-
Adjustment to market value of shares	b.IV	1,162	970	14
Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	b.V	896	936	(40)
Provision for Itaú Unibanco merger expenses	b.VI	-	844	(844)
Translation of foreign subsidiaries and unconsolidated companies abroad	b.VII	-	-	275
Provision for dividends payable not yet declared	b.VIII	1,308	-	-
Effective interest rate	b.IX	(819)	(841)	22
Other adjustments	b.X	70	(95)	236
Income tax and social contribution on all IFRS adjustments	b.XI	(1,277)	(2,606)	816
In accordance with IFRS – attributable to controlling stockholders		65,875	57,126	11,708
In accordance with IFRS – attributable to non-controlling interest		1,677	1,564	786
In accordance with IFRS – attributable to controlling stockholders and non-controlling interest		67,552	58,690	12,494
Adjustments that affect comprehensive income
Available-for-sale financial assets				170
Cash flow hedge				(17)
Foreign exchange variation on investments abroad				(274)
Share of other comprehensive income of investments in unconsolidated companies				(166)
Total				12,207

Adoption of IFRS has not changed ITAÚ UNIBANCO HOLDING’s actual cash flows since under BRGAAP we were already required to apply the Brazilian equivalent of IAS 7, and there are no significant differences in the statement of cash flows prepared under BRGAAP and that presented in these financial statements.

Summary of the main differences between BRGAAP and IFRS

Below is presented a description of the main accounting practices applicable to ITAÚ UNIBANCO HOLDING, which differ significantly between BRGAAP and IFRS and are presented in the reconciliations above:

b.I)	Allowance for loan losses

In BRGAAP, the allowance for loan losses is measured considering an analysis of the risk of non-realization of receivables, at an amount considered sufficient to cover expected losses, following the rules established by BACEN. Pursuant to these rules, the allowance is created from the date loans are granted, based on the client’s risk rating and on a periodic quality evaluation of clients and industries, and not only when default actually occurs. Under BRGAAP, the allowance cannot be less than the minimum required by the regulatory authorities, but an additional allowance can be recorded when the minimum allowance is not considered sufficient. At December 31, 2008, considering the economic scenario and the related uncertainties, the criteria for recognition of an allowance for loan losses additional to the required regulatory minimum allowance were revised, including an allowance for risks associated with a more pessimistic scenario. During 2009, there was an improvement in the economic situation, causing a reduction in the ratio of the allowance for loan losses to the loan portfolio. In 2010, a change in the criteria under BRGAAP was adopted which resulted in a reduction in the allowance for loan losses. The criteria were adopted considering new Basel III guidelines (not yet applicable), which require counter-cyclical effects should be considered.

IAS 39 determines that the entity should assess, on each reporting date, whether there is objective evidence that the loan operation or group of loan operations is impaired. A loan or group of loans is impaired if there is objective evidence of impairment as a consequence of one or more events that occurred after the initial recognition of the loan (loss event), this event or events impact the future cash flow and it can be reliably estimated.

The amount of the loss is measured as the difference between the carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the loan.

Initially, it is necessary to assess, on an individual basis, if there is objective evidence of impairment for exposures that are individually significant, or individually and collectively significant for exposures that are not individually significant. If there is no objective evidence for an exposures individually assessed, be it significant or not, it should be included in a group of exposures with similar characteristics and assessed collectively. The exposures that are individually assessed and for which a loss has been recorded should not be included in the collective assessment.

The differences between BRGAAP and IFRS resulted in differing amounts of the allowance for loan losses and, accordingly, an adjustment has been recognized.

b.II)	Recognition of total deferred tax assets

Under Law No. 11,727/2008, the social contribution (CSLL) rate for private insurance, capitalization companies and financial institutions, was increased from 9% to 15%, for taxable events that occurred after May 1, 2008. As a result of a lawsuit claiming unconstitutionality of the increase of the CSLL rate that was filed on June 26, 2008, by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded under BRGAAP only up to the amount of the increase in tax liabilities and did not considering the increased rate of 15%.

IAS 12 prescribes that deferred tax assets should be measured using substantively enacted tax rates. IAS 12 also prescribes that deferred tax assets should be recognized when the generation of future taxable income is probable, allowing the realization of the assets.

ITAÚ UNIBANCO HOLDING recognized, in these consolidated financial statements, deferred tax assets using the substantively enacted tax rate of 15% for CSLL.

b.III)	Pension and healthcare plans

Up to December 31, 2009, under BRGAAP, ITAÚ UNIBANCO HOLDING did not recognize assets resulting from the difference between the fair value of plan assets and their actuarial liabilities. The measurement basis of plan obligations and plan assets was similar to IFRS. However, differences existed in the criteria for recognizing the funded status when it resulted in a net asset.

Actuarial calculations for certain plans of ITAÚ UNIBANCO HOLDING resulted in net assets, for which an asset is recognized in accordance with IAS 19. As ITAÚ UNIBANCO HOLDING has an economic benefit available through reductions in future contributions, the asset was recognized as of December 31, 2009, measured taking into consideration the asset ceiling, prescribed by IAS 19 and IFRIC 14.

As from December 31, 2010, ITAÚ UNIBANCO HOLDING, pursuant to CVM Resolution No. 600/09, recognizes as assets the difference, when positive, between the fair value of plan assets and actuarial liabilities. CVM Resolution No. 600/09 is equivalent to IAS 19, and, accordingly, this adjustment is no longer necessary as from such date.

b.IV) Adjustment to market value of shares

For purposes of BRGAAP, shares classified as permanent investments are recognized at historical cost and adjusted only for provision for permanent impairment. Increases in value over acquisition cost are not recognized.

Under IFRS, ITAÚ UNIBANCO HOLDING classified these shares as available-for-sale financial assets, in accordance with IAS 39, and recorded them at fair value, with gains and losses recognized in other comprehensive income.

b.V)	Acquisition of interest in unconsolidated company - Porto Seguro Itaú Unibanco Participações S.A. (PSIUPAR)

Under BRGAAP, there are no specific rules for the recognition of transactions where a subsidiary is exchanged for an unconsolidated company (associate); this kind of transaction is generally recognized at the carrying amount of the subsidiary transferred.

Under IFRS, consideration received (an interest in PSIUPAR acquired on November 30, 2009) in connection with the loss of control of a subsidiary is accounted for at fair value.

This difference in the basis of our investment in PSIUPAR is adjusted in the reconciliation.

b.VI) Provision for Itaú Unibanco merger expenses

As a consequence of the acquisition of Unibanco, a provision to cover expenses related to communication to clients, changes in systems and personnel was recognized under BRGAAP, as the amount of the provision could be reasonably estimated.

Under IFRS, this provision did not meet at the transition date the requirements of IAS 19 and IAS 37, which are more restrictive than the requirements under BRGAAP and, accordingly, the provision was reversed at the transition date in these consolidated financial statements. During the year ended December 31, 2010, the provision recorded under BRGAAP was fully utilized.

b.VII) Translation of foreign subsidiaries and unconsolidated companies

The process adopted by ITAÚ UNIBANCO HOLDING under BRGAAP for the translation of foreign subsidiaries and unconsolidated companies is similar to the requirements of IAS 21, except that the differences arising from the translation process are recorded in the statement of income. Accordingly, under BRGAAP, there is no specific reserve in stockholders’ equity where cumulative gains or losses arising from the translation of foreign subsidiaries and unconsolidated companies are recognized.

Under IFRS, the differences on translation of foreign subsidiaries and unconsolidated companies are reported in other comprehensive income.

b.VIII) Provision for dividends not yet declared

Until 2010, in accordance with BRGAAP, the year-end financial statements should recognize a provision for dividends proposed by Management but not yet approved by the stockholders even if proposed dividends exceed the mandatory minimum dividend established in the bylaws.

In accordance with IAS 10 - “Events After The Balance Sheet Date”, if an entity declares dividends after the balance sheet date, it cannot recognize the amount of these dividends as a liability in the year-end financial statements.

From May 2011, ITAÚ UNIBANCO HOLDING, in conformity with Resolution No. 3,973/11, of the Central Bank of Brazil, no longer recognizes a provision (in liabilities) that exceeds the mandatory minimum dividends. The Resolution No. 3,973/11 is equivalent to IAS 10 and, therefore, from this date on, this adjustment is no longer necessary.

b.IX) Effective interest rate

Under IAS 39, financial assets and liabilities measured at amortized cost should be recognized using the effective interest method, which consists of recognizing revenues and costs directly attributable to its acquisition, issue or disposal for the term of the operation.

b.X)	Other adjustments

Other differences between IFRS and BRGAAP have been recorded, which are not material either individually or in the aggregate.

b.XI) Income tax and social contribution on IFRS adjustments

IAS 12 requires the recognition of deferred income tax and social contribution for all taxable or deductible temporary differences, except for deferred taxes arising from the initial recognition of goodwill, the initial recognition of an asset or liability in a transaction which is not a business combination, and that at the time of the transaction affects neither accounting profit nor taxable profit (tax loss). The adjustments of deferred income tax and social contribution were calculated on IFRS adjustments, when applicable.

NOTE 03 - CASH AND CASH EQUIVALENTS

For purposes of consolidated statements of cash flows, cash and cash equivalents comprises the following items (amounts with original maturity terms equal to or less than 90 days):

	12/31/2011	12/31/2010	01/01/2010
Cash and deposits on demand	10,668	10,172	10,671
Interbank deposits	18,921	7,639	7,304
Securities purchased under agreements to resell	8,516	27,798	54,677
TOTAL	38,105	45,609	72,652

Amounts related to interbank deposits and securities purchased under agreements to resell over 90 days are R$ 8,900 (R$ 7,196 at December 31, 2010 and R$ 10,495 at January 1, 2010) and R$ 83,732 (R$ 60,884 at December 31, 2010 and R$ 81,143 at January 1, 2010), respectively.

NOTE 04 - CENTRAL BANK COMPULSORY DEPOSITS

	12/31/2011	12/31/2010	01/01/2010
Non-interest bearing deposits	5,730	4,742	4,042
Interest-bearing deposits	92,323	81,034	9,827
TOTAL	98,053	85,776	13,869

NOTE 05 – INTERBANK DEPOSITS AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

	12/31/2011
	CURRENT	NON-CURRENT	TOTAL
Interbank deposits	25,384	2,437	27,821
Securities purchased under agreements to resell (*)	92,248	-	92,248
TOTAL	117,632	2,437	120,069

(*) Of these securities R$ 7.046 are pledged in guarantee in conformity with the policies described in note 2.4f

	12/31/2010
	CURRENT	NON-CURRENT	TOTAL
Interbank deposits	14,315	520	14,835
Securities purchased under agreements to resell (*)	82,094	6,588	88,682
TOTAL	96,409	7,108	103,517

(*) Of these securities R$ 8.670 are pledged in guarantee in conformity with the policies described in note 2.4f

	01/01/2010
	CURRENT	NON-CURRENT	TOTAL
Interbank deposits	17,262	537	17,799
Securities purchased under agreements to resell (*)	124,227	11,593	135,820
TOTAL	141,489	12,130	153,619

(*) Of these securities R$ 9.288 are pledged in guarantee in conformity with the policies described in note 2.4f

NOTE 06 – FINANCIAL ASSETS HELD FOR TRADING AND DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	12/31/2011				12/31/2010				01/01/2010
	Cost/				Cost/				Cost/
	amortized	Unrealized results		Fair	amortized	Unrealized results		Fair	amortized	Unrealized results		Fair
	cost	Gain	Loss	value	cost	Gain	Loss	value	cost	Gain	Loss	value
Investment funds	1,326	35	(22)	1,339	1,701	49	(2)	1,748	1,589	32	(2)	1,619
Brazilian government securities (1a)	93,914	184	(184)	93,914	86,636	77	(14)	86,699	36,099	48	(12)	36,135
Brazilian external debt bonds (1b)	868	42	-	910	653	17	(4)	666	222	-	-	222
Government securities – abroad (1c)	787	28	(13)	802	9,323	38	(8)	9,353	1,045	25	(13)	1,057
Argentina	226	12	(13)	225	295	6	(8)	293	179	3	(3)	179
United States	280	12	-	292	8,682	32	-	8,714	735	22	(10)	747
Mexico	201	4	-	205	29	-	-	29	10	-	-	10
Russia	-	-	-	-	45	-	-	45	77	-	-	77
Chile	50	-	-	50	248	-	-	248	30	-	-	30
Uruguay	27	-	-	27	24	-	-	24	14	-	-	14
Other	3	-	-	3	-	-	-	-	-	-	-	-
Corporate securities (1d)	24,965	84	(125)	24,924	16,941	152	(62)	17,031	16,279	248	(8)	16,519
Shares	2,325	69	(97)	2,297	3,161	134	(47)	3,248	2,476	240	(6)	2,710
Securitized real estate loans	23	1	-	24	587	9	-	596	33	2	-	35
Bank deposit certificates	7,820	-	-	7,820	8,932	-	-	8,932	9,490	-	-	9,490
Debentures	3,525	2	(1)	3,526	2,799	1	-	2,800	3,095	2	(1)	3,096
Eurobonds and other	1,446	12	(27)	1,431	1,459	8	(15)	1,452	624	4	(1)	627
Financial credit bills	8,973	-	-	8,973	-	-	-	-	-	-	-	-
Other	853	-	-	853	3	-	-	3	561	-	-	561
TOTAL	121,860	373	(344)	121,889	115,254	333	(90)	115,497	55,234	353	(35)	55,552
(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients at December 31, 2011 were: a) R$ 12,010 (R$ 45,672 at 12/31/2010 and R$ 5,870 at 01/01/2010), b) R$ 0 (R$ 125 at 12/31/2010 and R$ 77 at 01/01/2010), c) R$ 84 (R$ 8,592 at 12/31/2010 and R$ 288 at 01/01/2010) and d) R$ 48 (R$ 11 at 12/31/2010 and R$ 101 at 01/01/2010), totaling R$ 12,142 (R$ 54,400 at 12/31/2010 and R$ 6,336 at 01/01/2010).

Realized gains and losses

	01/01 to	01/01 to
	12/31/2011	12/31/2010
Financial assets held for trading
Gains	2,995	1,668
Losses	(2,559)	(1,266)
TOTAL	436	402

The cost/ amortized cost and fair value of financial assets held for trading by maturity are as follows:

	12/31/2011		12/31/2010		01/01/2010
	Cost/	Fair	Cost/	Fair	Cost/	Fair
	amortized cost	value	amortized cost	value	amortized cost	Value
CURRENT	37,701	37,706	58,534	58,705	26,039	26,323
Non-stated maturity	3,650	3,635	4,862	4,996	4,070	4,334
Up to one year	34,051	34,071	53,672	53,709	21,969	21,989
NON-CURRENT	84,159	84,183	56,720	56,792	29,195	29,229
From one to five years	72,064	72,088	49,392	49,403	26,131	26,138
From five to ten years	8,570	8,550	5,134	5,177	2,313	2,332
After ten years	3,525	3,545	2,194	2,212	751	759
TOTAL	121,860	121,889	115,254	115,497	55,234	55,552

Financial assets held for trading include assets with a fair value of R$ 57,734 (R$ 46,051 at 12/31/2010 and R$ 38,626 at 01/01/2010) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A.. The return on those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	12/31/2011
	Cost/ amortized	Unrealized results		Fair
	Cost	Gain	Loss	value
Brazilian external debt bonds	182	4	-	186

	12/31/2010
	Cost/ amortized	Unrealized results		Fair
	Cost	Gain	Loss	value
Brazilian external debt bonds	297	9	-	306

	01/01/2010
	Cost/ amortized	Unrealized results		Fair
	Cost	Gain	Loss	value
Brazilian external debt bonds	368	5	-	373

Realized gain and loss

	01/01 to	01/01 to
	12/31/2011	12/31/2010
Designated at fair value through profit or loss
Gain	20	-
Loss	-	(1)
Total	20	(1)

The cost or amortized cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	12/31/2011		12/31/2010		01/01/2010
	Cost/		Cost/		Cost/
	amortized	Fair	amortized	Fair	amortized	Fair
	cost	value	cost	value	cost	value
NON-CURRENT	182	186	297	306	368	373
After ten years	182	186	297	306	368	373

NOTE 07 – DERIVATIVES

ITAÚ UNIBANCO HOLDING enters into financial derivative instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forward - Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interests, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoing a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee for ITAÚ UNIBANCO HOLDING amounted to R$ 7,793 (R$ 8,061 at 12/31/2010 and R$ 12,252 at 01/01/2010) and was basically comprised of government securities.

The following table shows the composition of derivatives by index:

	Off-Balance Sheet
	Notional amount	Amortized cost	Gains / Losses	Fair value
	12/31/2011	12/31/2011	12/31/2011	12/31/2011
Futures contracts	268,806	75	(49)	26
Purchase commitments	251,094	75	19	94
Foreign currency	59,087	(1)	12	11
Interbank market	144,154	1	-	1
Indices	41,365	75	7	82
Securities	6,338	-	-	-
Commodities	122	-	-	-
Other	28	-	-	-
Commitments to sell	17,712	-	(68)	(68)
Foreign currency	15,796	-	(63)	(63)
Interbank market	52	-	-	-
Indices	1,106	-	-	-
Securities	230	-	(3)	(3)
Commodities	513	-	(2)	(2)
Other	15	-	-	-
Swap contracts		72	(120)	(48)
Asset position	94,806	2,155	595	2,750
Foreign currency	9,883	605	7	612
Interbank market	39,936	545	50	595
Fixed rate	16,808	227	241	468
Floating rate	3,809	3	-	3
Indices	23,995	739	312	1,051
Securities	28	23	(26)	(3)
Commodities	3	-	-	-
Other	344	13	11	24
Liability position	94,734	(2,083)	(715)	(2,798)
Foreign currency	11,171	(608)	22	(586)
Interbank market	24,958	(100)	10	(90)
Fixed rate	21,733	(325)	(301)	(626)
Floating rate	6,144	(133)	2	(131)
Indices	29,225	(816)	(477)	(1,293)
Securities	112	(85)	34	(51)
Commodities	108	(1)	(4)	(5)
Other	1,283	(15)	(1)	(16)
Option contracts	1,108,517	576	(739)	(163)
Purchase commitments – long position	237,863	1,122	(373)	749
Foreign currency	17,481	887	(289)	598
Interbank market	36,911	65	(36)	29
Floating rate	278	1	(1)	-
Indices	181,517	124	(58)	66
Securities	1,162	31	11	42
Commodities	501	14	-	14
Other	13	-	-	-
Commitments to sell – long position	354,697	1,457	237	1,694
Foreign currency	7,635	149	(41)	108
Interbank market	27,212	293	(49)	244
Fixed rate	2	-	1	1
Floating rate	218	1	-	1
Indices	315,903	915	(2)	913
Securities	2,821	82	317	399
Commodities	768	14	-	14
Other	138	3	11	14
Purchase commitments – short position	174,398	(778)	47	(731)
Foreign currency	10,325	(454)	(97)	(551)
Interbank market	23,954	(47)	11	(36)
Indices	139,248	(258)	144	(114)
Securities	795	(15)	(13)	(28)
Commodities	65	(4)	2	(2)
Other	11	-	-	-
Commitments to sell – short position	341,559	(1,225)	(650)	(1,875)
Foreign currency	10,757	(309)	113	(196)
Interbank market	35,433	(178)	(239)	(417)
Fixed rate	2	-	(1)	(1)
Indices	293,394	(647)	(197)	(844)
Securities	1,636	(79)	(316)	(395)
Commodities	197	(9)	1	(8)
Other	140	(3)	(11)	(14)

		Off-Balance Sheet Notional amount	Amortized cost	Gains / Losses	Fair Value
		12/31/2011	12/31/2011	12/31/2011	12/31/2011
Forwards operations (onshore)		17,248	1,092	(31)	1,061
Purchases receivable		8,702	921	(62)	859
Foreign currency		7,883	623	(62)	561
Interbank market		520	-	-	-
Fixed rate		-	35	-	35
Floating rate		262	262	-	262
Commodities		37	1	-	1
Purchases payable		1,351	(324)	(9)	(333)
Foreign currency		1,218	(43)	(8)	(51)
Floating rate		-	(262)	-	(262)
Commodities		131	(19)	(1)	(20)
Other		2	-	-	-
Sales receivable		2,230	1,013	7	1,020
Foreign currency		1,181	24	9	33
Interbank market		48	1	-	1
Fixed rate		148	148	(1)	147
Floating rate		110	110	-	110
Securities		731	726	(1)	725
Commodities		12	4	-	4
Sales deliverable		4,965	(518)	33	(485)
Foreign currency		4,905	(342)	32	(310)
Fixed rate		-	(54)	-	(54)
Floating rate		-	(110)	-	(110)
Commodities		60	(12)	1	(11)
Credit derivatives		7,194	153	136	289
Asset position		3,659	242	157	399
Foreign currency		117	-	1	1
Fixed rate		1,820	226	134	360
Floating rate		-	5	11	16
Indices		-	11	(1)	10
Securities		1,721	-	12	12
Other		1	-	-	-
Liability position		3,535	(89)	(21)	(110)
Foreign currency		117	-	(1)	(1)
Fixed rate		2,900	(89)	(8)	(97)
Securities		517	-	(12)	(12)
Other		1	-	-	-
Forwards operations (offshore)		31,285	69	56	125
Asset position		16,257	421	30	451
Foreign currency		15,862	415	30	445
Interbank market		19	-	-	-
Floating rate		376	6	-	6
Liability position		15,028	(352)	26	(326)
Foreign currency		14,946	(348)	26	(322)
Interbank market		13	-	-	-
Floating rate		69	(1)	-	(1)
Indices		-	(1)	-	(1)
Securities		-	(2)	-	(2)
Swap with target flow		102	-	(2)	(2)
Asset position - Interbank market		51	-	-	-
Liability position - Interbank market		51	-	(2)	(2)
Target flow of swap - Asset position - Foreign currency		53	-	4	4
Other derivative financial instruments		4,894	695	20	715
Asset position		4,640	769	33	802
Foreign currency		608	55	31	86
Fixed rate		973	521	-	521
Securities		3,054	193	2	195
Other		5	-	-	-
Liability position		254	(74)	(13)	(87)
Foreign currency		118	(74)	(11)	(85)
Securities		75	-	-	-
Other		61	-	(2)	(2)
		ASSETS	8,175	579	8,754
		LIABILITIES	(5,443)	(1,304)	(6,747)
		TOTAL	2,732	(725)	2,007
Derivative contracts mature as follows (in days):
Off-Balance Sheet - Notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2011
Futures	75,850	67,789	36,072	89,095	268,806
Swaps	9,939	16,691	19,679	46,342	92,651
Options	846,277	58,377	176,965	26,898	1,108,517
Forwards (onshore)	3,393	7,970	3,626	2,259	17,248
Credit derivatives	88	1,902	1,025	4,179	7,194
Forwards (offshore)	6,636	14,066	6,899	3,684	31,285
Swaps with target flow	-	-	-	51	51
Target flow of swap	-	-	-	53	53
Other	112	1,372	760	2,650	4,894

	Off-Balance Sheet
	Notional amount	Amortized cost	Gains / Losses	Fair value
	12/31/2010	12/31/2010	12/31/2010	12/31/2010
Futures contracts	292,049	5	(60)	(55)
Purchase commitments	127,499	(1)	174	173
Foreign currency	8,128	(1)	1	-
Interbank market	98,353	-	45	45
Indices	19,288	-	95	95
Securities	1,645	-	-	-
Commodities	84	-	33	33
Other	1	-	-	-
Commitments to sell	164,550	6	(234)	(228)
Foreign currency	13,057	6	(20)	(14)
Interbank market	113,173	-	(45)	(45)
Indices	32,033	-	(127)	(127)
Securities	4,230	-	-	-
Commodities	2,048	-	(42)	(42)
Other	9	-	-	-
Swap contracts		344	580	924
Asset position	68,839	2,160	777	2,937
Foreign currency	7,330	(292)	238	(54)
Interbank market	34,370	1,299	161	1,460
Fixed rate	9,277	326	140	466
Floating rate	865	2	18	20
Indices	16,745	819	218	1,037
Securities	32	3	-	3
Commodities	219	3	2	5
Other	1	-	-	-
Liability position	68,495	(1,816)	(197)	(2,013)
Foreign currency	14,609	(310)	(17)	(327)
Interbank market	19,443	(358)	138	(220)
Fixed rate	7,835	(256)	(133)	(389)
Floating rate	3,272	(2)	(1)	(3)
Indices	23,122	(865)	(181)	(1,046)
Securities	29	(1)	-	(1)
Commodities	178	(24)	(3)	(27)
Other	7	-	-	-
Option contracts	2,330,950	(570)	235	(335)
Purchase commitments – long position	695,908	1,182	(108)	1,074
Foreign currency	24,905	414	(104)	310
Interbank market	530,428	468	2	470
Floating rate	314	2	-	2
Indices	138,085	182	(53)	129
Securities	1,534	86	27	113
Commodities	642	30	20	50
Commitments to sell – long position	526,323	625	53	678
Foreign currency	12,295	339	142	481
Interbank market	404,532	128	(28)	100
Floating rate	282	-	-	-
Indices	107,034	109	(48)	61
Securities	1,625	40	(6)	34
Commodities	555	9	(7)	2
Purchase commitments – short position	527,731	(1,587)	342	(1,245)
Foreign currency	26,547	(802)	341	(461)
Interbank market	376,482	(256)	(7)	(263)
Indices	123,221	(449)	50	(399)
Securities	864	(49)	(27)	(76)
Commodities	617	(31)	(15)	(46)
Commitments to sell – short position	580,988	(790)	(52)	(842)
Foreign currency	16,715	(451)	(95)	(546)
Interbank market	444,963	(196)	3	(193)
Indices	118,333	(71)	22	(49)
Securities	825	(58)	7	(51)
Commodities	152	(14)	11	(3)

		Off-Balance Sheet Notional amount	Amortized cost	Gains / Losses	Fair value
		12/31/2010	12/31/2010	12/31/2010	12/31/2010
Forwards operations (onshore)		1,445	1,432	(27)	1,405
Purchases receivable		21	57	29	86
Interbank market		-	36	-	36
Floating rate		21	21	29	50
Purchases payable - Floating rate		-	(21)	(29)	(50)
Sales receivable		1,424	1,397	1	1,398
Foreign currency		4	4	-	4
Securities		1,419	1,392	1	1,393
Commodities		1	1	-	1
Sales deliverable - Floating rate		-	(1)	(28)	(29)
Credit derivatives		6,701	125	7	132
Asset position		2,902	258	3	261
Foreign currency		53	-	1	1
Fixed rate		2,622	258	(2)	256
Securities		227	-	4	4
Liability position		3,799	(133)	4	(129)
Foreign currency		22	-	(1)	(1)
Fixed rate		3,126	(133)	10	(123)
Securities		651	-	(5)	(5)
Forwards operations (offshore)		36,958	(522)	22	(500)
Asset position		13,832	597	15	612
Foreign currency		13,121	548	8	556
Fixed rate		3	1	-	1
Floating rate		509	8	-	8
Commodities		199	40	7	47
Liability position		23,126	(1,119)	7	(1,112)
Foreign currency		22,759	(1,098)	9	(1,089)
Interbank market		27	-	(1)	(1)
Floating rate		273	(3)	-	(3)
Commodities		67	(18)	(1)	(19)
Swap with USD check
Asset position – Interbank market		6	-	-	-
Liability position – Interbank market		6	-	-	-
Check of swap – Liability position – Foreign currency		25	-	-	-
Other derivative financial instruments		3,755	626	(91)	535
Asset position		3,395	785	(54)	731
Foreign currency		259	189	5	194
Fixed rate		698	375	2	377
Floating rate		-	-	(3)	(3)
Securities		2,438	221	(58)	163
Liability position		360	(159)	(37)	(196)
		ASSETS	7,061	716	7,777
		LIABILITIES	(5,621)	(50)	(5,671)
		TOTAL	1,440	666	2,106
Derivative contracts mature as follows (in days):
Off-Balance Sheet - Notional Amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2010
Futures	108,359	64,874	49,747	69,069	292,049
Swaps	5,318	16,169	8,225	36,967	66,679
Options	1,292,156	439,940	506,039	92,815	2,330,950
Forwards (onshore)	274	1,143	28	-	1,445
Credit derivatives	-	1,011	592	5,098	6,701
Forwards (offshore)	13,658	13,233	6,051	4,016	36,958
Swap with USD check	-	-	6	-	6
Check of swap	6	16	3	-	25
Other	105	927	405	2,318	3,755

	Off-Balance Sheet
	Notional amount	Amortized cost	Gains / Losses	Fair value
	01/01/2010	01/01/2010	01/01/2010	01/01/2010
Futures contracts	216,786	(2)	(24)	(26)
Purchase commitments	94,210	(1)	30	29
Foreign currency	3,160	-	22	22
Interbank market	78,537	1	18	19
Indices	10,314	(2)	2	-
Securities	2,132	-	-	-
Commodities	64	-	(12)	(12)
Other	3	-	-	-
Commitments to sell	122,576	(1)	(54)	(55)
Foreign currency	18,939	(1)	(25)	(26)
Interbank market	82,302	4	(21)	(17)
Indices	11,843	(3)	(4)	(7)
Securities	3,144	-	-	-
Commodities	6,339	(1)	(4)	(5)
Other	9	-	-	-
Swap contracts		401	64	465
Asset position	69,018	2,128	451	2,579
Foreign currency	7,098	46	56	102
Interbank market	31,371	1,398	20	1,418
Fixed rate	10,946	261	106	367
Floating rate	6,538	(2)	6	4
Indices	12,964	416	264	680
Securities	11	5	(1)	4
Commodities	89	4	-	4
Other	1	-	-	-
Liability position	68,617	(1,727)	(387)	(2,114)
Foreign currency	11,560	(285)	(9)	(294)
Interbank market	19,601	(795)	73	(722)
Fixed rate	15,387	(211)	(183)	(394)
Floating rate	6,473	(9)	-	(9)
Indices	15,433	(414)	(267)	(681)
Commodities	106	(13)	(1)	(14)
Other	57	-	-	-
Option contracts	1,728,321	(83)	61	(22)
Purchase commitments – long position	489,888	1,421	(462)	959
Foreign currency	67,850	596	(418)	178
Interbank market	330,854	491	(94)	397
Floating rate	33	-	-	-
Indices	90,111	264	50	314
Securities	801	53	(6)	47
Commodities	239	17	6	23
Commitments to sell – long position	442,926	617	250	867
Foreign currency	12,721	319	30	349
Interbank market	388,004	185	(11)	174
Indices	41,059	98	229	327
Securities	1,010	3	(1)	2
Commodities	132	12	3	15
Purchase commitments – short position	379,223	(1,433)	415	(1,018)
Foreign currency	48,514	(619)	414	(205)
Interbank market	246,600	(452)	71	(381)
Indices	83,355	(332)	(80)	(412)
Securities	616	(17)	4	(13)
Commodities	138	(13)	6	(7)
Commitments to sell – short position	416,284	(688)	(142)	(830)
Foreign currency	16,264	(316)	(144)	(460)
Interbank market	317,681	(182)	16	(166)
Fixed rate	-	(21)	10	(11)
Indices	82,089	(159)	(175)	(334)
Securities	147	5	140	145
Commodities	103	(15)	11	(4)

		Off-Balance Sheet Notional amount	Amortized cost	Gains / Losses	Fair value
		01/01/2010	01/01/2010	01/01/2010	01/01/2010
Forwards operations (onshore)		68	32	-	32
Purchases receivable		49	49	-	49
Foreign currency		-	1	-	1
Floating rate		48	48	-	48
Commodities		1	-	-	-
Purchases payable - Floating rate		-	(48)	-	(48)
Sales receivable		19	50	-	50
Interbank market		-	31	-	31
Floating rate		19	19	-	19
Sales deliverable - Floating rate		-	(19)	-	(19)
Credit derivatives		4,532	(78)	(13)	(91)
Asset position		1,786	19	(4)	15
Foreign currency		137	1	-	1
Fixed rate		1,615	18	(6)	12
Indices		2	-	-	-
Securities		10	-	1	1
Other		22	-	1	1
Liability position		2,746	(97)	(9)	(106)
Foreign currency		-	(1)	-	(1)
Interbank market		50	-	-	-
Fixed rate		2,696	(96)	(7)	(103)
Securities		-	-	(1)	(1)
Other		-	-	(1)	(1)
Forwards operations (offshore)		13,723	(94)	-	(94)
Asset position		6,609	313	-	313
Foreign currency		5,584	279	-	279
Interbank market		213	20	-	20
Fixed rate		532	4	-	4
Securities		27	-	-	-
Other		253	10	-	10
Liability position		7,114	(407)	-	(407)
Foreign currency		6,659	(393)	-	(393)
Interbank market		2	-	-	-
Fixed rate		94	(10)	-	(10)
Floating rate		348	(3)	-	(3)
Indices		11	(1)	-	(1)
Swap with USD check		1,935	17	(58)	(41)
Asset position		976	80	(31)	49
Foreign currency		505	31	(30)	1
Interbank market		399	49	(1)	48
Fixed rate		72	-	-	-
Liability position		959	(63)	(27)	(90)
Foreign currency		641	(41)	(17)	(58)
Interbank market		292	(21)	(10)	(31)
Fixed rate		26	(1)	-	(1)
Check of swap		3,160	(102)	148	46
Asset position		2,451	122	64	186
Foreign currency		2,447	122	64	186
Indices		4	-	-	-
Liability position - Floating rate		709	(224)	84	(140)
Other derivative financial instruments		11,936	14	(26)	(12)
Asset position		7,548	557	(35)	522
Foreign currency		3,234	425	-	425
Interbank market		2,270	-	-	-
Securities		1,890	114	(36)	78
Commodities		154	18	1	19
Liability position		4,388	(543)	9	(534)
Foreign currency		4,287	(506)	9	(497)
Fixed rate		30	(29)	-	(29)
Commodities		71	(8)	-	(8)
		ASSETS	5,356	233	5,589
		LIABILITIES	(5,251)	(81)	(5,332)
		TOTAL	105	152	257
Derivative contracts mature as follows (in days):
Off-Balance Sheet - Notional Amount	0 - 30	31 - 180	181 - 365	Over 365	01/01/2010
Futures	62,714	52,906	30,269	70,897	216,786
Swaps	19,085	14,918	11,131	21,756	66,890
Options	539,139	266,126	573,715	349,341	1,728,321
Forwards (onshore)	67	1	-	-	68
Credit derivatives	469	1,259	663	2,141	4,532
Forwards (offshore)	5,336	5,631	1,654	1,102	13,723
Swaps with USD Check	446	19	-	431	896
Check of swap	369	151	68	2,572	3,160
Other	3,791	4,067	1,689	2,389	11,936

Derivative financial instruments

The composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2011
			0-30	31-90	91-180	181-365	366-720	Over 720
	Fair Value	%	days	Days	days	days	days	Days
ASSETS
Futures	26	0.4	1	51	5	(1)	(3)	(27)
BM&F Bovespa	31	0.4	1	57	5	(1)	(4)	(27)
Financial institutions	(4)	0.0	-	(2)	-	(2)	-	-
Companies	(1)	0.0	-	(4)	-	2	1	-
Option premiums	2,443	27.9	1,252	182	223	660	113	13
BM&F Bovespa	1,689	19.3	1,162	11	35	471	10	-
Financial institutions	286	3.3	45	67	59	87	27	1
Companies	468	5.3	45	104	129	102	76	12
Forwards (onshore)	1,879	21.3	644	384	156	209	146	340
BM&F Bovespa	727	8.3	461	219	47	-	-	-
Financial institutions	80	0.9	74	-	1	2	3	-
Companies	1,072	12.1	109	165	108	207	143	340
Swaps – Difference receivable	2,750	31.4	230	351	168	502	534	965
BM&F Bovespa	332	3.8	13	25	31	61	22	180
Financial institutions	259	3.0	29	63	13	28	49	77
Companies	2,155	24.6	187	262	122	413	463	708
Individuals	4	0.0	1	1	2	-	-	-
Credit derivatives	399	4.6	-	15	17	6	52	309
Financial institutions	95	1.1	-	15	17	2	2	59
Companies	304	3.5	-	-	-	4	50	250
Forwards (offshore)	451	5.2	96	101	73	67	44	70
Financial institutions	279	3.2	83	73	45	31	8	39
Companies	172	2.0	13	28	28	36	36	31
Swaps with target flow - Companies	4	0.0	-	-	-	-	-	4
Other	802	9.2	54	470	3	30	74	171
Financial institutions	778	8.9	54	467	1	11	74	171
Companies	24	0.3	-	3	2	19	-	-
Total (*)	8,754	100.0	2,277	1,554	645	1,473	960	1,845
% per maturity term			26.0%	17.8%	7.4%	16.8%	11.0%	21.1%

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 5,949 refers to current and R$ 2,805 to non-current.

	12/31/2010
			0-30	31-90	91-180	181-365	366-720	Over 720
	Fair value	%	days	days	days	days	days	days
ASSETS
Option premiums	1,752	22.5	213	230	222	405	106	576
BM&F Bovespa	1,305	16.7	746	72	123	287	77	-
Financial institutions	364	4.7	24	116	90	106	22	6
Companies	83	1.1	(557)	42	9	12	7	570
Forwards (onshore)	1,484	19.1	323	1,071	64	26	-	-
BM&F Bovespa	1,398	18.0	251	1,059	62	26	-	-
Financial institutions	86	1.1	72	12	2	-	-	-
Swaps - Difference receivable	2,937	37.8	286	249	191	655	621	935
BM&F Bovespa	271	3.5	5	8	14	55	63	126
Financial institutions	441	5.7	167	44	3	73	21	133
Companies	2,203	28.3	112	193	163	524	536	675
Individuals	22	0.3	2	4	11	3	1	1
Credit derivatives	261	3.4	-	22	1	2	1	235
Financial institutions	77	1.0	-	22	1	1	1	52
Companies	184	2.4	-	-	-	1	-	183
Forwards (offshore)	612	7.8	273	128	96	96	13	6
Financial institutions	151	1.9	64	39	21	19	4	4
Companies	460	5.9	209	88	75	77	9	2
Individuals	1	0.0	-	1	-	-	-	-
Other	731	9.4	50	326	-	130	12	213
Financial institutions	724	9.3	50	326	-	130	5	213
Companies	7	0.1	-	-	-	-	7	-
Total (*)	7,777	100.0	1,145	2,026	574	1,314	753	1,965
% per maturity term			14.7%	26.1%	7.4%	16.9%	9.7%	25.3%

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 5,059 refers to current and R$ 2,718 to non-current.

	01/01/2010
			0-30	31-90	91-180	181-365	366-720	Over 720
	Fair value	%	days	days	days	days	days	Days
ASSETS
Option premiums	1,826	32.7	750	201	156	331	385	3
BM&F Bovespa	1,573	28.1	723	101	93	281	374	1
Financial institutions	216	3.9	7	93	60	47	7	2
Companies	37	0.7	20	7	3	3	4	-
Forwards (onshore)	99	1.8	67	-	32	-	-	-
Financial institutions	70	1.3	38	-	32	-	-	-
Companies	29	0.5	29	-	-	-	-	-
Swaps - Difference receivable	2,579	46.2	407	206	274	455	469	768
BM&F Bovespa	256	4.6	3	8	37	100	31	77
Financial institutions	741	13.3	223	34	114	154	68	148
Companies	1,552	27.8	177	158	111	198	368	540
Individuals	30	0.5	4	6	12	3	2	3
Credit derivatives	15	0.3	1	6	2	1	1	4
Financial institutions	15	0.3	1	6	2	1	1	4
Forwards (offshore)	313	5.6	88	81	105	27	7	5
Financial institutions	227	4.1	61	55	87	17	2	5
Companies	86	1.5	27	26	18	10	5	-
Swaps with USD Check	49	0.9	45	1	1	1	1	-
Check of swap – Financial institutions	186	3.3	-	-	-	2	135	49
Other	522	9.2	25	103	102	25	126	141
Financial institutions	316	5.6	1	-	52	1	122	140
Companies	206	3.6	24	103	50	24	4	1
Total (*)	5,589	100.0	1,383	598	672	842	1,124	970
% per maturity term			24.7%	10.7%	12.0%	15.1%	20.1%	17.4%

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 3,495 refers to current and R$ 2,094 to non-current.

	12/31/2011
			0-30	31-90	91-180	181-365	366-720	Over 720
	Fair value	%	days	Days	days	days	days	Days
LIABILITIES
Option premiums	(2,606)	38.6	(1,205)	(289)	(235)	(712)	(153)	(12)
BM&F Bovespa	(1,768)	26.2	(1,114)	(87)	(20)	(484)	(63)	-
Financial institutions	(687)	10.2	(86)	(185)	(180)	(162)	(63)	(11)
Companies	(151)	2.2	(5)	(17)	(35)	(66)	(27)	(1)
Forwards (onshore)	(818)	12.1	(42)	(92)	(194)	(56)	(99)	(335)
Financial institutions	(67)	1.0	(6)	(31)	(30)	-	-	-
Companies	(751)	11.1	(36)	(61)	(164)	(56)	(99)	(335)
Swaps - Difference payable	(2,798)	41.5	(211)	(177)	(116)	(534)	(497)	(1,263)
BM&F Bovespa	(518)	7.7	(6)	(11)	(24)	(131)	(102)	(244)
Financial institutions	(682)	10.1	(134)	(75)	(13)	(41)	(110)	(309)
Companies	(1,557)	23.1	(70)	(89)	(73)	(342)	(274)	(709)
Individuals	(41)	0.6	(1)	(2)	(6)	(20)	(11)	(1)
Credit derivatives	(110)	1.7	-	(5)	(9)	(7)	(8)	(81)
Financial institutions	(106)	1.6	-	(5)	(9)	(5)	(7)	(80)
Companies	(4)	0.1	-	-	-	(2)	(1)	(1)
Forwards (offshore)	(326)	4.8	(68)	(67)	(61)	(49)	(47)	(34)
Financial institutions	(246)	3.6	(55)	(51)	(40)	(33)	(38)	(29)
Companies	(80)	1.2	(13)	(16)	(21)	(16)	(9)	(5)
Swaps with target flow - Companies	(2)	0.0	-	-	-	-	-	(2)
Other	(87)	1.3	-	-	-	(6)	(81)	-
Financial institutions	(80)	1.2	-	-	-	-	(80)	-
Companies	(7)	0.1	-	-	-	(6)	(1)	-
Total (*)	(6,747)	100.0	(1,526)	(630)	(615)	(1,364)	(885)	(1,727)
% per maturity term			22.6%	9.3%	9.1%	20.2%	13.1%	25.6%

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (4,135) refers to current and R$ (2,612) to non-current.

	12/31/2010
			0-30	31-90	91-180	181-365	366-720	Over 720
	Fair Value	%	days	days	days	days	days	Days
LIABILITIES
Futures	(55)	0.9	(22)	(52)	(12)	12	16	3
BM&F Bovespa	(59)	0.9	(25)	(50)	(14)	11	16	3
Companies	4	0.0	3	(2)	2	1	-	-
Option premiums	(2,087)	36.8	(812)	(414)	(231)	(413)	(207)	(10)
BM&F Bovespa	(1,677)	29.6	(756)	(298)	(108)	(349)	(163)	(3)
Financial institutions	(299)	5.3	(17)	(93)	(114)	(45)	(27)	(3)
Companies	(110)	1.9	(39)	(23)	(8)	(19)	(17)	(4)
Individuals	(1)	0.0	-	-	(1)	-	-	-
Forwards (onshore)	(79)	1.4	(50)	-	-	-	-	(29)
Financial institutions	(50)	0.9	(50)	-	-	-	-	-
Companies	(29)	0.5	-	-	-	-	-	(29)
Swaps - Difference payable	(2,013)	35.4	(92)	(96)	(139)	(598)	(442)	(646)
BM&F Bovespa	(388)	6.8	(6)	(9)	(40)	(60)	(112)	(161)
Financial institutions	(396)	7.0	(14)	(29)	(3)	(149)	(26)	(175)
Companies	(1,170)	20.6	(70)	(50)	(73)	(364)	(303)	(310)
Individuals	(59)	1.0	(2)	(8)	(23)	(25)	(1)	-
Credit derivatives	(129)	2.3	(7)	(6)	(2)	(3)	(8)	(103)
Financial institutions	(126)	2.2	(7)	(6)	(2)	(2)	(8)	(101)
Companies	(3)	0.1	-	-	-	(1)	-	(2)
Forwards (offshore)	(1,112)	19.6	(176)	(267)	(205)	(317)	(87)	(60)
Financial institutions	(629)	11.1	(88)	(201)	(106)	(138)	(46)	(50)
Companies	(482)	8.5	(88)	(66)	(99)	(179)	(41)	(9)
Individuals	(1)	0.0	-	-	-	-	-	(1)
Other	(196)	3.6	46	(2)	3	(89)	(15)	(139)
Financial institutions	(173)	3.1	-	-	-	(87)	-	(86)
Companies	(23)	0.5	46	(2)	3	(2)	(15)	(53)
Total (*)	(5,671)	100.0	(1,113)	(837)	(586)	(1,408)	(743)	(984)
% per maturity term			19.6%	14.8%	10.3%	24.8%	13.1%	17.4%

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (3,944) refers to current and R$ (1,727) to non-current.

	01/01/2010
			0-30	31-90	91-180	181-365	366-720	Over 720
	Fair value	%	days	days	days	days	days	days
LIABILITIES
Futures	(26)	0.5	7	8	(9)	(2)	1	(31)
BM&F Bovespa	(31)	0.5	5	5	(9)	(2)	1	(31)
Companies	5	0.0	2	3	-	-	-	-
Option premiums	(1,848)	34.7	(628)	(200)	(152)	(385)	(480)	(3)
BM&F Bovespa	(1,630)	30.6	(586)	(107)	(124)	(342)	(470)	(1)
Financial institutions	(337)	6.3	(35)	(86)	(25)	(41)	(148)	(2)
Companies	119	(2.2)	(7)	(7)	(3)	(2)	138	-
Forwards (onshore)	(67)	1.2	(67)	-	-	-	-	-
Financial institutions	(38)	0.7	(38)	-	-	-	-	-
Companies	(29)	0.5	(29)	-	-	-	-	-
Swaps - Difference payable	(2,114)	39.6	(241)	(71)	(578)	(286)	(382)	(556)
BM&F Bovespa	(308)	5.8	(10)	(5)	(9)	(73)	(52)	(159)
Financial institutions	(769)	14.4	(152)	(13)	(67)	(137)	(93)	(307)
Companies	(1,009)	18.9	(71)	(49)	(498)	(73)	(229)	(89)
Individuals	(28)	0.5	(8)	(4)	(4)	(3)	(8)	(1)
Credit derivatives	(106)	2.0	(9)	(6)	(5)	(5)	(3)	(78)
Financial institutions	(106)	2.0	(9)	(6)	(5)	(5)	(3)	(78)
Forwards (offshore)	(407)	7.7	(90)	(118)	(91)	(95)	(9)	(4)
Financial institutions	(175)	3.3	(37)	(56)	(43)	(37)	(1)	(1)
Companies	(232)	4.4	(53)	(62)	(48)	(58)	(8)	(3)
Swaps with USD check	(90)	1.7	(1)	-	-	-	(14)	(75)
Check of swap	(140)	2.6	(2)	(5)	(9)	(2)	(50)	(72)
Financial institutions	(18)	0.3	(2)	(5)	(9)	(2)	-	-
Companies	(122)	2.3	-	-	-	-	(50)	(72)
Other	(534)	10.0	(46)	(57)	(116)	(75)	(159)	(81)
Financial institutions	(239)	4.5	(1)	(1)	(45)	(15)	(97)	(80)
Companies	(273)	5.2	(35)	(49)	(67)	(59)	(62)	(1)
Individuals	(22)	0.3	(10)	(7)	(4)	(1)	-	-
Total (*)	(5,332)	100.0	(1,077)	(449)	(960)	(850)	(1,096)	(900)
% per maturity term			20.2%	8.4%	18.0%	15.9%	20.6%	16.9%

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (3,336) refers to current and R$ (1,996) to non-current.

Realized and unrealized gains and losses in the portfolio of derivatives

	01/01 to	01/01 to
	12/31/2011	12/31/2010
Swap	(476)	169
Forwards	(139)	29
Futures	91	1,370
Options	323	924
Credit derivatives	185	87
Other	367	(269)
Total	351	2,310

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection sellers are credit default swaps, total return swaps and credit-linked notes. At December 31, 2011, December 31, 2010 and January 1, 2010, ITAÚ UNIBANCO HOLDING did not have open contracts for credit protection in the form of credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which ITAÚ UNIBANCO HOLDING sells protection to third parties, by maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification by instrument, risk and reference entity.

	12/31/2011
	Maximum potential		From 1	From 3
	of future payments,	Before 1	to 3	to 5	After 5
	gross	year	years	years	years	Fair value
By instrument
CDS	3,526	1,290	1,106	990	140	(101)
TRS	9	-	-	9	-	(9)
Total by instrument	3,535	1,290	1,106	999	140	(110)
By risk rating
Investment grade	3,535	1,290	1,106	999	140	(110)
Total by risk	3,535	1,290	1,106	999	140	(110)
By reference entity
Private entities	3,535	1,290	1,106	999	140	(110)
Total by entity	3,535	1,290	1,106	999	140	(110)

	12/31/2010
	Maximum potential		From 1	From 3
	of future payments,	Before 1	to 3	to 5	After 5
	gross	year	years	years	years	Fair value
By instrument
CDS	3,375	541	1,234	1,184	416	(121)
TRS	424	416	-	8	-	(8)
Total by instrument	3,799	957	1,234	1,192	416	(129)
By risk rating
Investment grade	3,799	957	1,234	1,192	416	(129)
Total by risk	3,799	957	1,234	1,192	416	(129)
By reference entity
Private entities	3,799	957	1,234	1,192	416	(129)
Total by entity	3,799	957	1,234	1,192	416	(129)

	01/01/2010
	Maximum potential		From 1	From 3
	of future payments,	Before 1	to 3	to 5	After 5
	gross	year	years	years	years	Fair value
By instrument
CDS	2,746	844	712	685	505	(106)
Total by instrument	2,746	844	712	685	505	(106)
By risk rating
Investment grade	2,746	844	712	685	505	(106)
Total by risk	2,746	844	712	685	505	(106)
By reference entity
Private entities	2,746	844	712	685	505	(106)
Total by entity	2,746	844	712	685	505	(106)

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity, by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred in any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose the underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection:

	12/31/2011
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(3,526)	2,471	(1,055)
TRS	(9)	1,188	1,179
Total	(3,535)	3,659	124

	12/31/2010
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(3,375)	2,902	(473)
TRS	(424)	-	(424)
Total	(3,799)	2,902	(897)

	01/01/2010
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(2,746)	1,785	(961)
TRS	-	1	1
Total	(2,746)	1,786	(960)

NOTA 08 – HEDGE ACCOUNTING

Hedge accounting varies depending on the nature of the hedged item and of the transaction. Derivatives may qualify as hedging instrument for accounting purposes if they are designated as hedging instruments under fair value hedges, cash flow hedges or hedges of net investment in foreign operations.

To hedge the variability of future cash flows of interest payments, ITAÚ UNIBANCO HOLDING uses DI Futures contracts exchange-traded at BM&FBovespa with respect to certain real-denominated variable-interest liabilities and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries.

Under a DI Futures contract, a net payment (receipt) is made for the difference between a normal amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under interest rate swap, a net payment (receipt) is made for the difference between an amount computed and multiplied by LIBOR and a notional amount and multiplied by a fixed rate.

Our cash flow hedge strategies consist of the hedge of the exposure to the variability in cash flows on interest payments that are attributable to changes in interest rates with respect to recognized liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate.
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flow of interest payments resulting from changes in the CDI interest rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

Hedge relationships were designated in 2008 (subordinated CDB hedge), 2009 (hedge of redeemable preferred shares) and 2010 (hedge of deposits denominated in Brazilian reais and agreements to resell), and related derivatives will mature between 2012 and 2017. Periods in which expected cash flows should be paid and affect the statement of income are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/ received daily.
•	Hedge of reedeemable preferred shares: interest paid/ received every half year.
•	CDB subordinated hedge: interest paid/ received at the end of the operation.

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at BM&FBovespa, and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Futures contracts, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the US dollar and Real. In the Forward or NDF contracts, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US dollar.

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

•	To hedge the risk of variation in the investment amount, when measured in Brazilian reais (head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Hedge relationships were designated in 2011 and the derivatives will mature on the sale of investment abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

The amounts in the following tables are presented in millions of Brazilian reais:

	12/31/2011			12/31/2010
Derivatives used in cash flow hedge	Gain or (loss) accumulated recognized in other comprehensive Income and cash flow hedge (effective portion)	Line Item where the ineffective portion is recognized in the statement of income	Gain or (loss) recognized in derivatives (ineffective portion) (*)	Gain or (loss) accumulated recognized in other comprehensive Income and cash flow hedge (effective portion)	Line Item where the ineffective portion is recognized in the statement of income	Gain or (loss) recognized in derivatives (ineffective portion) (*)
Interest rate futures	(282)	Net gain (loss) from financial assets and liabilities	1	8	Net gain (loss) from financial assets and liabilities	1
Interest rate swap	(30)	Net gain (loss) from financial assets and liabilities	-	(20)	Net gain (loss) from financial assets and liabilities	-
Total	(312)		1	(12)		1

(*) At December 31, 2011, the gain (loss) related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ 167 (R$ 1 at December 31, 2010).

12/31/2011
Derivatives used in hedge of net investment in foreign operations	Gain or (loss) accumulated recognized in other comprehensive Income and cash flow hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Other gain or (loss) recognized in derivatives (ineffective portion)

DDI Futures (1)	(890)	Net gain (loss) from financial assets and liabilities	42
Forwards	120	Net gain (loss) from financial assets and liabilities	19
NDF (2)	335	Net gain (loss) from financial assets and liabilities	2
Total	(435)		63

(1) DDI Futures is a Futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity;

(2) NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

The table below presents, for each strategy, the notional amount and the fair value of derivatives and the carrying amount of the hedged item and beginning of maturities of the derivatives at:

	12/31/2011			12/31/2010			01/01/2010
	Derivatives		Hedged item	Derivatives		Hedged item	Derivatives		Hedged item
Strategies	Notional amount	Fair value	Carrying value	Notional amount	Fair value	Carrying value	Notional amount	Fair value	Carrying value
Hedge of deposits and repurchase agreements	19,113	(4)	19,083	9,092	(10)	9,117	-	-	-
Hedge of redeemable preferred shares	737	(37)	737	655	(27)	655	684	(2)	684
Hedge of subordinated CDB	87	-	118	350	-	419	350	-	382
Hedge of net investment in foreign operations (*)	6,886	31	4,131	-	-	-	-	-	-
(*) Hedge instruments include the overhedge rate of 40% regarding taxes.

With the purpose of extending the maturities of subordinated CDBs, ITAÚ UNIBANCO HOLDING partially discontinued the hedge operations of Subordinated CDBs by carrying out a debt roll-over (settlement of prior operation and issue of a new operation), which resulted in an effect of R$ 3 in income statement during 2011.

	Strategies
Maturity	Hedge of deposits and repurchase agreements	Hedge of redeemable preferred shares	Hedge of subordinated CDB	Hedge of net investment in foreign operations	Total
2012	4,448	-	-	6,886	11,334
2013	8,652	-	-	-	8,652
2014	5,263	-	87	-	5,350
2015	-	737	-	-	737
2016	-	-	-	-	-
2017	750	-	-	-	750
Total	19,113	737	87	6,886	26,823

NOTE 09 – AVAILABLE-FOR-SALE FINANCIAL ASSETS

The fair value and corresponding cost or amortized cost of available-for-sale financial assets are as follows:

	12/31/2011				12/31/2010				01/01/2010
	Cost/ amortized	Unrealized results		Fair	Cost/ amortized	Unrealized results		Fair	Cost/ amortized	Unrealized results		Fair
	cost	Gain	Loss	value	cost	Gain	Loss	value	cost	Gain	Loss	value
Investment funds	802	4	-	806	756	14	-	770	1,260	13	-	1,273
Brazilian government securities (1a)	12,296	183	(55)	12,424	9,949	130	-	10,079	13,631	87	-	13,718
Brazilian external debt bonds (1b)	5,667	240	(1)	5,906	4,584	181	(45)	4,720	1,783	197	-	1,980
Government securities – abroad (1c)	4,327	5	(15)	4,317	4,736	4	(181)	4,559	7,259	25	(43)	7,241
Portugal	-	-	-	-	-	-	-	-	26	-	-	26
United States	-	-	-	-	679	-	-	679	17	-	-	17
Austria	-	-	-	-	-	-	-	-	212	1	-	213
Mexico	10	1	-	11	-	-	-	-	-	-	-	-
Denmark	1,949	-	-	1,949	2,108	-	(92)	2,016	1,995	6	(30)	1,971
Spain	418	-	-	418	777	-	(43)	734	1,090	3	-	1,093
Korea	295	-	-	295	262	-	(26)	236	1,748	12	(5)	1,755
Chile	992	4	(1)	995	454	1	(2)	453	1,278	3	(7)	1,274
Paraguay	358	-	(14)	344	272	2	(18)	256	417	-	-	417
Uruguay	268	-	-	268	184	1	-	185	476	-	(1)	475
Other	37	-	-	37	-	-	-	-	-	-	-	-
Corporate securities (1d)	23,174	1,699	(816)	24,057	22,865	1,734	(188)	24,411	16,006	1,217	(133)	17,090
Shares	3,458	698	(178)	3,978	3,889	1,395	(160)	5,124	3,700	1,024	(30)	4,694
Securitized real estate loans	7,806	707	(499)	8,014	6,799	190	(14)	6,975	4,275	107	(88)	4,294
Bank deposit certificates	274	-	-	274	559	-	-	559	99	-	-	99
Debentures	7,165	139	(68)	7,236	6,597	40	(3)	6,634	4,522	25	(13)	4,534
Eurobonds and others	3,554	152	(68)	3,638	3,745	109	(11)	3,843	1,765	61	(2)	1,824
Promissory notes	646	-	-	646	1,265	-	-	1,265	1,626	-	-	1,626
Other	271	3	(3)	271	11	-	-	11	19	-	-	19
TOTAL	46,266	2,131	(887)	47,510	42,890	2,063	(414)	44,539	39,939	1,539	(176)	41,302

(1) Available-for-sale assets pledged as collateral of funding of financial institutions and clients at December 31, 2011 were: a) R$ 2,208 (R$ 3,396 at December 31, 2010 and R$ 2,594 at January 1, 2010), b) R$ 3,880 (R$ 3,267 at December 31, 2010), c) R$ 12 (R$ 13 at December 31, 2010 and R$ 42 at January 1, 2010) and d) R$ 2,355 (R$ 2,149 at December 31, 2010 and R$ 383 at January 1, 2010), totaling R$ 8,455 (R$ 8,825 at 12/31/2010 and R$ 3,019 at 01/01/2010).

Realized gains and losses

	01/01 to 12/31/2011	01/01 to 12/31/2010
Available-for-sale financial assets
Gain	597	230
Loss	(153)	(79)
TOTAL	444	151

The cost or amortized cost and fair value of available-for-sale financial assets by maturity are as follows:

	12/31/2011		12/31/2010		01/01/2010
	Cost/ amortized cost	Fair value	Cost/ amortized cost	Fair value	Cost/ amortized cost	Fair value
CURRENT	13,239	13,904	18,424	19,566	19,982	21,012
Non-stated maturity	4,257	4,779	4,645	5,894	4,955	5,962
Up to one year	8,982	9,125	13,779	13,672	15,027	15,050
NON-CURRENT	33,027	33,606	24,466	24,973	19,957	20,290
From one to five years	16,875	17,042	12,060	12,228	13,560	13,737
From five to ten years	9,792	9,655	7,281	7,400	2,637	2,689
After ten years	6,360	6,909	5,125	5,345	3,760	3,864
TOTAL	46,266	47,510	42,890	44,539	39,939	41,302

During the year ended December 31, 2011, December 31, 2010 and January 1, 2010, ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on available-for-sale financial assets.

NOTE 10 - HELD-TO-MATURITY FINANCIAL ASSETS

The amortized cost of held-to-maturity financial assets is as follows:

	12/31/2011	12/31/2010	01/01/2010
	Amortized cost	Amortized cost	Amortized cost
Brazilian government securities	2,812	2,764	1,942
Brazilian external debt bonds (1a)	196	226	238
Government securities – abroad	-	16	17
Corporate securities (1b)	97	164	232
Debentures	30	30	45
Eurobonds and others	65	130	182
Securitized real estate loans	2	4	5
Total	3,105	3,170	2,429

 (1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients at December 31, 2011 were: a) R$ 189 and b) R$ 41 (R$ 268 at 12/31/2010 and R$ 124 at 01/01/2010) totaling R$ 230 (R$ 268 at 12/31/2010 and R$ 124 at 01/01/2010).

The result from held-to-maturity financial assets by maturity was R$ 360 (R$ 456 from 01/01 to 12/31/2010).

The fair value of held-to-maturity financial assets is disclosed in Note 30.

The amortized cost of held-to-maturity financial assets by maturity is as follows:

	12/31/2011	12/31/2010	01/01/2010
	Amortized cost	Amortized cost	Amortized cost
CURRENT	120	284	41
Up to one year	120	284	41
NON-CURRENT	2,985	2,886	2,388
From one to five years	242	344	616
From five to ten years	1,077	77	79
After ten years	1,666	2,465	1,693
Total	3,105	3,170	2,429

During the years ended December 31, 2011, December 31, 2010 and January 1, 2010, there were no impairment losses recognized with respect to held-to-maturity financial assets.

NOTE 11 - LOAN OPERATIONS AND LEASE OPERATIONS PORTFOLIO

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amoutn of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations, by type	12/31/2011	12/31/2010	01/01/2010
Individuals	148,127	124,787	107,032
Credit card	38,961	33,041	27,748
Personal loan	35,253	23,528	21,187
Vehicles	60,463	60,151	52,849
Mortgage loans	13,450	8,067	5,248
Corporate	93,229	76,583	50,428
Small and medium businesses	85,649	79,950	75,924
Foreign loans and Latin America	19,259	13,517	11,029
Total loan operations and lease operations	346,264	294,837	244,413
Allowance for loan losses	(23,873)	(19,994)	(20,245)
Total loan operations and lease operations, net of allowance for loan losses	322,391	274,843	224,168

By sector of debtor	12/31/2011	12/31/2010	01/01/2010
Public sector	1,990	1,138	1,620
Industry and commerce	99,859	84,997	67,902
Services	70,642	60,295	48,657
Primary sector	16,109	13,933	13,299
Other sectors	1,497	2,185	1,278
Individuals	156,167	132,289	111,657
Total loan operations and lease operations	346,264	294,837	244,413

By maturity	12/31/2011	12/31/2010	01/01/2010
Overdue as from 1 day	14,879	12,229	12,910
Falling due up to 3 months	95,449	82,609	74,467
Falling due more than 3 months but less than 1 year	85,438	77,354	65,667
Falling due after 1 year	150,498	122,645	91,369
Total loan operations and lease operations	346,264	294,837	244,413

By concentration	12/31/2011	12/31/2010	01/01/2010
Largest debtor	2,331	1,620	2,161
10 largest debtors	13,613	11,313	10,521
20 largest debtors	21,603	18,313	16,520
50 largest debtors	35,504	31,831	28,126
100 largest debtors	48,280	42,949	38,445

The accretion of the net present value on impaired loan operations and lease operations and the respective allowance for loan losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 1,914 million and R$ 1,548 million in interest and similar income in 2011 and 2010, respectively, with the same impact on the allowance for loan losses expenses.

b)	Allowance for loan losses

The changes in the allowance for loan losses are shown in the table below:

Composition of the carrying amount by class of assets	Opening balance 12/31/2010	Write-offs 01/01 to 12/31/2011	Net increase/ (reversal) 01/01 to 12/31/2011	Closing balance 12/31/2011
Individuals	10,619	(8,631)	11,641	13,629
Credit card	3,306	(3,558)	4,077	3,825
Personal loans	3,492	(2,959)	4,810	5,343
Vehicles	3,709	(2,041)	2,747	4,415
Mortgage loans	112	(73)	7	46
Corporate	1,071	(294)	(19)	758
Small and medium businesses	8,041	(7,001)	8,157	9,197
Foreign loans and Latin America	263	(233)	259	289
Total	19,994	(16,159)	20,038	23,873

Composition of the carrying amount by class of assets	Opening balance 01/01/2010	Write-offs 01/01 to 12/31/2010	Net increase/ (reversal) 01/01 to 12/31/2010	Closing balance 12/31/2010
Individuals	12,969	(9,091)	6,741	10,619
Credit card	4,173	(2,731)	1,864	3,306
Personal loans	4,491	(3,908)	2,909	3,492
Vehicles	4,022	(2,377)	2,064	3,709
Mortgage loans	283	(75)	(96)	112
Corporate	1,244	(466)	293	1,071
Small and medium businesses	5,646	(5,793)	8,188	8,041
Foreign loans and Latin America	386	(448)	325	263
Total	20,245	(15,798)	15,547	19,994

The composition of the allowance for loan losses by customers sector is shown in the following table:

	12/31/2011	12/31/2010	01/01/2010
Public sector	1	16	57
Industry and commerce	6,266	5,658	4,258
Services	3,476	3,020	2,185
Primary sector	273	318	529
Other sectors	32	123	64
Individuals	13,825	10,859	13,152
Total	23,873	19,994	20,245

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant, and in the aggregate for financial assets that are not individually significant. (Note 2.4.g.VIII).

The composition of the allowance for loan losses by type of assessment of objective evidence of impairment is shown in the following table:

	12/31/2011
	Impaired		Not Impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually evaluated

Corporate (*)	1,033	430	92,196	328	93,229	758

II - Collectivelly evaluated

Individuals	10,986	6,738	137,141	6,891	148,127	13,629
Credit card	3,083	1,918	35,878	1,907	38,961	3,825
Personal loans	3,455	2,087	31,798	3,256	35,253	5,343
Vehicles	4,329	2,707	56,134	1,708	60,463	4,415
Mortgage loans	119	26	13,331	20	13,450	46

Small and medium businesses	6,770	4,808	78,879	4,389	85,649	9,197

Foreign loans and Latin America	63	36	19,196	253	19,259	289

Total	18,852	12,012	327,412	11,861	346,264	23,873

	12/31/2010
	Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually evaluated

Corporate (*)	884	394	75,699	677	76,583	1,071

II – Collectively evaluated

Individuals	8,086	4,839	116,701	5,780	124,787	10,619
Credit card	2,411	1,458	30,630	1,848	33,041	3,306
Personal loans	2,195	1,380	21,333	2,112	23,528	3,492
Vehicles	3,315	1,938	56,836	1,771	60,151	3,709
Mortgage loans	165	63	7,902	49	8,067	112

Small and medium businesses	4,856	3,412	75,094	4,629	79,950	8,041

Foreign loans and Latin America	52	35	13,465	228	13,517	263

Total	13,878	8,680	280,959	11,314	294,837	19,994

	01/01/2010
	Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually evaluated

Corporate (*)	631	172	49,797	1072	50,428	1,244

II – Collectively evaluated

Individuals	8,527	6,873	98,505	6,096	107,032	12,969
Credit card	2,446	2,350	25,302	1,823	27,748	4,173
Personal loans	2,686	2,173	18,501	2,318	21,187	4,491
Vehicles	3,206	2,273	49,643	1,749	52,849	4,022
Mortgage loans	189	77	5,059	206	5,248	283

Small and medium businesses	4,796	3,410	71,128	2,236	75,924	5,646

Foreign loans and Latin America	73	3	10,956	383	11,029	386

Total	14,027	10,458	230,386	9,787	244,413	20,245

(*) As detailed in Note 2.4.g.VIII, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

c)	Present value of lease operations

Below is the analysis of the present value of minimum payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	12/31/2011
	Minimum future payments	Future financial income	Present value
Current	15,244	(1,172)	14,072
Up to 1 year	15,244	(1,172)	14,072
Non-current	18,133	(5,361)	12,772
From 1 to 5 years	17,901	(5,310)	12,591
Over 5 years	232	(51)	181
Total	33,377	(6,533)	26,844

	12/31/2010
	Minimum future payments	Future financial income	Present value
Current	19,462	(2,047)	17,415
Up to 1 year	19,462	(2,047)	17,415
Non-current	29,611	(8,879)	20,732
From 1 to 5 years	28,793	(8,693)	20,100
Over 5 years	818	(186)	632
Total	49,073	(10,926)	38,147

	01/01/2010
	Minimum future payments	Future financial income	Present value
Current	25,155	(3,056)	22,099
Up to 1 year	25,155	(3,056)	22,099
Non-current	38,549	(12,531)	26,018
From 1 to 5 years	37,302	(12,404)	24,898
Over 5 years	1,247	(127)	1,120
Total	63,704	(15,587)	48,117

The allowance for loan loses related to the lease portfolio, amounts to: R$ 2,020 (at 12/31/2011), R$ 2,752 (at 12/31/2010) and R$ 3,010 (at 01/01/2010).

NOTE 12 – INVESTMENTS IN UNCONSOLIDATED COMPANIES

a) Composition

	Interest % at
	12/31/2011		12/31/2011					12/31/2010					01/01/2010
	Total	Voting	Stockholders’ equity	Net income	Investment	Share of comprehensive income	Market value	Stockholders’ equity	Net income	Investment	Share of comprehensive income	Market value	Stockholders’ equity	Investment	Market value

Porto Seguro Itaú Unibanco Participações S.A. (a)	42.93	42.93	2,681	415	2,014	144	2,094	2,494	466	1,968	161	2,782	2,212	1,886	1,941
Banco BPI S.A. (b) (c)	19.01	19.01	1,151	(1,880)	219	(343)	219	3,589	442	682	75	524	4,803	914	903
Serasa S.A. (d)	16.14	16.14	1,119	310	273	102	-	1,052	301	256	80	-	1,007	250	-
Outros (e)	-	-	-	-	38	(16)	-	-	-	42	33	-	-	130	-
Total	-	-	-	-	2,544	(113)	-	-	-	2,948	349	-	-	3,180	-

(a) For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 862 at December 31, 2011, R$ 897 at December 31, 2010 and R$ 936 at January 1, 2010 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment cost.

(b) At 12/31/2011, impairment of R$ 277 was recognized in relation to that investment.

(c) Investment recorded under the equity method due to significant influence exerted by management members on the conduction of business.

(d) Indirect interest of ITAÚ UNIBANCO HOLDING as a result of its 66% interest in BIU Participações S.A. which holds 24% of Serasa S.A.’s voting capital.

(e) At 12/31/2011, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (26.88% total and voting capital); Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital); Redebanc SRL (20.00% total and voting capital) and Tecnologia Bancária S.A. (24.81% total capital and voting capital).

b)	Other Information

The table below shows the summary of the proportional interest on the aggregate financial information of the investees under the equity method of accounting.

	12/31/2011	12/31/2010	01/01/2010
Total assets (*)	107,783	107,250	120,798
Total liabilities (*)	102,831	100,114	112,783
Total income (*)	8,739	8,275	-
Total expense (*)	(9,894)	(7,066)	-

(*) Basically represented by Banco BPI S.A., in the amount of R$ 103,696 (R$ 103,472 at December 31, 2010 and R$ 117,362 at January 01, 2010) related to assets, R$ 102,544 (R$ 99,883 at December 31, 2010 and R$ 112,566 at January 01, 2010) related to liabilities, R$ 7,081 (R$ 6,428 at December 31, 2010) related to income, and R$ 8,961 (R$ 5,986 at December 31, 2010) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

NOTE 13 – LEASE COMMITMENTS AS LESSEE

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 339 (R$ 210 at 12/31/2010 and R$ 109 at 01/01/2010).

The table below shows the total future minimum payments:

	12/31/2011	12/31/2010	01/01/2010
Current	220	129	63
Up to 1 year	220	129	63
Non-Current	120	83	46
From 1 to 5 years	120	83	46
Total future minimum payments	340	212	109
Future interest	1	2	-
Present value	339	210	109

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and price escalation clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements, and there are no contingent payments related to the agreements.

Minimum payments for services provided by third parties and rents under operating and capital lease agreements with non-cancelable initial and remaining lease terms of more than one year were as follows:

	12/31/2011	12/31/2010	01/01/2010
Current	882	823	-
Up to 1 year	882	823	-
Non-current	3,131	3,311	3,392
From 1 to 5 years	2,537	2,571	2,646
Over 5 years	595	740	746
Total future minimum payments	4,013	4,134	3,392

NOTE 14 – FIXED ASSETS

	Annual		CHANGES
FIXED ASSETS (1)	depreciation rates	Balance at 01/01/2011	Acquisitions	Depreciation expense	Impairment	Disposals	Exchange variation	Other	Balance at 12/31/2011
REAL ESTATE IN USE (2)		1,844	248	(96)	-	(60)	(11)	16	1,941
Land		1,045	167	-	-	(20)	2	(10)	1,184
Buildings		799	81	(96)	-	(40)	(13)	26	757
Cost		2,321	81	-	-	(67)	(11)	16	2,340
Accumulated depreciation	4	(1,522)	-	(96)	-	27	(2)	10	(1,583)
OTHER FIXED ASSETS		2,957	1,655	(1,088)	(15)	(87)	17	(22)	3,417
Improvements		626	229	(242)	-	(4)	(5)	34	638
Cost		1,116	229	-	-	(131)	(1)	32	1,245
Accumulated depreciation	10	(490)	-	(242)	-	127	(4)	2	(607)
Installations		267	179	(53)	-	(1)	8	(10)	390
Cost		770	179	-	-	(18)	5	1	937
Accumulated depreciation	10 to 20	(503)	-	(53)	-	17	3	(11)	(547)
Furniture and equipment		433	220	(63)	(15)	(21)	(19)	(47)	488
Cost		863	220	-	(15)	(165)	(13)	(42)	848
Accumulated depreciation	10 to 20	(430)	-	(63)	-	144	(6)	(5)	(360)
EDP systems (3)		1,404	942	(677)	-	(56)	28	3	1,644
Cost		4,746	942	-	-	(671)	39	(68)	4,988
Accumulated depreciation	20 to 50	(3,342)	-	(677)	-	615	(11)	71	(3,344)

Other (communication, security and transportation)		227	85	(53)	-	(5)	5	(2)	257
Cost		529	85	-	-	(66)	3	(3)	548
Accumulated depreciation	10 to 20	(302)	-	(53)	-	61	2	1	(291)
TOTAL FIXED ASSETS		4,801	1,903	(1,184)	(15)	(147)	6	(6)	5,358
Cost		11,390	1,903	-	(15)	(1,138)	24	(74)	12,090
Accumulated depreciation		(6,589)	-	(1,184)	-	991	(18)	68	(6,732)

(1) Includes a contractual commitment for the purchase of fixed assets in the amount of R$ 166;

(2) Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 131, consisting of R$ 56 in real estate in use; R$ 51 in improvements, and R$ 24 in equipment;

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance lease operations. The asset and the liability are recognized in the Financial Statements.

	Annual		CHANGES
FIXED ASSETS (1)	depreciation rates (%)	Balance at 01/01/2010	Acquisitions	Depreciation expense	Impairment	Disposals	Exchange variation	Other	Balance at 12/31/2010
REAL ESTATE IN USE (2)		1,754	208	(102)	-	(9)	8	(15)	1,844
Land		959	90	-	-	(3)	-	(1)	1,045
Buildings		795	118	(102)	-	(6)	8	(14)	799
Cost		2,218	118	-	-	(8)	(3)	(4)	2,321
Accumulated depreciation	4	(1,423)	-	(102)	-	2	11	(10)	(1,522)
OTHER FIXED ASSETS		2,424	1,716	(1,064)	-	(69)	(25)	(25)	2,957
Improvements		592	225	(208)	-	(3)	11	9	626
Cost		1,084	225	-	-	(161)	8	(40)	1,116
Accumulated depreciation	10	(492)	-	(208)	-	158	3	49	(490)
Installations		296	145	(191)	-	-	5	12	267
Cost		606	145	-	-	(146)	4	161	770
Accumulated depreciation	10 to 20	(310)	-	(191)	-	146	1	(149)	(503)
Furniture and equipment		383	275	(49)	-	(3)	(30)	(143)	433
Cost		763	275	-	-	(9)	(31)	(135)	863
Accumulated depreciation	10 to 20	(380)	-	(49)	-	6	1	(8)	(430)
EDP systems (3)		951	954	(570)	-	(60)	22	107	1,404
Cost		4,015	954	-	-	(414)	11	180	4,746
Accumulated depreciation	20 to 50	(3,064)	-	(570)	-	354	11	(73)	(3,342)

Other (communication, security and transportation)		202	117	(46)	-	(3)	(33)	(10)	227
Cost		509	117	-	-	(12)	(55)	(30)	529
Accumulated depreciation	10 to 20	(307)	-	(46)	-	9	22	20	(302)
TOTAL FIXED ASSETS		4,178	1,924	(1,166)	-	(78)	(17)	(40)	4,801
Cost		10,154	1,924	-	-	(753)	(66)	131	11,390
Accumulated depreciation		(5,976)	-	(1,166)	-	675	49	(171)	(6,589)

(1) There are no contractual commitments for the purchase of new fixed assets.

(2) Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 166, consisting of R$ 27 in real estate in use; R$ 113 in improvements, and R$ 26 in equipment;

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance lease operations. The asset and the liability are recognized in the Financial Statements.

NOTE 15 – INTANGIBLE ASSETS

			CHANGES
INTANGIBLE ASSETS (1)	Amortization period (2)	Balance at 01/01/2011	Acquisitions	Amortization expense	Impairment (3)	Terminated agreements/ Write off	Exchange variation	Other	Balance at 12/31/2011
ACQUISITION OF RIGHTS TO CREDIT PAYROLL		1,130	366	(603)	(24)	(112)	-	(6)	751
Cost		2,415	366	-	(24)	(1,097)	-	(12)	1,648
Accumulated amortization	Up to 9	(1,285)	-	(603)	-	985	-	6	(897)
OTHER INTANGIBLE ASSETS		1,804	1,606	(381)	(6)	(28)	28	51	3,074
Association for the promotion and offer of financial products and services		1,115	318	(114)	(6)	(28)	1	3	1,289
Cost		1,171	318	-	(6)	(94)	1	10	1,400
Accumulated amortization	Up to 5	(56)	-	(114)	-	66	-	(7)	(111)
Expenditures on acquisition/ developement of software		532	981	(208)	-	-	10	23	1,338
Cost		1,327	981	-	-	(116)	16	(75)	2,133
Accumulated amortization	20	(795)	-	(208)	-	116	(6)	98	(795)
Other intangible assets		157	307	(59)	-	-	17	25	447
Cost		271	307	-	-	(7)	25	25	621
Accumulated amortization	10 to 20	(114)	-	(59)	-	7	(8)	-	(174)
TOTAL INTANGIBLE ASSETS		2,934	1,972	(984)	(30)	(140)	28	45	3,825
Cost		5,184	1,972	-	(30)	(1,314)	42	(52)	5,802
Accumulated amortization		(2,250)	-	(984)	-	1,174	(14)	97	(1,977)

(1) There are no contractual commitments for the purchase of new intangible assets;

(2) All intangible assets have a defined useful life.

(3) Note 2.4.l.

			CHANGES
INTANGIBLE ASSETS (1)	Amortization period (2)	Balance at 01/01/2010	Acquisitions	Amortization expense	Impairment (3)	Terminated agreements/ Write off	Exchange variation	Other	Balance at 12/31/2010
ACQUISITION OF RIGHTS TO CREDIT PAYROLL		1,684	182	(649)	(17)	(70)	-	-	1,130
Cost		2,598	182	-	(17)	(348)	-	-	2,415
Accumulated amortization	Up to 9	(914)	-	(649)	-	278	-	-	(1,285)
OTHER INTANGIBLE ASSETS		1,725	400	(328)	(3)	(20)	(10)	40	1,804
Association for the promotion and offer of financial products and services		1,076	195	(133)	(3)	(20)	-	-	1,115
Cost		1,091	195	-	(3)	(112)	-	-	1,171
Accumulated amortization	Up to 5	(15)	-	(133)	-	92	-	-	(56)
Expenditures on acquisition/ developement of software		457	205	(165)	-	-	(8)	43	532
Cost		1,173	205	-	-	(158)	(18)	125	1,327
Accumulated amortization	20	(716)	-	(165)	-	158	10	(82)	(795)
Other Intangible Assets		192	-	(30)	-	-	(2)	(3)	157
Cost		256	-	-	-	-	17	(2)	271
Accumulated amortization	10 to 20	(64)	-	(30)	-	-	(19)	(1)	(114)
TOTAL INTANGIBLE ASSETS		3,409	582	(977)	(20)	(90)	(10)	40	2,934
Cost		5,118	582	-	(20)	(618)	(1)	123	5,184
Accumulated amortization		(1,709)	-	(977)	-	528	(9)	(83)	(2,250)

(1) There are no contractual commitments for the purchase of new intangible assets;

(2) All intangible assets have a defined useful life.

(3) Note 2.4.l.

NOTE 16 – DEPOSITS

The table below shows the breakdown of deposits:

	12/31/2011			12/31/2010			01/01/2010
	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL
Interest-bearing deposits	130,523	83,181	213,704	114,017	63,134	177,151	97,006	68,829	165,835
Time deposits	61,560	82,909	144,469	53,522	62,894	116,416	45,944	68,680	114,624
Interbank deposits	1,793	272	2,065	1,689	240	1,929	1,843	149	1,992
Investment deposits	-	-	-	906	-	906	997	-	997
Savings deposits	67,170	-	67,170	57,900	-	57,900	48,222	-	48,222
Non-interest bearing deposits	28,932	-	28,932	25,537	-	25,537	24,881	-	24,881
Demand deposits	28,932	-	28,932	25,349	-	25,349	24,664	-	24,664
Other deposits	-	-	-	188	-	188	217	-	217
Total	159,455	83,181	242,636	139,554	63,134	202,688	121,887	68,829	190,716

NOTE 17 - FINANCIAL LIABILITIES HELD FOR TRADING

Financial liabilities held for trading are presented in the following table:

	12/31/2011	12/31/2010	01/01/2010
Finacial liabilities held for trading
Structured notes	2,815	1,335	663
Total	2,815	1,335	663

The change in fair value of financial liabilities held for trading was R$ 1,480 (R$ 672 at December 31, 2010).

The effect of the changes in credit risk of these instruments is not significant for years ended at December 31, 2011 and 2010.

The balance is comprised of short position in shares in the amount of R$ 1,666 (R$ 928 at 12/31/2010) and debt securities in the amount of R$ 1,149 (R$ 407 at 12/31/2010). For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of Financial liabilities held for trading by maturity is as follows:

	12/31/2011	12/31/2010	01/01/2010
CURRENT	1,803	658	231
Up to one year	1,803	658	231
NON-CURRENT	1,012	677	432
From one to five years	909	632	395
From five to ten years	89	32	37
After ten years	14	13	-
TOTAL	2,815	1,335	663

NOTE 18 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND INTERBANK AND INSTITUTIONAL MARKET DEBTS

a)	Securities sold under repurchase agreements and Interbank market debt

The table below shows the breakdown of funds:

	12/31/2011			12/31/2010			01/01/2010
	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL
Securities sold under repurchase agreements	78,408	107,005	185,413	122,445	77,212	199,657	88,420	43,525	131,945
Interbank market debt	47,265	43,233	90,498	32,551	30,048	62,599	22,641	22,034	44,675
Mortgage notes	37	207	244	48	254	302	144	368	512
Real estate credit bills	14,470	1,281	15,751	8,259	477	8,736	5,711	158	5,869
Agribusiness credit bills	1,422	1,862	3,284	2,660	114	2,774	2,383	61	2,444
Financial credit bills	2,544	11,764	14,308	-	2,466	2,466	-	-	-
Import and export financing	17,755	3,697	21,452	11,815	3,640	15,455	8,434	3,794	12,228
Onlending - domestic	11,037	24,422	35,459	9,769	21,920	31,689	5,969	16,387	22,356
Other	-	-	-	-	1,177	1,177	-	1,266	1,266

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements	50% CDI to 16.68%	0.37% to 5.28%
Mortgage notes	-	2.70% to 7.50%
Real estate credit bills	82% to 100% CDI	-
Financial credit bills	IGPM to 112.75% CDI	-
Agribusiness credit bills	20% to 95% CDI	-
Import and export financing	0.20% to 105.25% CDI	0,86% to 11.75%
Onlending - domestic	0.50% to 10.50% TJLP	-

In “Securities sold under repurchase agreements”, are presented the liabilities in transactions in which ITAÚ UNIBANCO HOLDING sells to customers in exchange for cash debt securities issued by its consolidated subsidiaries previously held in treasury, and where it undertakes to repurchase them at any time after the sale up to a repurchase deadline, at which time they must be repurchased by ITAÚ UNIBANCO HOLDING. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 50% CDI and 16.68%. The deadline for repurchase expires in January 2027.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	12/31/2011			12/31/2010			01/01/2010
	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL
Subordinated debt	10,719	28,996	39,715	979	33,508	34,487	42	22,684	22,726
Debentures	1,039	-	1,039	293	1,091	1,384	237	2,527	2,764
Foreign borrowings through securities	8,143	5,910	14,053	2,659	5,983	8,642	1,716	3,324	5,040
Total	19,901	34,906	54,807	3,931	40,582	44,513	1,995	28,535	30,530

The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Subordinated debt	CDI + 0.35% to IPCA + 7.80%	3.04% to 6.20%
Debentures	CDI +0.35%	-
Foreign borrowings through securities	1.40% to 9.50%	1.52% to 11.00%

NOTE 19 - OTHER ASSETS AND LIABILITIES

a)	Other assets

	12/31/2011			12/31/2010			01/01/2010
	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL
Financial (1)	28,952	11,302	40,254	30,720	10,225	40,945	17,160	9,771	26,931
Receivables from credit card issuers	18,317	-	18,317	18,061	-	18,061	9,520	-	9,520
Insurance and reinsurance operations	3,590	-	3,590	3,093	-	3,093	2,638	-	2,638
Deposits in guarantee for contingent liabilities (Note 31)	2,211	10,632	12,843	2,397	9,508	11,905	1,444	9,153	10,597
Deposits in guarantee for foreign borrowing programs	601	-	601	1,876	-	1,876	411	-	411
Negotiation and intermediation of securities	1,734	-	1,734	3,290	-	3,290	1,059	-	1,059
Receivables from reimbursement of contingent liabilities (Note 31c)	626	-	626	763	140	903	805	78	883
Receivables from services provided	1,260	-	1,260	1,140	-	1,140	943	-	943
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	670	670	-	577	577	11	522	533
Foreign exchange portfolio	268	-	268	-	-	-	-	-	-
Operations without credit granting characteristics	345	-	345	100	-	100	329	18	347
Non-financial	5,872	1,485	7,357	4,653	984	5,637	4,221	1,541	5,762
Prepaid expenses	2,335	1,485	3,820	1,340	984	2,324	1,125	1,541	2,666
Retirement plan assets (Notes 28b and c)	1,785	-	1,785	1,536	-	1,536	1,534	-	1,534
Sundry-domestic	897	-	897	1,087	-	1,087	581	-	581
Sundry-foreign	113	-	113	88	-	88	187	-	187
Other	742	-	742	602	-	602	794	-	794

(1) In this period, there were no impairment losses for other financial assets.

(2) The Salary Variations Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b)	Other liabilities

	12/31/2011			12/31/2010			01/01/2010
	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL	CURRENT	NON- CURRENT	TOTAL
Financial	43,999	120	44,119	40,881	131	41,012	26,764	60	26,825
Credit card operations	41,195	-	41,195	37,282	23	37,305	25,337	-	25,337
Foreign exchange portfolio	-	-	-	320	-	320	154	-	154
Negotiation and intermediation of securities	2,504	-	2,504	3,099	-	3,099	1,135	-	1,135
Finance leases (Note 13a)	219	120	339	128	82	210	82	27	109
Funds from consortia participants	81	-	81	52	26	78	56	33	90
Non-financial	17,939	686	18,625	15,771	250	16,021	14,987	340	15,327
Collection and payment of taxes and contributions	868	-	868	694	-	694	468	-	468
Sundry creditors - domestic	1,228	-	1,228	848	-	848	814	-	814
Funds for clients in transit	6,092	-	6,092	5,126	-	5,126	3,805	-	3,805
Provision for sundry payments	1,574	570	2,144	2,080	226	2,306	2,006	273	2,279
Social and statutory	2,891	85	2,976	3,132	24	3,156	4,229	-	4,229
Related to insurance operations	914	-	914	753	-	753	1,029	-	1,029
Liabilities for official agreements and rendering of payment services	1,507	-	1,507	735	-	735	415	-	415
Provision for retirement plan benefits (Notes 28b and d)	343	31	374	228	-	228	169	67	236
Personnel provision	1,113	-	1,113	1,040	-	1,040	892	-	892
Provision for health insurance	623	-	623	606	-	606	596	-	596
Deferred income	570	-	570	311	-	311	284	-	284
Other	216	-	216	218	-	218	280	-	280

NOTE 20 – STOCKHOLDERS’ EQUITY

a)	Capital

At the Extraordinary Stockholders’ Meeting held on April 25, 2011 and as ratified by the Brazilian Central Bank on August 22, 2011, the stockholders approved a 100 to 1 reverse stock split and simultaneously a 1 to 100 stock split. This required cancellation of 75 common shares and 44 preferred shares, all of which are book entry shares of ITAÚ UNIBANCO HOLDING and existing in treasury, with no capital reduction.

Capital comprises 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 are common shares and 2,281,649,700 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 45,000 (R$ 45,000 at December 31, 2010), of which R$ 31,552 (R$ 31,547 at December 31, 2010) refers to stockholders resident in Brazil and R$ 13,448 (R$ 13,453 at December 31, 2010) refers to stockholders resident abroad.

The table below shows the breakdown of and change in shares of paid-in capital and reconciliation of balances at the beginning and end of the year:

	12/31/2011
	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2010	2,286,135,621	918,287,035	3,204,422,656
Residents abroad at 12/31/2010	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 12/31/2010	2,289,286,475	2,281,649,744	4,570,936,219
Cancellation of shares – ESM of 04/25/2011 – Approved on 08/22/2011	(75)	(44)	(119)
Shares of capital stock at 12/31/2011	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 12/31/2011	2,283,888,835	921,023,218	3,204,912,053
Residents abroad at 12/31/2011	5,397,565	1,360,626,482	1,366,024,047
Treasury shares at 12/31/2010 (*)	2,202	26,566,015	26,568,217	(628)
Purchase of shares	-	40,970,900	40,970,900	(1,303)
Exercised options - Granting of stock options – Simple and Partner options	-	(5,977,962)	(5,977,962)	117
Disposals – stock option plan	(27)	(4,264,938)	(4,264,965)	151
(-) Cancellation of shares – ESM of 04/25/2011	(75)	(44)	(119)	-
Treasury shares at 12/31/2011 (*)	2,100	57,293,971	57,296,071	(1,663)
Shares outstanding at 12/31/2011	2,289,284,300	2,224,355,729	4,513,640,029
Shares outstanding at 12/31/2010	2,289,284,273	2,255,083,729	4,544,368,002

	12/31/2010
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 01/01/2010	2,286,135,621	918,287,035	3,204,422,656
Residents abroad at 01/01/2010	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 01/01/2010	2,289,286,475	2,281,649,744	4,570,936,219
Treasury shares at 01/01/2010 (*)	2,202	43,588,307	43,590,509	(1,031)
Exercised options - Granting of stock options – Simple and Partner options	-	(13,379,117)	(13,379,117)	317
Disposals – stock option plan	-	(3,643,175)	(3,643,175)	86
Treasury shares at 12/31/2010 (*)	2,202	26,566,015	26,568,217	(628)
Shares outstanding at 12/31/2010	2,289,284,273	2,255,083,729	4,544,368,002
Shares outstanding at 01/01/2010	2,289,284,273	2,238,061,437	4,527,345,710

(*) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the costs of shares purchased in the period, as well as the average cost of treasury shares and their market price (in Brazilian reais per share):

	01/01 to 12/31/2011
Cost/market value	Common	Preferred
Minimum	-	26.20
Weighted average	-	31.79
Maximum	-	37.40
Treasury shares
Average cost	9.65	29.03
Market value at 12/31/2011	27.01	33.99

	01/01 to 12/31/2010
Cost/market value	Common	Preferred
Treasury shares
Average cost	9.65	23.66
Market value at 12/31/2010	31.00	39.79

b)	Dividends

Stockholders are entitled to an annual mandatory minimum dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid on preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The amount per share was determined according to a resolution adopted at the A/ESM held on April 24,2009.

Additionally, interest on capital was declared after December 31, 2011, segregated into stockholders' equity in special revenue reserves in the amount of R$ 1,847 - R$ 0.4092 per share, which, net of withholding income tax, totals R$ 1,570 (R$ 1,308 - R$ 0.2879 per share, which, net of withholding income tax, totals R$ 1,112 to December 31,2010).

Payments/Provision for interest on capital and dividends

	12/31/2011
	Gross	WTF	Net
Paid / Prepaid	1,820	(183)	1,637
Dividends - 11 monthly installments of R$ 0.012 per share paid from February to December 2011	598	-	598
Interest on capital - R$ 0.2706 per share, paid on August 22, 2011	1,222	(183)	1,039

Declared before December 31, 2011 (Recorded in Other Liabilities)	1,387	(200)	1,187
Dividends - 1 monthly installment of R$ 0.012 per share, paid on January 2, 2012	54	-	54
Interest on capital - R$ 0.2880 per share, credited on December 29, 2011 to be paid by April 30, 2012	1,300	(195)	1,105
Interest on capital - R$ 0.0072 per share to be paid by April 30, 2012	33	(5)	28

Declared after December 31, 2011 (Recorded in Revenue Reserve - Unrealized profits)	1,847	(277)	1,570
Interest on capital - R$ 0.4092 per share to be paid by April 30, 2012	1,847	(277)	1,570

Total from 01/01 to 12/31/2011 - R$ 0.9727 net per share	5,054	(660)	4,394

Payments/Provision of interest on capital and dividends

	12/31/2010
	Gross	WTF	Net
Paid / Prepaid	1,716	(168)	1,548
Dividends - 11 monthly installments of R$ 0.012 per share paid from February to December 2010	598	-	598
Interest on capital - R$ 0.2465 per share, paid on 08/20/2010	1,118	(168)	950

Declared until December 31, 2010 (Recorded in Other Liabilities)	1,460	(210)	1,250
Dividends - 1 monthly installment of R$ 0.012 per share, paid on 01/02/2011	55	-	55
Interest on capital - R$ 0.2150 per share, credited at 12/30/2010 to be paid up to 04/30/2011	977	(147)	830
Interest on capital - R$ 0.0943 per share to be paid up to 04/30/2011	428	(63)	365
Declared after December 31, 2010 (Recorded in Revenue Reserve)	1,308	(196)	1,112
Interest on capital - R$ 0.2879 per share to be paid by April 30, 2011	1,308	(196)	1,112

Total from 01/01 to 12/31/2010 - R$ 0.8605 net per share	4,484	(574)	3,910

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan.

d)	Appropriated reserves

	12/31/2011	12/31/2010	01/01/2010
CAPITAL RESERVES (1)	285	285	285
Premium on subscription of shares	284	284	284
Reserves from tax incentives and restatement of equity securities and other	1	1	1
REVENUE RESERVES	23,994	16,619	6,516
Legal (2)	3,848	3,254	2,740
Statutory	18,299	13,365	3,418
Dividends equalization (3)	3,751	3,403	1,062
Working capital increase (4)	5,257	3,963	1,414
Increase in capital of investees(5)	9,291	5,999	942
Unrealized profits (6)	1,847	-	-
Unrealized income (7)	-	-	358
Total reserves at parent company	24,279	16,904	6,801
(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal Reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for Dividends Equalization - its purpose is to reserve funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for Working Capital - its purpose is to guarantee funds for operations.
(5)	Reserve for Increase in Capital of Investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to Interest on Capital declared after December 31, 2011.
(7)	Refers to the excess of the mandatory minimum dividend in relation to portion of net income realised.

e)	Unappropriated reserves

Refers to the balance of profit remaining after the distribution of dividends and interest on capital and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

NOTE 21 – STOCK OPTION PLAN

a)	Purpose and Guidelines of the Plan

The Group has a stock option plan for its executives. This program aims at involving the members of management in the medium and long-term corporate development process, by granting simple stock options or bonus options, that are personal and cannot be pledged or transferred, entitling the holder to subscribe one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for the purpose of reselling.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the quantity, the beneficiaries, the type of option, the life of the option under each series, which may vary between a minimum of 5 years and a maximum of 10 years, and the vesting and lookup periods for exercising the options. The executive officers and member of the Board of Directors of ITAÚ UNIBANCO HOLDING and of its subsidiaries as well as employees may participate in this program, based on assessment of potential and performance.

ITAÚ UNIBANCO HOLDING settles the benefits under this plan by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

b)	Characteristics of the Programs

I – Simple Options

Prior Programs

Before the merger, both Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon individual performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one and at the most three months prior to the option issue date; the price is, subject to a positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-merger Program

The eligible beneficiaries of the program are granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the grating date or alternatively, subject to the positive or negative adjustments of up to 20% in the period of at least one. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one to seven years, as from the issue date.

II – Partner options

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period from three to five years and they are subject to market fluctuation. At the times they acquire own shares and/or share-based instruments, partner options are granted in accordance with the classification of executives. Vesting periods of partner options or share-based instruments are from 1 to 7 years. Share-based instruments and partner options are converted into shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of exercise price in cash.

The acquisition price of own shares and Share-Based Instruments is established every six months and is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partner Options should be held, without any liens or encumbrances, for periods from five to eight years, as from the acquisition date of the shares.

The weighted average of the fair value of share-based instruments on the grant date was estimated for shares purchased in the fiscal year ended December 31, 2011 – R$ 37.00 per share (R$ 39.90 per share at December 31, 2010).

The fair value of Share-Based Instrument is the market price at the grant date for the preferred shares of ITAÚ UNIBANCO HOLDING, less the cash price paid by the beneficiaries. The amount received for the purchase of Share-Based Instruments was R$ 48 in 2011 (R$ 62 in 2010).

Summary of changes in the plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Exercise price	Market value	Prior balance			Forfeited (*) /	To be exercised
No.	Date	until	deadline	price (R$1)	weighted average	weighted average	12/31/2010	Granted	Exercised	Cancelled	at 12/31/2011

Simple Options
10th	02/16/2004	12/31/2008	12/31/2011	13.46	13.23	35.17	712,942	-	712,942	-	-
27th	02/01/2005	05/05/2009	01/31/2011	16.52	16.42	39.50	12,650	-	12,650	-	-
11th	02/21/2005	12/31/2009	12/31/2012	18.94	18.39	34.88	2,877,600	-	1,912,825	27,500	937,275
11th	08/01/2005	12/31/2009	12/31/2012	18.94	18.39	34.88	27,500	-	27,500	-	-
11th	08/06/2007	12/31/2009	12/31/2012	18.94	-	-	11,357	-	-	-	11,357
27th	02/01/2005	02/01/2010	01/31/2011	16.52	16.42	39.50	16,389	-	16,389	-	-
34th	03/21/2007	03/21/2010	03/20/2011	35.34	-	-	75,901	-	-	75,901	-
35th	03/22/2007	03/22/2010	03/21/2011	35.31	-	-	29,518	-	-	29,518	-
30th	07/04/2006	07/04/2010	07/03/2011	28.49	28.45	36.48	52,710	-	52,710	-	-
29th	09/19/2005	09/19/2010	09/18/2011	21.77	21.30	38.45	12,650	-	12,650	-	-
12th	02/21/2006	12/31/2010	12/31/2013	28.18	27.30	36.42	8,025,250	-	1,110,385	60,500	6,854,365
12th	08/06/2007	12/31/2010	12/31/2013	28.18	-	-	15,867	-	-	-	15,867
16th	08/10/2009	12/31/2010	12/31/2014	32.05	-	-	874,167	-	-	-	874,167
34th	03/21/2007	03/21/2011	03/20/2012	36.85	-	-	75,901	-	-	-	75,901
35th	03/22/2007	03/22/2011	03/21/2012	36.80	-	-	29,518	-	-	-	29,518
36th	05/14/2008	05/14/2011	05/13/2012	45.79	-	-	25,301	-	-	-	25,301
30th	07/04/2006	07/04/2011	07/03/2012	29.21	-	-	52,707	-	-	-	52,707
33rd	08/30/2006	08/30/2011	08/29/2012	32.34	-	-	21,083	-	-	-	21,083
13th	02/14/2007	12/31/2011	12/31/2014	35.89	34.82	36.93	8,546,975	-	507,375	306,625	7,732,975
13th	08/06/2007	12/31/2011	12/31/2014	35.89	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	35.89	-	-	45,954	-	-	-	45,954
Total options to be exercised					21.84	35.62	21,572,589	-	4,365,426	500,044	16,707,119
34th	03/21/2007	03/21/2012	03/20/2013	36.85	-	-	75,901	-	-	-	75,901
35th	03/22/2007	03/22/2012	03/21/2013	36.80	-	-	29,514	-	-	-	29,514
36th	05/14/2008	05/14/2012	05/13/2013	45.79	-	-	25,300	-	-	-	25,300
17th	09/23/2009	09/23/2012	12/31/2014	37.02	-	-	29,551	-	-	-	29,551
14th	02/11/2008	12/31/2012	12/31/2015	41.37	-	-	10,846,487	-	-	1,580,421	9,266,066
14th	05/05/2008	12/31/2012	12/31/2015	41.37	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	41.37	-	-	45,954	-	-	-	45,954
36th	05/14/2008	05/14/2013	05/13/2014	45.79	-	-	25,300	-	-	-	25,300
15th	03/03/2009	12/31/2013	12/31/2016	27.06	26.97	33.88	15,067,330	-	804,770	147,620	14,114,940
15th	10/28/2009	12/31/2013	12/31/2016	27.06	-	-	45,954	-	-	-	45,954
18th	04/17/2010	12/31/2014	12/31/2017	43.95	-	-	6,126,609	-	-	74,386	6,052,223
18th	05/11/2010	12/31/2014	12/31/2017	43.95	-	-	1,206,340	-	-	42,421	1,163,919
37th	04/19/2011	12/31/2015	12/31/2018	42.93	-	-	-	9,863,110	-	93,678	9,769,432
Total options outstanding					26.97	33.88	33,544,865	9,863,110	804,770	1,938,526	40,664,679
Total simple options					22.64	35.35	55,117,454	9,863,110	5,170,196	2,438,570	57,371,798

Partner Options
4th	03/03/2008	03/03/2011	-	-	-	37.22	416,487	-	376,581	-	39,906
5th	09/03/2008	09/03/2011	-	-	-	28.83	490,624	-	431,185	12,729	46,710
Total options to be exercised					-	37.22	907,111	-	807,766	12,729	86,616
6th	03/06/2009	03/06/2012	-	-	-	-	740,362	-	-	21,339	719,023
7th	06/19/2009	03/06/2012	-	-	-	-	79,446	-	-	-	79,446
1st	09/03/2007	09/03/2012	-	-	-	-	329,181	-	-	19,673	309,508
3rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474
4th	03/03/2008	03/03/2013	-	-	-	-	415,930	-	-	27,498	388,432
8th	08/17/2010	08/16/2013	-	-	-	-	376,916	-	-	37,284	339,632
9th	08/30/2010	08/16/2013	-	-	-	-	359,991	-	-	30,280	329,711
11th	09/30/2010	08/16/2013	-	-	-	-	17,717	-	-	-	17,717
5th	09/03/2008	09/03/2013	-	-	-	-	490,126	-	-	40,684	449,442
10th	09/30/2010	09/29/2013	-	-	-	-	1,940,987	-	-	78,578	1,862,409
12th	02/28/2011	02/28/2014	-	-	-	-	-	1,585,541	-	26,957	1,558,584
6th	03/06/2009	03/06/2014	-	-	-	-	739,608	-	-	35,004	704,604
7th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445
14th	04/11/2011	08/18/2014					-	509	-	-	509
13th	08/19/2011	08/19/2014		-	-	-	-	706,397	-	-	706,397
8th	08/17/2010	08/16/2015	-	-	-	-	376,876	-	-	37,953	338,923
9th	08/30/2010	08/16/2015	-	-	-	-	359,962	-	-	30,810	329,152
11th	09/30/2010	08/16/2015	-	-	-	-	17,712	-	-	-	17,712
10th	09/30/2010	09/29/2015	-	-	-	-	1,940,951	-	-	82,433	1,858,518
12th	02/28/2011	02/28/2016	-	-	-	-	-	1,585,497	-	28,282	1,557,215
13th	08/19/2011	08/19/2016		-	-	-	-	706,338	-	-	706,338
14th	04/11/2011	08/18/2016		-	-	-	-	508	-	-	508
Total options outstanding					-	-	8,298,684	4,584,790	-	496,775	12,386,699
Total partner options					-	37.22	9,205,795	4,584,790	807,766	509,504	12,473,315

TOTAL SIMPLE/PARTNER OPTIONS					22.84	32.92	64,323,249	14,447,900	5,977,962	2,948,074	69,845,113

(*) Refers to non-exercise due to the beneficiary’s option.

Summary of changes in the plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Exercise price	Market value	Prior balance			Forfeited /	To be exercised
No.	Date	until	deadline	price (R$1)	weighted average	weighted average	01/01/2010	Granted	Exercised	Cancelled	at 12/31/2010

Simple Options
9th	03/10/2003	12/31/2007	12/31/2010	-	7.85	38.55	570,500	-	570,500	-	-
9th	05/02/2005	12/31/2007	12/31/2010	-	7.85	38.55	6,187	-	6,187	-	-
16th	09/02/2003	09/02/2008	02/25/2010	-	7.77	36.03	38,263	-	38,263	-	-
10th	02/16/2004	12/31/2008	12/31/2011	12.70	12.15	39.34	1,886,792	-	1,173,850	-	712,942
24th	07/19/2004	01/13/2009	05/05/2010	-	12.58	39.59	29,516	-	29,516	-	-
25th	08/04/2004	01/13/2009	05/05/2010	-	6.76	39.65	329,506	-	329,506	-	-
27th	02/01/2005	02/01/2009	05/05/2010	-	15.76	36.97	206,342	-	206,342	-	-
27th	02/01/2005	05/05/2009	01/31/2011	16.38	-	-	12,650	-	-	-	12,650
30th	07/04/2006	07/04/2009	07/03/2010	-	26.73	32.50	52,710	-	52,710	-	-
33re	08/30/2006	08/30/2009	08/29/2010	-	29.62	38.45	21,084	-	21,084	-	-
29th	09/19/2005	09/19/2009	09/18/2010	-	20.14	38.33	12,650	-	12,650	-	-
11th	02/21/2005	12/31/2009	12/31/2012	17.88	16.69	39.49	7,082,200	-	4,204,600	-	2,877,600
11th	08/01/2005	12/31/2009	12/31/2012	17.88	-	-	27,500	-	-	-	27,500
11th	08/06/2007	12/31/2009	12/31/2012	17.88	-	-	11,357	-	-	-	11,357
27th	02/01/2005	02/01/2010	01/31/2011	16.38	15.76	36.97	1,068,901	-	999,802	52,710	16,389
34th	03/21/2007	03/21/2010	03/20/2011	34.60	-	-	75,901	-	-	-	75,901
35th	03/22/2007	03/22/2010	03/21/2011	34.56	-	-	29,518	-	-	-	29,518
30th	07/04/2006	07/04/2010	07/03/2011	27.42	-	-	52,710	-	-	-	52,710
33rd	08/30/2006	08/30/2010	08/29/2011	-	29.62	38.45	21,084	-	21,084	-	-
29th	09/19/2005	09/19/2010	09/18/2011	20.78	20.14	38.33	25,300	-	12,650	-	12,650
12th	02/21/2006	12/31/2010	12/31/2013	26.60	25.68	39.83	9,579,384	-	1,554,134	-	8,025,250
12th	08/06/2007	12/31/2010	12/31/2013	26.60	-	-	15,867	-	-	-	15,867
16th	08/10/2009	12/31/2010	12/31/2014	30.25	-	-	874,167	-	-	-	874,167
Total options to be exercised					16.67	39.08	22,030,089	-	9,232,878	52,710	12,744,501
34th	03/21/2007	03/21/2011	03/20/2012	34.60	-	-	75,901	-	-	-	75,901
35th	03/22/2007	03/22/2011	03/21/2012	34.56	-	-	29,518	-	-	-	29,518
36th	05/14/2008	05/14/2011	05/13/2012	42.99	-	-	25,301	-	-	-	25,301
30th	07/04/2006	07/04/2011	07/03/2012	27.42	-	-	52,707	-	-	-	52,707
33rd	08/30/2006	08/30/2011	08/29/2012	30.37	-	-	21,083	-	-	-	21,083
13th	02/14/2007	12/31/2011	12/31/2014	33.87	31.99	38.98	10,220,925	-	1,660,200	13,750	8,546,975
13th	08/06/2007	12/31/2011	12/31/2014	33.87	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	33.87	-	-	45,954	-	-	-	45,954
34th	03/21/2007	03/21/2012	03/20/2013	34.60	-	-	75,901	-	-	-	75,901
35th	03/22/2007	03/22/2012	03/21/2013	34.56	-	-	29,514	-	-	-	29,514
36th	05/14/2008	05/14/2012	05/13/2013	42.99	-	-	25,300	-	-	-	25,300
17th	09/23/2009	09/23/2012	12/31/2014	34.94	-	-	29,551	-	-	-	29,551
14th	02/11/2008	12/31/2012	12/31/2015	39.05	38.12	41.31	11,485,485	-	612,599	26,399	10,846,487
14th	05/05/2008	12/31/2012	12/31/2015	39.05	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	39.05	-	-	45,954	-	-	-	45,954
36th	05/14/2008	05/14/2013	05/13/2014	42.99	-	-	25,300	-	-	-	25,300
15th	03/03/2009	12/31/2013	12/31/2016	25.54	24.80	40.27	16,829,780	-	1,533,100	229,350	15,067,330
15th	10/28/2009	12/31/2013	12/31/2016	25.54	-	-	45,954	-	-	-	45,954
18th	04/17/2010	12/31/2014	12/31/2017	41.48	-	-	-	6,258,877	-	132,268	6,126,609
18th	05/11/2010	12/31/2014	12/31/2017	41.48	-	-	-	1,290,289	-	83,949	1,206,340
Total options in the vesting period					30.08	39.87	39,115,402	7,549,166	3,805,899	485,716	42,372,953
Total simple options							61,145,491	7,549,166	13,038,777	538,426	55,117,454
Weighted Average Price – Simple Options					20.59	39.31	25.46	41.48		31.92	31.38

Bonus Options
1st	09/03/2007	09/03/2010	-	-	-	37.85	342,502	-	340,340	2,162	-
3rd	02/29/2008	09/03/2010	-	-	-	-	33,474	-	-	33,474	-
Total options to be exercised						37.85	375,976	-	340,340	35,636	-
4th	03/03/2008	03/03/2011	-	-	-	-	423,212	-	-	6,725	416,487
5th	09/03/2008	09/03/2011	-	-	-	-	502,189	-	-	11,565	490,624
6th	03/06/2009	03/06/2012	-	-	-	-	769,830	-	-	29,468	740,362
7th	06/19/2009	03/06/2012	-	-	-	-	79,446	-	-	-	79,446
1st	09/03/2007	09/03/2012	-	-	-	-	342,479	-	-	13,298	329,181
3rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474
4th	03/03/2008	03/03/2013	-	-	-	-	423,190	-	-	7,260	415,930
8th	08/17/2010	08/16/2013	-	-	-	-	-	384,961	-	8,045	376,916
9th	08/30/2010	08/16/2013	-	-	-	-	-	359,991	-	-	359,991
11th	09/30/2010	08/16/2013	-	-	-	-	-	17,717	-	-	17,717
5th	09/03/2008	09/03/2013	-	-	-	-	502,164	-	-	12,038	490,126
10th	09/30/2010	09/29/2013	-	-	-	-	-	1,940,987	-	-	1,940,987
6th	03/06/2009	03/06/2014	-	-	-	-	769,807	-	-	30,199	739,608
7th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445
8th	08/17/2010	08/16/2015	-	-	-	-	-	384,920	-	8,044	376,876
9th	08/30/2010	08/16/2015	-	-	-	-	-	359,962	-	-	359,962
11th	09/30/2010	08/16/2015	-	-	-	-	-	17,712	-	-	17,712
10th	09/30/2010	09/29/2015	-	-	-	-	-	1,940,951	-	-	1,940,951
Total options outstanding					-	-	3,925,236	5,407,201	-	126,642	9,205,795
Total bonus options					-	37.85	4,301,212	5,407,201	340,340	162,278	9,205,795

TOTAL SIMPLE/BONUS OPTIONS					20.59	39.28	65,446,703	12,956,367	13,379,117	700,704	64,323,249

(*) Refers to non-exercise due to the beneficiary’s option.

Summary of Changes in Share-Based Instruments (SBI)

			Prior
			balance		Converted		Balance at
Number	Vesting period		12/31/2010	New SBI’s	into shares	Cancelled	12/31/2011
1st	08/17/2010	08/16/2011	114,980	-	110,598	4,382	-
1st	08/17/2010	08/16/2012	114,969	-	-	4,381	110,588
1st	08/17/2010	08/16/2013	114,958	-	-	4,381	110,577
1st	08/30/2010	08/16/2011	10,221	-	10,221	-	-
1st	08/30/2010	08/16/2012	10,216	-	-	-	10,216
1st	08/30/2010	08/16/2013	10,212	-	-	-	10,212
1st	09/30/2010	08/16/2011	3,972	-	3,972	-	-
1st	09/30/2010	08/16/2012	3,971	-	-	-	3,971
1st	09/30/2010	08/16/2013	3,970	-	-	-	3,970
2nd	09/30/2010	09/29/2011	424,172	-	424,172	-	-
2nd	09/30/2010	09/29/2012	424,163	-	-	-	424,163
2nd	09/30/2010	09/29/2013	424,154	-	-	-	424,154
3rd	02/28/2011	02/27/2011	-	444,040	-	-	444,040
3rd	02/28/2011	02/27/2012	-	444,030	-	-	444,030
3rd	02/28/2011	02/27/2013	-	444,020	-	-	444,020
Total			1,659,958	1,332,090	548,963	13,144	2,429,941

				Converted		Balance at
Number	Vesting period		New SBI’s	into shares	Cancelled	12/31/2010
1st	08/17/2010	08/16/2011	123,231	-	8,251	114,980
1st	08/17/2010	08/16/2012	123,220	-	8,251	114,969
1st	08/17/2010	08/16/2013	123,209	-	8,251	114,958
1st	08/30/2010	08/16/2011	10,221	-	-	10,221
1st	08/30/2010	08/16/2012	10,216	-	-	10,216
1st	08/30/2010	08/16/2013	10,212	-	-	10,212
1st	09/30/2010	08/16/2011	3,972	-	-	3,972
1st	09/30/2010	08/16/2012	3,971	-	-	3,971
1st	09/30/2010	08/16/2013	3,970	-	-	3,970
2nd	09/30/2010	09/29/2011	424,172	-	-	424,172
2nd	09/30/2010	09/29/2012	424,163	-	-	424,163
2nd	09/30/2010	09/29/2013	424,154	-	-	424,154
Total			1,684,711	-	24,753	1,659,958

c)	Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the grant date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for bonus options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed-upon at the time the option was issued is adopted, adjusted by the IGP-M variation.

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date.

Expected dividends the average annual return rate for the last three years, of the dividends, plus interest on capital of the ITUB4 share.

Risk-free interest rate: the risk-free rate uses is the IGP-M coupon rate at the expiration date of the option plan.

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

				Price of the
Granting		Vesting	Exercise	underlying		Expected	Risk-free	Expected
No.	Date	Period	period until	asset	Fair value	dividends	interest rate	volatility

Simple Options
37th	04/19/2011	12/31/2015	12/31/2018	37.26	11.02	2.97%	5.80%	30.53%

Bonus Options (*)
12th	02/28/2011	02/28/2014	-	37.00	33.85	2.97%	-	-
12th	02/28/2011	02/28/2016	-	37.00	31.83	2.97%	-	-
13th	8/19/2011	8/19/2014	-	26.65	24.39	2.97%	-	-
13th	8/19/2011	8/19/2016	-	26.65	22.98	2.97%	-	-
14th	04/11/2011	8/18/2014	-	32.62	30.04	2.97%	-	-
14th	04/11/2011	8/18/2016	-	32.62	28.30	2.97%	-	-

(*) The fair value of bonus options is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

d)	Accounting effects arising from options

The exercise of stock options, pursuant to the plan’s regulation, resulted in the sale of preferred shares held in treasury. The accounting entries related to the plan are recorded during the vesting period, at the portion of the fair value of options granted with effect on income, and during the exercise of options, at the amount received from the option exercise price, reflected in stockholders’ equity.

The effect on income was R$ 163 (R$ 131 for the year end December 31, 2010), with a correspondence to "Additional Paid-in Capital – Granted Options Recognized".

In the stockholders’ equity, the effect was as follows:

	12/31/2011	12/31/2010
Amount received for the sale of shares – exercised options	353	406
(-) Cost of treasury shares sold	(268)	(403)
Effect of sale (*)	85	3

(*) Recorded in "Additional Paid-in Capital".

NOTA 22 - INTEREST AND SIMILAR INCOME AND EXPENSE AND NET GAIN (LOSS) FROM FINANCIAL ASSETS AND LIABILITIES

a)	Interest and similar income

	01/01 to	01/01 to
	12/31/2011	12/31/2010
Central Bank compulsory deposits	9,182	4,025
Interbank deposits	890	824
Securities purchased under agreements to resell	9,961	9,940
Financial assets held for trading	14,676	8,028
Available-for-sale financial assets	2,888	2,997
Held-to-maturity financial assets	360	456
Loan and lease operations	58,492	50,693
Other financial assets	903	855
Total	97,352	77,818

b)	Interest and similar expense

	01/01 to	01/01 to
	12/31/2011	12/31/2010
Securities sold under repurchase agreements	(22,133)	(15,774)
Deposits	(14,757)	(12,245)
Financial expense from reserves for insurance and private pension	(5,239)	(4,038)
Interbank market debt	(5,536)	(2,100)
Institutional market debt	(7,934)	(2,683)
Total	(55,599)	(36,840)

c)	Net gain (loss) from financial assets and liabilities

	01/01 to	01/01 to
	12/31/2011	12/31/2010
Financial assets and liabilities held for trading, including the innefective portion of hedge accounting related derivatives	787	2,712
Financial assets designated at fair value through profit or loss	20	(1)
Available-for-sale financial assets	444	151
Total	1,251	2,862

NOTE 23 - BANKING SERVICE FEES

	01/01 to	01/01 to
	12/31/2011	12/31/2010
Current account services	5,445	4,275
Asset management fees	2,745	2,570
Collection commissions	1,047	1,076
Fees from credit card services	7,446	6,408
Fees for guarantees issued and credit lines	1,393	1,422
Brokerage commission	361	471
Other	973	870
Total	19,410	17,092

NOTE 24 - OTHER INCOME

	01/01 to	01/01 to
	12/31/2011	12/31/2010
Gains on sale of assets held for sale, fixed assets and investments in unconsolidated companies	271	280
Recovery of expenses	184	214
Reversal of provisions	366	338
Other	337	578
Total	1,158	1,410

NOTE 25 – GENERAL AND ADMINISTRATIVE EXPENSES

	01/01 to	01/01 to
	12/31/2011	12/31/2010
Personnel expenses	(13,373)	(13,006)
Compensation	(5,910)	(5,585)
Charges	(2,036)	(1,978)
Welfare benefits	(1,479)	(1,442)
Retirement plans and post-employment benefits (Note 28)	82	(129)
Defined benefit	(192)	(1,170)
Defined contribution	274	1,041
Stock option plan	(163)	(131)
Training	(259)	(233)
Employee profit sharing	(2,316)	(2,285)
Dismissals	(398)	(343)
Provision for labor claims (Note 31)	(894)	(880)
Administrative expenses	(12,490)	(12,351)
Data processing and telecommunications	(3,450)	(3,271)
Third-party services	(3,014)	(2,734)
Installations	(1,135)	(1,281)
Advertising, promotions and publications	(981)	(1,235)
Rent	(916)	(861)
Transportation	(583)	(596)
Materials	(460)	(456)
Financial services	(438)	(443)
Security	(482)	(451)
Utilities	(295)	(283)
Travel	(189)	(168)
Other	(547)	(572)
Depreciation	(1,184)	(1,166)
Amortization	(984)	(977)
Insurance acquisition expenses	(1,268)	(1,330)
Other expenses	(6,375)	(5,802)
Expenses related to credit cards	(1,796)	(1,697)
Reimbursement related to acquisitions	(148)	(116)
Losses with third party frauds	(753)	(558)
Loss on Sale of Assets Held for Sale, fixed assets and investments in unconsolidated companies	(139)	(226)
Provision for civil lawsuits (Note 31)	(1,616)	(1,327)
Provision for tax and social security lawsuits	(1,038)	(1,170)
Refund of interbank costs	(195)	(186)
Impairment (Notes 14 and 15)	(45)	(20)
Other	(645)	(502)
Total	(35,674)	(34,632)

NOTE 26 - INCOME TAX AND SOCIAL CONTRIBUTION

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income tax in Brazil comprises federal income tax and social contribution on net income, which is a federal tax on income additional to federal income tax.

a)	Composition of income tax and social contribution expense

The amounts recorded as income tax and social contribution expense in the consolidated financial statements are reconciled to the statutory rates, as follows:

	01/01 to	01/01 to
Current income tax and social contribution	12/31/2011	12/31/2010
Income before income tax and social contribution	18,251	18,030
Charges (income tax and social contribution) at the rates in effect (Note 2.4n)	(7,300)	(7,212)
Increase/decrease to income tax and social contribution charges arising from:	3,659	1,676
Share of comprehensive income of unconsolidated companies, net	45	113
Foreign exchange variation on assets and liabilities abroad	916	(255)
Interest on capital	1,662	1,496
Dividends, interest on external debt bonds and tax incentives	269	289
Other (*)	767	33
Total income tax and social contribution	(3,641)	(5,536)

 (*) Includes the Program for Cash Settlement or Installment Payment of Federal Taxes – Law No. 11,941/09.

b)	Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

		Realization/
	12/31/2010	Reversal	Increase	12/31/2011
Reflected in income	25,788	(10,948)	13,626	28,466
Related to income tax and social contribution loss carryforwards	2,998	(1,330)	2,520	4,188
Allowance for loan losses	10,423	(4,318)	6,784	12,889
Adjustment to market value of derivative financial instruments	22	(39)	319	302
Goodwill on purchase of investments	5,905	(2,896)	1,252	4,261
Legal liabilities – tax and social security	1,313	(39)	143	1,417
Provision for contingent liabilities	2,418	(1,024)	1,372	2,766
Civil lawsuits	1,038	(349)	496	1,185
Labor claims:	884	(608)	708	984
Tax and social security contributions	462	(53)	168	577
Other	34	(14)	-	20
Adjustments of operations carried out in futures settlement market	47	(45)	9	11
Provision related to health insurance operations	242	-	7	249
Other	2,420	(1,257)	1,220	2,383
Reflected in other comprehensive income	132	(66)	278	344
Total (*)	25,920	(11,014)	13,904	28,810

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by taxable entity and total R$ 22,745 and R$ 4,319.

		Realization/
	01/01/2010	Reversal	Increase	12/31/2010
Reflected in income	26,711	(9,330)	8,407	25,788
Related to income tax and social contribution loss carryforwards	3,204	(418)	212	2,998
Allowance for loan losses	9,264	(4,132)	5,291	10,423
Adjustment to market value of derivative financial instruments	208	(217)	31	22
Goodwill on purchase of investments	7,704	(1,870)	71	5,905
Legal liabilities – tax and social security	1,868	(632)	77	1,313
Provision for contingent liabilities	2,321	(958)	1,055	2,418
Civil lawsuits	897	(639)	780	1,038
Labor claims:	843	(119)	160	884
Tax and social security contributions	477	(130)	115	462
Other	104	(70)	-	34
Adjustments of operations carried out in futures settlement market	12	-	35	47
Provision related to health insurance operations	238	-	4	242
Other	1,892	(1,103)	1,631	2,420
Reflected in other comprehensive income	83	(46)	95	132
Total (*)	26,794	(9,376)	8,502	25,920

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by taxable entity and total R$ 20,169 and R$ 5,365.

II - Provision for deferred tax liability balance and respective changes are shown as follows:

		Realization /
	12/31/2010	Reversal	Increase	12/31/2011
Reflected in income	10,395	(2,919)	2,409	9,885
Depreciation in excess – finance lease	8,295	(2,365)	1,630	7,560
Taxation of results abroad – capital gains	34	-	44	78
Adjustments of operations carried out in futures settlement market	43	(3)	43	83
Adjustment to market value of securities and derivative financial instruments	264	(264)	175	175
Restatement of escrow deposits and contingent liabilities	701	(157)	262	806
Pension plans	543	-	51	594
Other	515	(130)	204	589
Reflected in other comprehensive income	721	(474)	252	499
Total (*)	11,116	(3,393)	2,661	10,384

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by taxable entity and total R$ 22,745 and R$ 4,319.

		Realization /
	01/01/2010	Reversal	Increase	12/31/2010
Reflected in income	9,458	(2,437)	3,374	10,395
Depreciation in excess – finance lease	7,568	(2,075)	2,802	8,295
Taxation of results abroad – capital gains	27	-	7	34
Adjustments of operations carried out in futures settlement market	36	(7)	14	43
Adjustment to market value of securities and derivative financial instruments	131	(131)	264	264
Restatement of escrow deposits and contingent liabilities	585	(109)	225	701
Pension plans	564	(21)	-	543
Other	547	(94)	62	515
Reflected in other comprehensive income	519	(9)	211	721
Total (*)	9,977	(2,446)	3,585	11,116

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by taxable entity and total R$ 20,169 and R$ 5,365 at December 31, 2010.

III -	The estimates of realization and present value of deferred tax assets for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001, and deferred tax liabilities at December 31, 2011, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
		Tax loss/social
	Temporary	contribution on loss		Deferred tax	Net deferred
	differences	carryforwards	Total	liabilities	taxes
2012	8,567	1,058	9,625	(2,695)	6,930
2013	5,235	1,230	6,465	(2,927)	3,538
2014	3,418	1,136	4,554	(2,083)	2,471
2015	2,478	698	3,176	(978)	2,198
2016	1,738	46	1,784	(614)	1,170
after 2016	3,186	20	3,206	(1,087)	2,119
Total	24,622	4,188	28,810	(10,384)	18,426
Present value (*)	21,523	3,764	25,287	(9,127)	16,160

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income, due to differences between accounting criteria and tax legislation, besides corporate aspects. Accordingly, it is recommended that the trend of the realization of deferred tax assets arising from temporary differences, and tax loss carryforwards should be not used as an indication of future net income.

There are no deferred tax assets and liabilities which have not been recognized.

NOTE 27 – EARNINGS PER SHARE

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholders of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares. Diluted earnings per share are computed in a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may dilute earnings.

Net income attributable to owners of the parent company – Basic earnings per share	01/01 to 12/31/2011	01/01 to 12/31/2010
Net income	13,837	11,708
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(49)	(49)
Subtotal	13,788	11,659
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(50)	(50)
Subtotal	13,738	11,609

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	6,944	5,859
To preferred equity owners	6,794	5,750

Total net income available to common equity owners	6,994	5,909
Total net income available to preferred equity owners	6,843	5,799

Weighted average number of shares outstanding
Common shares	2,289,284,275	2,289,284,273
Preferred shares	2,240,026,557	2,246,784,818

Earnings per share - Basic – R$
Common shares	3.06	2.58
Preferred shares	3.06	2.58

Net income attributable to owners of the parent company – Diluted earnings per share	01/01 to 12/31/2011	01/01 to 12/31/2010
Total net income available to preferred equity owners	6,843	5,799
Dividend on preferred shares after dilution effects	17	17
Net income available to preferred equity owners considering preferred shares after the dilution effect	6,860	5,816

Total net income available to common equity owners	6,994	5,909
Dividend on preferred shares after dilution effects	(17)	(17)
Net income available to common equity owners considering preferred shares after the dilution effect	6,977	5,892

Adjusted weighted average number of shares
Common shares	2,289,284,275	2,289,284,273
Preferred shares	2,251,061,836	2,260,240,831
Preferred shares	2,240,026,557	2,246,784,818

Incremental shares from stock options granted under our Stock Option Plan	11,035,279	13,456,013

Earnings per share - Diluted – R$
Common shares	3.05	2.57
Preferred shares	3.05	2.57

Potential anti-dilution effects of shares under our stock option plan, which were excluded from the calculation of diluted earnings per share totaled 11,846,655 preferred shares at December 31, 2011 and 3,549,386 preferred shares at December 31, 2010.

NOTE 28 –EMPLOYEE BENEFITS

As prescribed in IAS 19, we present the policies of ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted:

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, the basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulation, one does not require an actuarial calculation.

Employees hired up to July 31, 2002, by Itaú, and up to February 27, 2009, by Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a) Description of the plans

Entity	Name of Benefit plan
Fundação Itaubanco	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco CD Plan (3) (4)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Itaú Fundo Multipatrocinado	Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2) Redecard Supplementary Plan (3) (5)
Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)
UBB-PREV - Previdência Complementar	Unibanco Pension Plan (3)
Basic Plan (1)
IJMS Plan (1)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan.

(2) Variable contribution plan.

(3) Defined contribution plan.

(4) The Itaubanco Defined Contribution Plan was set up as a result of the partial spin-off of the Supplementary retirement plan - PAC, and has been offered to former participants of the latter, which are not receiving supplementary retirement benefits from PAC. The participants who have not joined the Itaubanco Defined Contribution Plan, as well as those contributing to the PAC, will remain in this latter, without any continuity, and will have their vested rights guaranteed. As set forth in the Itaubanco Defined Contribution Plan regulation, the migration period ended on May 8, 2010.

5) Redecard Pension Plan was changed in January 2011 from Defined Benefit - BD to Defined Contribution - CD, with adhesion of 95% of employees. This plan enables the employee to contribute monthly with a defined percentage to be deducted from the monthly compensation and, additionally, the company contributes with 100% of the option chosen by the employees, limited to 9% of their income.

b)	Defined benefit plans

I - Main assumptions used in actuarial valuation of Retirement Plans

	12/31/2011	12/31/2010	01/01/2010

Discount rate	9.72% p.a.	9.72% p.a.	10.24% p.a.
Expected return rate on assets	11.32% p.a.	12.32% p.a.	12.32% p.a.
Mortality table (1)	AT-2000	AT-2000	AT-2000
Turnover (2)	Itaú Exp. 2008/2010	Itaú Exp. 2003/2004	Itaú Exp. 2003/2004
Future salary growth	7.12% p.a.	7.12% p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00% p.a.	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.	4.00% p.a.
Actuarial method (3)	Projected Unit Credit	Projected Unit Credit	Projected Unit Credit

(1) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables.

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(2) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(3) Using the Projected Unit Credit method, the mathematical reserve is calculated as the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

II –  Management of defined benefit plan assets

The management of the funds of the closed-end private pension entities seeks to achieve the long-term balance between pension assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

The allocation of plan assets and the allocation target by type of asset are as follows:

	At			% Allocation
Types	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010	2012 Target

Fixed income securities	10,341	9,818	12,909	87.85%	87.43%	87.12%	53% to 100%
Variable income securities	1,051	1,005	1,533	8.93%	8.95%	10.35%	0% to 25%
Structured investments	14	11	13	0.11%	0.10%	0.09%	0% to 10%
Foreign investments	-	4	4	0.00%	0.04%	0.03%	0% to 3%
Real estate	344	368	335	2.92%	3.28%	2.25%	0% to 6%
Loans to participants	23	23	23	0.19%	0.20%	0.16%	0% to 5%
Total	11,773	11,229	14,817	100.00%	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 531 (R$ 542 at December 31, 2010 and R$ 1,077 at January 1, 2010) and real estate rented to Group companies, with a fair value of R$ 298 (R$ 309 at December 31, 2010 and R$ 301 at January 1, 2010).

The expected income from portfolios of benefit plan assets is based on projections of returns for each of the asset types detailed above. For the fixed-income segment, the interest rates adopted were taken from long-term securities included in the portfolios, and the interest-rates practiced in the market at the balance sheet date. For the variable-income segment, the 12-month expected returns of the market for this segment were adopted. For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted. For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III- Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	12/31/2011	12/31/2010	01/01/2010
1 - Net assets of the plans	11,773	11,229	14,817
2 - Actuarial liabilities	(10,413)	(9,871)	(11,233)
3- Surplus (1-2)	1,360	1,358	3,584
4- Asset ceiling (*)	(1,263)	(1,114)	(2,212)
5 - Net amount recognized in the balance sheet (3-4)	97	244	1,372
Amount recognized in assets (Note 19a)	342	367	1,508
Amount recognized in liabilities	(245)	(123)	(136)

(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 58 of IAS 19.

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the adjustments in subsidiaries. The actuarial gains and losses for the year were recognized in income under “General and administrative expenses”.

IV - Change in plan assets, defined benefit obligation, and surplus

	12/31/2011			12/31/2010			01/01/2010
	Plan assets	Defined benefit obligation	Surplus	Plan assets	Defined benefit obligation	Surplus	Plan assets	Defined benefit obligation	Surplus
Present value – beginning of the year	11,229	(9,871)	1,358	14,817	(11,233)	3,584	12,493	(11,264)	1,229
Effects of the partial spin-off of PAC (1)	-	-	-	(5,147)	2,710	(2,437)	-	880	880
Inclusion of Redecard Plan	-	-	-	-	-	-	60	(53)	7
Inclusion of Itaú Defined Benefit Plan	-	-	-	-	-	-	131	(123)	8
Inclusion of Itaú Defined Contribution Plan	12	(13)	(1)	-	-	-	-	-	-
Effects of the partial spin-off of Redercard (2)	(44)	42	(2)	-	-	-	-	-	-
Expected return on assets (4)	1,342	-	1,342	1,342	-	1,342	1,539	-	1,539
Cost of current service	-	(91)	(91)	-	(87)	(87)	-	(237)	(237)
Interest cost	-	(930)	(930)	-	(943)	(943)	-	(1,140)	(1,140)
Benefits paid	(601)	601	-	(568)	568	-	(541)	541	-
Contributions of sponsors	42	-	42	42	-	42	34	-	34
Contributions of participants	9	-	9	40	-	40	34	-	34
Actuarial gain/(loss) (3) (4)	(216)	(151)	(367)	703	(886)	(183)	1,067	162	1,229
End of the year	11,773	(10,413)	1,360	11,229	(9,871)	1,358	14,817	(11,234)	3,583

(1) Corresponds to the effect of the partial spin-off of the PAC and creation of the Plano Itaubanco CD, which migration process resulted in the curtailment and partial settlement of PAC obligations. The curtailment which implied a reduction in obligations and thus in actuarial liabilities, made on December 31, 2009, is already adjusted in the opening balance (January 1, 2010). At March 31, 2010, the PAC participants who opted for the voluntary migration to the Plano Itaubanco CD had all of their obligations settled by PAC through the initial contribution of the assets previously held by PAC to individual accounts corresponding to the Plano Itaubanco CD. PAC is no longer responsible for any retirement benefit at the PAC level related to these participants. After the partial settlement of PAC, assets were transferred from PAC to Plano Itaubanco CD.

(2) During the fiscal year 2011, a process for migration of participants from Redecard Retirement Plan, structured as a defined benefit plan, to the Redecard Pension Plan, which is structured as a defined contribution plan, was carried out. For those participants who migrated to the Redecard Pension Plan, the accumulation of future benefit is now performed as a defined contribution, and therefore there is no replacement for the same type of benefit.

(3) Gains (losses) recorded in plan assets correspond to the income earned above/below the expected return rate of assets.

(4) The actual return on assets was R$ 1,126 (R$ 2,045 at December 31, 2010 and R$ 2,606 at January 1, 2010).

The history of actuarial gains and losses is as follows:
	12/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007
Plan net assets	11,773	11,229	14,817	12,493	12,583
Defined benefit obligation	(10,413)	(9,871)	(11,234)	(11,264)	(9,441)
Surplus	1,360	1,358	3,583	1,229	3,142
Experience adjustments in plan net assets	(216)	703	1,067	(979)	1,060
Experience adjustments in defined benefit obligation	(151)	(886)	162	(823)	(186)

The amounts for 2007 to 2009, calculated based on the Brazilian standards equivalent to IAS 19, are presented only for change effects, considering that in conformity with the exemption set forth in IFRS 1, assets, liabilities, and gains and losses were recognized at 01/01/2010.

V- Total revenue (expenses) recognized in income for the year

Total expenses recognized for defined benefit plans include the following components:

	12/31/2011	12/31/2010
Cost of current service	(91)	(87)
Interest cost	(930)	(943)
Expected return on the plan assets	1,342	1,342
Effects of the partial spin-off of PAC	-	(2,437)
Effects of the partial spin-off of Redecard	(1)	-
Effect on asset ceiling	(154)	1,098
Gain/(loss) for the year	(367)	(183)
Contributions of participants	9	40
Total revenue (expenses) recognized in income for the year	(192)	(1,170)

During the year, contributions made totaled R$ 42 (R$ 42 from 01/01 to 12/31/2010). The contribution rate increases based on the beneficiary’s salary.

In 2011, contribution to the defined benefit retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 39.

The estimate for payment of benefits for the next 10 years is as follows:

Payment
estimate
2012	646
2013	673
2014	697
2015	721
2016	746
2017 to 2021	4,119

c)	Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

The amount recognized in assets is R$ 1,443 ( R$ 1,169 at 12/31/2010) (Note 19a).

Total revenue recognized for defined contribution plans includes the following components:

	12/31/2011	12/31/2010
Effect of the partial spin-off of PAC	-	1,477
Contribution	(144)	(111)
Actuarial gain/(loss)	150	256
Effect on asset ceiling	268	(581)
Total revenue recognized in income for the year	274	1,041

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the adjustments in subsidiaries. The actuarial gains and losses for the period were recognized in income “General and administrative expenses”.

During the year, contributions to the defined contribution plans, including PGBL, totaled R$ 193 (R$ 153 at December 31, 2010), of which R$ 144 (R$ 111 at December 31, 2010) were pension funds.

d)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under the acquisition agreements signed by ITAÚ UNIBANCO HOLDING, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for former workers and beneficiaries.

I-	Changes

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

	12/31/2011	12/31/2010
At the beginning of the year	(105)	(100)
Interest cost	(10)	(10)
Benefits paid	6	5
Actuarial (loss)	(11)	-
At the end of the year	(120)	(105)

In conformity with the exemption prescribed in IFRS 1, gains and losses accumulated through January 1, 2010 were recognized in retained earnings, net of tax effects, and taking into account the adjustments in subsidiaries. The actuarial gains and losses for the period were recognized in income as “General and administrative expenses”.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2012	6
2013	7
2014	7
2015	8
2016	8
2017 to 2021	50

II-	Assumptions and sensitivity at 1%

For calculation of projected benefit obligations in addition to the assumptions for the defined benefit plans (Note 28b I), an 8.16% p.a. increase in medical costs is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	1.0% increase	1.0% decrease
Effects on service cost and interest cost	2	(1)
Effects on present value of obligation	17	(14)

NOTE 29 – INSURANCE CONTRACTS

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

In all segments, a new product is created when new demands and opportunities arise in the market or from a specific negotiation.

The products developed are submitted to a committee, coordinated and controlled by the Governance of Products, in which all flows comprising the operational, commercial, legal, accounting, financial, internal control and technology aspects are analyzed, discussed and approved by the various areas involved.

The governance process of product evaluation is regulated by the Corporate Policy on Product and Operations Evaluation, and requires the integration of activities between product and evaluation areas, forming an organized group of activities that aims to add value to customers and to promote competitive differentials.

Internal rules provide for and support product evaluation and approval flows, attribution of responsibilities, provisions for carrying out processes, and also maximum and minimum balance limits, contribution, minimum premium and other, which aim at preserving the consistency of the process and product results.

There are also policies on underwriting risks in each segment, such as technical actuarial limits per insurance line and coverage, which are controlled systemically or operationally.

This product creation process involves the following steps:

•	Development of the product by managers in order to meet a market demand.

•	Submission of the detailed product characteristics to Governance.

•	Parameterization of new products in IT systems with the concomitant evaluation of the need for developing new implementation process.

•	Launch of the product after authorization from the Product Governance Committee.

For private pension products, registration with the Brazilian Securities and Exchange Commission (CVM) and approval of actuarial technical notes and rules from SUSEP for sales is also required. It is also possible to custom minimum amounts, fund management and entry fees, actuarial table and interest upon negotiation with evaluation of an internal pricing model agreed in a specific contract.

There are policies on minimum appropriate balances and contributions to each negotiation. Risk benefits, considered ancillary coverage, follow their own and specific conditions, such as coverage limits, target audience and proof of good health, among others, according to each agreement. In addition, increased risks may excess of loss coverage through reinsurance.

Each product has rules according to the channel and segment to which it will be sold. Pricing policies are determined according to internal models, in compliance with the corporate standard pricing model developed by the Risk and Financial Controls Area, in the context of the Governance of product evaluation.

The cost management of insurance and private pension products includes the groups of administrative, operating and selling expenses, where administrative expenses based on the recognition by cost centers, are allocated to products and sales channels according to the definition of the respective activities, following the corporate managerial model of ITAÚ UNIBANCO HOLDING. Operating and selling expenses are based on the line for product identification and policy segmentation in order to define the sales channel.

b)	Main Products

I-	Insurance

ITAÚ UNIBANCO HOLDING, through its insurance companies, supplies the market with insurance products with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged.

In this segment, clients are mainly divided into the Individual (Retail, UniClass, Personnalité and Private) and Corporate (Companies, Corporate and Condominium) markets.

The contract entered into between the parties aims at protecting the client’s assets. Upon payment of a premium, the policyholder is protected through previously agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder’s loss in the event of claims for insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, and life insurance.

•	Property and casualty insurance: covers losses, damages or liabilities for assets or persons, excluding from this classification life insurance lines.

•	Life insurance: include coverage for death and personal accidents.

	Loss ratio		Sales ratio
	%		%
Main insurance lines	01/01 to 12/31/2011	01/01 to 12/31/2010	01/01 to 12/31/2011	01/01 to 12/31/2010
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	86.4	87.0	1.5	1.4
Group life	39.0	41.5	11.5	12.8
Individual accident	29.0	28.8	12.3	17.6
General liability	33.9	42.7	9.2	13.3
Credit life	21.8	25.8	25.2	29.4
Extended guarantee - assets	19.5	21.1	65.4	68.5
Group accident insurance	6.3	7.8	45.3	43.9
Petroleum risks	6.2	3.2	3.2	1.8
Multiple risks	5.3	16.2	59.4	50.0

II-	Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government pension, through long-term investments, private pension products are divided into three major groups:

•	PGBL (Plan Generator of Benefits): the main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return (rather than the simplified pension), because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL (Redeemable Life Insurance): this is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB (Fund Generator of Benefits): this is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management´s discretion, but instead represent an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

III-	Income from insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions direct issue		Reinsurance		Retained premiums and contributions
	01/01 to 12/31/2011	01/01 to 12/31/2010	01/01 to 12/31/2011	01/01 to 12/31/2010	01/01 to 12/31/2011	01/01 to 12/31/2010
VGBL	10,010	7,036	-	-	10,010	7,036
PGBL	1,424	1,247	(1)	-	1,423	1,247
Warranty extension - assets	1,365	1,158	-	-	1,365	1,158
Group life	1,165	1,150	(24)	(17)	1,141	1,133
Group accident insurance	661	625	(1)	-	660	625
Specified and operational risk	480	360	(384)	(209)	96	151
Credit life	461	424	-	(1)	461	423
Traditional	369	391	-	-	369	391
DPVAT	308	284	-	-	308	284
Petroleum risks	257	61	(220)	(43)	37	18
Multiple risks	207	238	(36)	(34)	171	204
General civil liability	80	87	(27)	(38)	53	49
Engineering	72	88	(64)	(74)	8	14
Aeronautical	49	56	(49)	(47)	-	9
Other lines	1,271	1,034	(204)	(139)	1,067	895
	18,179	14,239	(1,010)	(602)	17,169	13,637

c)	Technical reserves for insurance and private pension

Technical reserves for insurance and private pension are recognized according to the criteria established by the National Council of Private Insurance (CNSP) Resolution No. 162 of December 26, 2006 and subsequent amendments.

I -  Insurance:

•	Reserve for unearned premiums – recognized based on premiums issued, calculated on a “pro rata” basis, and represents the portion of premium corresponding to the policy period not yet elapsed. The reserve for unearned premiums for risks in force but not yet issued is recognized based on a technical actuarial note, and has the objective of estimating a portion of unearned premiums related to risks assumed by insurance companies and that are for policies that are still in the process of issuance.

•	Reserve for premium deficiency – recognized according to a technical actuarial note if a premium deficiency is found.

•	Reserve for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments. In order to determine the amount to be provided for claims awaiting judicial decision, court-appointed experts and legal advisors make assessments based on the insured amounts and technical rules, taking into consideration the likelihood of an unfavorable outcome for the insurance company.

•	Reserve for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not yet reported.

•	Other provisions – recognized based on the technical provision for extension of warranty in the extended warranty line, and the calculation is made over the period from the date the insurance contract becomes effective and the risk initial coverage date, the amount to be recognized being equal to the retained commercial premium.

II – Private pension:

The mathematical reserves represent amounts of obligations assumed as insurance for benefits, retirement plans, disability, pension and annuity and are calculated according to the method of accounting provided for in the contract.

•	Mathematical reserves for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively.

•	Provision for insufficient contribution – recognized when insufficient premiums or contribution are determined.

•	Reserve for unexpired risks – recognized to reflect the estimate of risks in force but not expired.

•	Reserve for claims incurred but not reported (IBNR) – recognized based on the estimated amount of claims incurred but not reported.

•	Reserve for financial surplus – refers to the difference between the contributions adjusted daily by the gains/losses in the investment portfolio and the accumulated fund recorded.

•	Other reserves – mainly refer to the reserve for administrative expenses recognized according to an actuarial technical note to cover expenses arising from the payment of benefits provided for in the plan, in view of the claims incurred and to be incurred. It also includes the heading Redemptions and/or Other Policy Benefits that refers to amounts not yet paid through the balance sheet date.

III - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

	12/31/2011				12/31/2010
	Property, individuals and life insurance	Private Pension	Life with survivor benefits	Total	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total
Opening balance	5,527	18,296	33,041	56,864	4,758	16,053	27,135	47,946
(+) Additions arising from premiums/contribution	16,681	1,706	9,936	28,323	11,861	1,621	6,975	20,457
(-) Deferral of risk	(15,694)	-	-	(15,694)	(11,709)	-	-	(11,709)
(-) Payment of claims/benefits	(1,508)	(103)	(6)	(1,617)	(1,556)	(118)	(53)	(1,727)
(+) Reported claims	2,020	-	-	2,020	2,029	-	-	2,029
(-) Redemptions	(152)	(917)	(3,745)	(4,814)	-	(907)	(3,240)	(4,147)
(+/-) Net portability	(115)	152	(14)	23	-	139	(180)	(41)
(+) Adjustment of reserves and financial surplus	1	1,658	3,362	5,021	-	1,512	2,352	3,864
(+/-) Other (recognition/reversal)	849	101	(172)	778	144	(4)	52	192
Reserves for insurance and private pension	7,609	20,893	42,402	70,904	5,527	18,296	33,041	56,864

	INSURANCE			PRIVATE PENSION			TOTAL
	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010	12/31/2011	12/31/2010	01/01/2010
Mathematical reserve for benefits to be granted and benefits granted	17	30	33	61,953	50,070	42,106	61,970	50,100	42,139
Unearned premiums	3,026	1,354	1,224	-	-	-	3,026	1,354	1,224
Unsettled claims (*)	2,297	2,163	1,810	-	-	-	2,297	2,163	1,810
IBNR (*)	712	587	568	10	9	13	722	596	581
Premium deficiency	313	273	245	-	-	103	313	273	348
Insufficient contribution	-	-	-	692	602	390	692	602	390
Financial surplus	2	2	2	475	458	452	477	460	454
Other (Note 29c l)	1,242	1,118	876	165	198	124	1,407	1,316	1,000
TOTAL	7,609	5,527	4,758	63,295	51,337	43,188	70,904	56,864	47,946
(*) The provision for unsettled claims and IBRN are detailed in Note 29e.

d)	Deferred acquisition costs

Deferred acquisition costs of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Insurance
Balance at 01/01/2011	1,649
Increase	583
Amortization	(168)
Balance at 12/31/2011	2,064
Balance to be amortized in up to 12 months	1,495
Balance to be amortized after 12 months	569

Balance at 01/01/2010	1,650
Increase	36
Amortization	(37)
Balance at 12/31/2010	1,649
Balance to be amortized in up to 12 months	1,339
Balance to be amortized after 12 months	310

The amounts of deferred selling expenses from reinsurance are stated in Note 29l.

e)	Table of loss development

Changes in the amount of obligations of ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table below shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

The reserve for unsettled claims is comprised as follows, at December 31, 2011:

I –Gross of reinsurance

Reserve for unsettled claims and of claims incurred but not reported	12/31/2011
Liability claims presented in the table development	2,574
DPVAT operations	282
Retrocession and other estimates	163
Total reserve (*)	3,019

 (*) The total reserve refers to unsettled claims and provision for claims incurred but not reported (IBNR), stated in Note 29c III.

Date	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	TOTAL
At the end of reporting year	1,030	1,906	2,137	1,768	1,530	1,890	1,771
After 1 year	1,030	1,963	2,140	1,787	1,590	2,031	-
After 2 years	1,037	2,036	2,206	1,778	1,606	-	-
After 3 years	1,046	2,059	2,212	1,739	-	-	-
After 4 years	1,056	2,052	2,201	-	-	-	-
After 5 years	1,056	2,036	-	-	-	-	-
After 6 years	1,052	-	-	-	-	-	-

Current estimate	1,052	2,036	2,201	1,739	1,606	2,031	1,771	12,436
Accumulated payments through base date	1,006	1,964	2,078	1,584	1,319	1,404	852	10,207
Liabilities recognized in the balance sheet	46	72	123	155	287	627	919	2,229
Liabilities in relation to years prior to 2005								345
Total liabilities included in balance sheet								2,574

II- Net of reinsurance

Reserve for unsettled claims and for claims incurred but not reported	12/31/2011
Liability claims presented in the table development	1,245
DPVAT operations	282
Reinsurance, retrocession and other estimates	1,492
Total reserve (*)	3,019

 (*) The total reserve refers to unsettled claims and provision for claims incurred but not reported (IBNR), stated in Note 29c III.

Date	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	TOTAL
At the end of reporting year	808	865	1,027	1,157	1,197	1,269	1,311
After 1 year	808	899	1,044	1,164	1,188	1,180	-
After 2 years	813	921	1,063	1,161	1,190	-	-
After 3 years	820	929	1,071	1,157	-	-	-
After 4 years	829	928	1,076	-	-	-	-
After 5 years	827	932	-	-	-	-	-
After 6 years	834	-	-	-	-	-	-

Current estimate	834	932	1,076	1,157	1,190	1,180	1,311	7,680
Accumulated payments through base date	796	879	1,002	1,062	1,084	1,029	743	6,595
Liabilities recognized in the balance sheet	38	53	74	95	106	151	568	1,085
Liabilities in relation to years prior to 2005								160
Total liabilities included in balance sheet								1,245

Variations observed in the estimates of losses occurred in 2010 result mainly from atypical events, with gross amounts frequently higher than the average previously observed. However, as the percentages for reinsurance are high, the net analysis is not affected by this factor. In addition, in view of the high volatility inherent in the analysis of reinsurance gross data, particularly in all risks operations, the analysis of amounts net of reinsurance is recommended.

f)	Liability adequacy test

As established in IFRS 4 – “Insurance Contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of projected cash flow. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The assumptions used in the test were as follows:

a)	The risk grouping criteria are based in compliance with the legislation force.

b)	The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy.

c)	The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as chain-ladder triangle of quarterly frequency.

d)	Cancellations, partial redemptions, future contributions, conversions into annuity income and administrative expenses are periodically reviewed pursuant to the best practices and analysis of the experience in the subsidiaries. Accordingly, they represent the current best estimates for projections.

e)	Mortality: biometric tables broken down by gender, adjusted according to life expectancy development (improvement).

The liability adequacy test did not show insufficiency in any of presented year-ends.

g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, short- or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance.)

Products offering financial guarantee predetermined under contract involve financial risk inherent to the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, market benchmarks and the experience of the actuaries.

Sensitivity analyses were carried out with the amounts of current estimates based on variations of the main actuarial assumptions. The results of LAT (liability adequacy test) sensitivity analysis were as follows:

Impact on the result of LAT
Sensitivity analysis	Gross of reinsurance	Net of reinsurance

5% increase in mortality rates	Without insufficiency	Without insufficiency
5% decrease in mortality rates	Without insufficiency	Without insufficiency

10bp increase in risk-free interest rates	Without insufficiency	Without insufficiency
10bp decrease in risk-free interest rates	Without insufficiency	Without insufficiency

5% increase in conversion in income rates	Without insufficiency	Without insufficiency
5% decrease in conversion in income rates	Without insufficiency	Without insufficiency

5% increase in claims	Without insufficiency	Without insufficiency
5% decrease in claims	Without insufficiency	Without insufficiency

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long-term return and develop evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also of an equal number of professionals that head up or coordinate the commercial and financial areas.

Large risks products are distributed by brokers. In the case of the extended warranty product, this is marketed by the retail company that sells the product to the consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels. For large risks products, the strategy of lower retention is adopted, in accordance with certain lines shown below:

	12/31/2011			12/31/2010
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)

PROPERTY AND CASUALTY
Extended warranty	1,365	1,365	100.0	1,158	1,158	100.0
Credit life	461	461	100.0	424	423	99.8
Mandatory personal injury caused by motor vehicle (DPVAT)	308	308	100.0	284	284	100.0
Multiple risks	207	171	82.6	238	204	85.7

INDIVIDUALS
Group life	1,165	1,141	97.9	1,150	1,141	99.2
Group accident insurance	661	660	99.8	625	625	100.0
Individual accident	109	108	99.1	118	117	99.2
Individual life	20	19	95.0	23	22	95.7

LARGE RISKS
Specified and operational risks	480	96	20.0	360	151	41.9
Petroleum risks	257	37	14.4	61	18	29.5
Engeneering	72	8	11.1	88	14	15.9
Aeronautical	49	-	-	56	9	16.1

i)	Underwriting risk management structure

•	Centralized control over underwriting risk

The control of risk the insurance company is centralized by the independent executive area responsible for risk control, while the management of risk is the responsibility of the business units exposed to underwriting risk and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Decentralized management of underwriting risk

The underwriting risk management is the responsibility of the business area coordinated by the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries with the participation of the institutional actuarial area and product units and managers. These units, in their daily operations, accept risks based on the profitability of their businesses.

j)	Duties and responsibilities

I-	Independent executive area responsible for risk control

This area has the following attributes:

•	Validation and control of underwriting risk models.

•	Control and evaluation of changes in the policies of insurance and private pension.

•	Monitoring the performance of the insurance and private pension portfolios.

•	Construction of underwriting risk models.

•	Risk assessment of insurance and private pension products when created and on an ongoing basis.

•	Establishment and publication of the underwriting risk management structure.

•	Adoption of remuneration policies that discourage behaviors incompatible with a risk level considered prudent in the policies and long-term strategies established by ITAÚ UNIBANCO HOLDING.

II-	Executive area responsible for operational and efficiency risk

•	Devise methods for identifying, assessing, monitoring, controlling and mitigating operational risk.

•	Report, on a timely basis, operational risks events to the independent executive area responsible for risk control.

•	Respond to requests from the Central Bank of Brazil, and other Brazilian regulatory authorities related to operational risk management, as well as monitor the adherence of business units and control areas the ITAÚ UNIBANCO HOLDING under the coordination of the legal compliance area to the regulation of the legal oversight authorities.

III- Business units exposed to underwriting risk

•	Set out and/or adjust products to the requirements of the independent executive area responsible for risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Respond to requests of the independent executive area responsible for risk control, preparing or providing databases and information for preparation of managerial reports or specific studies, when available.

•	Guarantee the quality of the information used in probability of loss models and claim losses.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the insurance company.

IV- Reinsurance area

•	Formulate policies on access to reinsurance markets, regulating the underwriting operations aligned with the underwriting credit rating by the independent executive area responsible for risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Submit the managerial reports to the Independent executive area responsible for risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Guarantee the update, reach, scope, accuracy and timeliness of information on reinsurance.

V-	Risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries

•	Formulate policies and underwriting procedures that address the entire underwriting cycle.

•	Develop strategic indicators, informing about possible gaps to higher levels.

•	Submit managerial reports to the independent executive area responsible for risk control.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.

•	Monitor the risks incurred by business units exposed to underwriting risk.

•	Report with quality and speed the required information under its responsibility to the Brazilian regulatory authorities.

VI-	Actuarial area

•	Construct and improve models of Provisions and Reserves and submit them duly documented to the independent executive area responsible for risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Submit managerial reports to the independent executive area responsible for risk control.

•	Guarantee the reach, scope, accuracy and timeliness of information related to operations for which the accounting reconciliation was properly carried out.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.

VII- Internal controls area

•	Check, on a regular basis, the adequacy of the internal controls system.

•	Conduct periodic reviews of the risk process of Insurance operations to ensure completeness, accuracy and reasonableness.

VIII- Internal audit

Carry out independent and periodic checks as to the effectiveness of the risk control process of insurance and private pension operations, according to the guidelines of the Audit Committee.

Insurance and private pension managers work together with the investment manager to ensure that assets backing long-term products, with guaranteed minimum returns are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

A detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. This mapping is carried out in accordance with actuarial assumptions.

The investment manager, having this information, uses Asset Liability Management models to determine the best asset portfolio composition that enables the mitigation of risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolio of backing assets is periodically balanced based on fluctuations in market prices of assets, liquidity needs, and changes in the characteristics of liabilities.

k)	Market, credit and liquidity risk

Market risk

Market risk is the possibility of incurring losses due to fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share values and commodity prices.

The market risk limits are structured in accordance with the guidelines established by the Superior Risk Committee (CSRisc), by evaluating the projected results, the amount of stockholders’ equity and the risk profile of each legal entity, and are defined within risk metrics used by management.

The market risk is controlled by an area independent from the business areas, which is responsible for daily assessment and also reporting activities.

Market risk is analyzed based on the following metrics:

•	Statistical Value at Risk (VaR - Value at Risk): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a defined time horizon and confidence level (Note 35).

•	Losses in Stress Scenarios (Stress Test): simulation technique to assess the behavior of assets and liabilities of a portfolio when various risk factors are subject to extreme market situations (based on prospective scenarios) in the portfolio.

•	Sensitivity (DV01): in relation to insurance operations, the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates.

	12/31/2011		12/31/2010
Class	Account balance	DV01	Account balance	DV01
Government securities
NTN-C	2,766	(2.7)	2,648	(2.8)
NTN-B	1,400	(1.3)	667	(1.0)
NTN-F	28	-	57	-

Private securities
Indexed to IGPM	141	-	137	-
Indexed to IPCA	224	(0.2)	122	(0.1)
Indexed to PRE	93	-	-	-

Floating assets	5,607	-	5,013	-

Under agreements to resell - over	6,433	-	4,408	-

Total	16,692	(4.20)	13,052	(3.90)

The column DV01 is the impact for a movement of + 0.01% (BPS) in the index rate. In this case, as they are asset positions, the positive impact on the rate contributes negatively for income.

Liquidity risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio. Additionally, according to the principles of prudence and conservative accounting, ITAÚ UNIBANCO HOLDING has funds invested in short-term assets, available on demand, to cover its regular needs and any liquidity contingencies.

Liabilities	12/31/2011		12/31/2010		Assets	12/31/2011		12/31/2010
Technical provision	Amount	DU (*)	Amount	DU (*)	Backing asset	Amount	DU (*)	Amount	DU (*)
PPNG, PPNG-RVNE, PCP and OPT (1)	1,690	12	1,232	13	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	1,690	7	1,232	5
Reserve for premium deficiency	233	187	199	172	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	233	7	199	4
IBNR and Provision for unsettled claims (2)	1,401	19	1,077	20	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	1,401	7	1,077	5
Other Reserves	303	-	299	-	LFT, Repurchase Agreements, NTN-B, CDB and Debentures	303	-	299	-
Subtotal	3,627		2,807		Subtotal	3,627		2,807
Reserves
Administrative expenses	43	125	32	128	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	43	7	32	3
Mathematical reserve for benefits granted	977	126	860	128	LFT, Repurchase Agreements, LTN, LTN-B, NTN-C, NTN-F, CDB, LF and Debentures	977	124	860	130
Mathematical reserve for benefits to be granted – PGBL/ VGBL	57,626	109	46,037	116	LFT, Repurchase Agreements, LTN, LTN-B, NTN-C, NTN-F, CDB, LF and Debentures (3)	57,626	8	46,037	5
Mathematical reserve for benefits to be granted – Traditional	3,365	116	3,205	109	LFT, Repurchase Agreements, NTN-B, NTN-C and Debentures	3,365	109	3,205	101
Insufficient contribution	692	109	603	109	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	692	109	603	101
Financial surplus	477	109	461	109	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	477	109	461	101
Subtotal	63,180		51,198		Subtotal	63,180		51,198
Total technical reserves	66,807		54,005		Total backing assets	66,807		54,005

(*) DU – Duration in months.

(1) Net Amount of Credit Right.

(2) Net of escrow deposits and reserves retained IRB.

(3) Excluding PGBL/VGBL reserves allocated in variable income.

Credit risk

For reinsurance operations, the internal policy prohibits excess concentration in only one reinsurer. At present the reinsurer with the largest share of our operations represents less than 37.22% of the total. In addition, we follow the SUSEP rules about reinsurers with which we operate, mainly with respect to “solvency rating, issued by a rating agency”, with the following minimum levels:

Rating agency	Minimum required level
Standard & Poor's	BBB-
Fitch	BBB-
Moody´s	Baa3
AM Best	B+

l)	Reinsurance

Expenses and revenue from reinsurance premiums transferred are recognized on accrual basis, with no offset of assets and liabilities related to reinsurance except if there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may be exposed.

With the approval of Supplementary Law No. 126 of January 15, 2007, the reinsurance market was opened up to competition with the creation of three categories of companies authorized to operate in Brazil: local, admitted and occasional (the two latter being foreign reinsurance companies respectively with, or without, a representative office in Brazil). The transition to the new market was made progressively, maintaining the right of local reinsurance companies to 60% of premiums transferred insurance companies until January 2010; after that period, this percentage may be reduced to 40%. From March 31, 2011, this percentage of 40% must obligatorily be transferred to local reinsurance companies.

Reinsurance assets

Reinsurance assets represent the estimated amounts recoverable from reinsurers in connection with losses incurred. Such assets are recorded based on risk assignment contracts, and for cases of losses effectively paid, they are reassessed after 365 days as to the possibility of impairment, in case of doubts, such assets are reduced by recognizing an allowance for losses on reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policyholders and is in compliance with the operational limits established by the regulatory authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in “other assets - prepaid expenses” and amortized to “other operating expenses” over the effectiveness period of the contract on a daily accrual basis.

I – Changes in balances of transactions with reinsurance companies

	Credits		Debits
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Opening balance	176	253	106	302
Issued contracts	-	-	926	561
Recovered claims	52	29	-	-
Prepayments/Payments to Reinsurer	32	(82)	(751)	(754)
Monetary adjustment and interest of claims	-	-	32	(3)
Other increase/ reversal	(46)	(24)	-	-
Closing balance	214	176	313	106

II – Balances of reserves with reinsurance assets

	12/31/2011	12/31/2010	01/01/2010
Reinsurance claims	1,394	1,185	886
Reinsurance premiums	535	404	529
Reinsurance commission	(58)	(59)	(59)
Closing balance	1,871	1,530	1,356

III – Changes in balances of reserves for reinsurance claims

	12/31/2011	12/31/2010
Opening balance	1,185	886
Reported claims	615	713
Paid claims	(101)	(390)
Other increase/ reversal	(305)	(24)
Closing balance	1,394	1,185

IV - Changes in balances of reserves for reinsurance premiums

	12/31/2011	12/31/2010
Opening balance	404	529
Receipts	814	614
Payments	(683)	(739)
Closing balance	535	404

V - Changes in balances of reserves for reinsurance commission

	12/31/2011	12/31/2010
Opening balance	(59)	(59)
Receipts	(50)	(54)
Payments	51	54
Closing balance	(58)	(59)

m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendency of Private Insurance (SUSEP). These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The National Council of Private Insurance (CNSP) is the regulatory authority of insurance activities in Brazil, created by Decree-Law No. 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law No. 6,435, of July 15, 1977 (revoked by Supplementary Law No. 109/01), its attributions included private pension of public companies.

The Superintendency of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, private pension and reinsurance markets. An agency of the Ministry of Finance, it was created by Decree-Law No. 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. (IRB Brasil), the companies authorized to have private pension plans and the open-ended private pension companies.

n)	Capital requirements for insurance activity

The National Council of Private Insurance (CNSP), following the worldwide trend towards the strengthening of the insurance market,  disclosed on December 6, 2010, CNSP Resolution No. 227 (which revoked Resolutions Nos. 178 of December 28, 2007 and 200 of December 16, 2008), and Circular No. 411 of December 22, 2010. These documents define the rules on the regulatory capital required for authorization and operation of insurance and private pension companies, and rules for the allocation of capital to underwriting risk for the various insurance lines. In January 2011, CNSP Resolution  No. 228  of December 6, 2010, which provides for the criteria for establishment of additional capital based on the credit risk of the supervised companies, came into effect.

The adjusted stockholders’ equity of ITAÚ UNIBANCO HOLDING companies exclusively engaged in insurance and private pension activities is higher than the required regulatory capital in Itaú Seguros S.A., R$ 2,049 (R$ 1,436 at 12/31/2010, R$ 898 at 01/01/2010) and in Itaú Vida e Previdência S.A., R$ 1,565 (R$ 1,199 at 12/31/2010, R$ 733 at 01/01/2010).

NOTE 30 – FAIR VALUE OF FINANCIAL INSTRUMENTS

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	12/31/2011		12/31/2010		01/01/2010
	Carrying value	Estimated fair value	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	108,721	108,721	95,948	95,948	24,540	24,540
Interbank deposits	27,821	27,849	14,835	14,842	17,799	17,806
Securities purchased under agreements to resell	92,248	92,248	88,682	88,682	135,820	135,820
Financial assets held for trading (*)	121,889	121,889	115,497	115,497	55,552	55,552
Financial assets designated at fair value through profit or loss (*)	186	186	306	306	373	373
Derivatives (*)	8,754	8,754	7,777	7,777	5,589	5,589
Available-for-sale financial assets (*)	47,510	47,510	44,539	44,539	41,302	41,302
Held-to-maturity financial assets	3,105	3,713	3,170	3,787	2,429	2,792
Loan operations and lease operations	322,391	323,021	274,843	275,684	224,168	225,009
Other financial assets	40,254	40,254	40,945	40,945	26,931	26,931
Financial liabilities
Deposits	242,636	242,554	202,688	202,607	190,716	190,636
Securities sold under repurchase agreements	185,413	185,413	199,657	199,657	131,945	131,945
Financial liabilities held for trading (*)	2,815	2,815	1,335	1,335	663	663
Derivatives (*)	6,747	6,747	5,671	5,671	5,332	5,332
Interbank market debt	90,498	90,350	62,599	62,542	44,675	43,398
Institutional market debt	54,807	54,681	44,513	44,419	30,530	31,702
Liabilities for capitalization plans	2,838	2,838	2,603	2,603	2,261	2,261
Other financial liabilities.	44,119	44,119	41,012	41,012	26,825	26,825

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 35) are represented by Standby Letters of Credit and Guarantees Provided, which amount recorded in memorandum account totals R$ 51,530(R$38,374 at December 31, 2010 and R$32,431 at January 1, 2010) and estimated fair value of R$ 695(R$537at December 31, 2010 and R$417 at January 1, 2010).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and Deposits on Demand, Central Bank Compulsory Deposits, Securities Purchased under Agreements to Resell and Other Financial Assets - the carrying amounts for these instruments approximate their fair values.

b)	Interbank Deposits – ITAÚ UNIBANCO HOLDING estimates the fair values of interbank investments by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial Assets Held for Trading, including Derivatives (Assets and Liabilities), Financial Assets designated at Fair Value through Profit or Loss, Available-for-sale Financial Assets and Held-to-Maturity Financial Assets – under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. The fair values of government securities are determined based on the interest rates provided by third parties in the market and they are validated by comparing them with the information disclosed by ANDIMA. The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair value of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: the cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&F, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.)

•	Futures and forwards quoted market prices on exchanges or criteria identical to those applied to swaps;

•	Options: The fair values are determined based on mathematical models (such as Black & Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit Risk: inversely related to the probability of default (allowance for loan losses) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – the fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying interest rates close to ITAÚ UNIBANCO HOLDING current rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Interest-bearing and non-interest bearing financial liabilities which include: Deposits, Securities Sold under Repurchase Agreements, Financial Liabilities Held for Trading, Interbank and Institutional Market Debt, Liabilities for Capitalization Plans and Other Financial Liabilities

And for:

•	Non-interest bearing deposits - the fair value of demand deposits is equal to the carrying amount.
•	Interest-bearing financial liabilities – the fair value of time deposits with a floating rate approximates their carrying amount. The fair value of time deposits at fixed rate was estimated using discounted cash flow, with the adoption of the interest rate offered by ITAÚ UNIBANCO HOLDING on the respective balance sheet date. The carrying amount of deposits received under securities repurchase agreements, commercial lines and other short-term loan liabilities are close to the fair value of such instruments. The fair value of other long-term liabilities is estimated using cash flows discounted at the interest rates offered in the market for similar instruments. These interest rates are obtained from different sources (usually Bloomberg), from which the risk-free yield curve and the risk-free spread traded for similar instruments are derived.

f)	Off-balance sheet financial instruments – the fair value of commitments to grant credit was estimated based on the rates currently charged for similar agreements, considering the remaining term of the agreement and the credit quality of the counterparties. The fair value of standby letters of credit, commercial letters and guarantees was based on commissions currently charged for similar agreements or at the cost estimated to settle the agreements, or otherwise settle the obligations with the counterparties. The fair value of derivatives includes financial assets/liabilities at fair value through profit or loss or in other liabilities, as described in Note 2.4.g and presented in Note 7. See Notes 7 and 30 for the notional amount and estimated fair value of our derivative financial instruments.

In accordance with IFRS ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted price vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Financial Assets Held for Trading, Available for Sale, and Designated at Fair Value through Profit or Loss:

Level 1: highly-liquid securities with prices available in an active market are classified into Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: when the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures and some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: when no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. Level 3 classification includes some Brazilian government securities (mainly NTN-I, NTN-A1, CRIs and TDA falling due after 2025, and CVS), promissory notes and securities that are not usually traded in an active market.

Derivatives:

Level 1: derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: for derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black & Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rates swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: the derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be an indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with other market participants. However, the adoption of other methodologies or different those used by to estimate fair value may result in different fair value estimates at the balance sheet date.

Distribution by level

The following table presents the breakdown of risk levels at December 31, 2011, 2010 and January 1, 2010 for held for trading and available-for-sale financial assets.

	12/31/2011				12/31/2010				01/01/2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	100,041	21,558	290	121,889	100,445	14,893	159	115,497	40,665	14,326	561	55,552
Investment funds	-	1,339	-	1,339	-	1,748	-	1,748	-	1,619	-	1,619
Brazilian government securities	93,727	187	-	93,914	86,422	277	-	86,699	35,328	807	-	36,135
Brazilian external debt bonds	910	-	-	910	666	-	-	666	222	-	-	222
Government securities – other countries	722	80	-	802	9,036	317	-	9,353	936	121	-	1,057
Argentina	225	-	-	225	293	-	-	293	179	-	-	179
United States	292	-	-	292	8,714	-	-	8,714	747	-	-	747
Mexico	205	-	-	205	29	-	-	29	10	-	-	10
Chile	-	50	-	50	-	248	-	248	-	77	-	77
Uruguay	-	27	-	27	-	24	-	24	-	30	-	30
Russia	-	-	-	-	-	45	-	45	-	-	-	-
Other	-	3	-	3	-	-	-	-	-	14	-	14
Corporate securities	4,682	19,952	290	24,924	4,321	12,551	159	17,031	4,179	11,779	561	16,519
Shares	2,241	56	-	2,297	3,208	40	-	3,248	2,641	69	-	2,710
Securitized real estate loans	-	24	-	24	-	439	157	596	-	35	-	35
Bank deposit certificates	-	7,820	-	7,820	-	8,932	-	8,932	-	9,490	-	9,490
Debentures	2,434	1,092	-	3,526	1,112	1,688	-	2,800	1,536	1,560	-	3,096
Eurobonds and others	7	1,424	-	1,431	-	1,452	-	1,452	2	625	-	627
Promissory notes	-	-	290	290	-	-	-	-	-	-	561	561
Financial credit bills	-	8,973	-	8,973	-	-	-	-	-	-	-	-
Other	-	563	-	563	1	-	2	3	-	-	-	-
Available-for-sale financial assets	20,988	24,926	1,596	47,510	18,898	23,994	1,647	44,539	17,839	21,374	2,089	41,302
Investment funds	-	806	-	806	-	770	-	770	-	1,273	-	1,273
Brazilian government securities	12,120	45	259	12,424	9,753	6	320	10,079	13,370	14	334	13,718
Brazilian external debt bonds	5,906	-	-	5,906	4,720	-	-	4,720	1,980	-	-	1,980
Government securities – other countries	11	4,306	-	4,317	679	3,880	-	4,559	17	7,224	-	7,241
United States	-	-	-	-	679	-	-	679	17	-	-	17
Austria	-	-	-	-	-	-	-	-	-	213	-	213
Denmark	-	1,949	-	1,949	-	2,016	-	2,016	-	1,971	-	1,971
Spain	-	418	-	418	-	734	-	734	-	1,093	-	1,093
Korea	-	295	-	295	-	236	-	236	-	1,755	-	1,755
Mexico	11	-	-	11	-	-	-	-	-	-	-	-
Chile	-	995	-	995	-	453	-	453	-	1,274	-	1,274
Paraguay	-	344	-	344	-	256	-	256	-	417	-	417
Portugal	-	-	-	-	-	-	-	-	-	26	-	26
Uruguay	-	268	-	268	-	185	-	185	-	475	-	475
Other	-	37	-	37	-	-	-	-	-	-	-	-
Corporate securities	2,951	19,769	1,337	24,057	3,746	19,338	1,327	24,411	2,472	12,863	1,755	17,090
Shares	808	3,170	-	3,978	624	4,500	-	5,124	463	4,231	-	4,694
Securitized real estate loans	-	7,323	691	8,014	-	6,913	62	6,975	-	4,168	126	4,294
Bank deposit certificates	-	274	-	274	-	559	-	559	-	99	-	99
Debentures	2,103	5,133	-	7,236	3,122	3,512	-	6,634	1,883	2,651	-	4,534
Eurobonds and others	40	3,598	-	3,638	-	3,843	-	3,843	126	1,698	-	1,824
Promissory notes	-	-	646	646	-	-	1,265	1,265	-	-	1,626	1,626
Other	-	271	-	271	-	11	-	11	-	16	3	19
Financial assets designated at fair value through profit or loss	-	186	-	186	-	306	-	306	-	373	-	373
Brazilian government securities	-	186	-	186	-	306	-	306	-	373	-	373
Financial liabilities designated at fair value	-	(2,815)	-	(2,815)	-	(1,335)	-	(1,335)	-	(663)	-	(663)
Structured notes	-	(2,815)	-	(2,815)	-	(1,335)	-	(1,335)	-	(663)	-	(663)

The following table presents the breakdown of risk levels at December 31, 2011, 2010 and January 1, 2010 for our derivative assets and liabilities.

	12/31/2011				12/31/2010				01/01/2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - Assets	17	7,832	905	8,754	-	7,292	485	7,777	-	5,085	504	5,589
Options	-	1,755	688	2,443	-	1,696	56	1,752	-	1,649	177	1,826
Forwards	-	2,326	4	2,330	-	2,096	-	2,096	-	412	-	412
Swap – Differential receivable	-	2,732	18	2,750	-	2,932	5	2,937	-	2,579	-	2,579
Swap with USD Check	-	4	-	4	-	-	-	-	-	-	49	49
Check of swap	-	-	-	-	-	-	-	-	-	-	186	186
Credit derivatives	-	399	-	399	-	-	261	261	-	-	15	15
Futures	17	9	-	26	-	-	-	-	-	-	-	-
Other derivatives	-	607	195	802	-	568	163	731	-	445	77	522
Derivatives - Liabilities	-	(6,047)	(700)	(6,747)	(46)	(5,290)	(335)	(5,671)	(9)	(4,694)	(629)	(5,332)
Options	-	(1,930)	(676)	(2,606)	-	(1,899)	(188)	(2,087)	-	(1,599)	(249)	(1,848)
Forwards	-	(1,136)	(8)	(1,144)	-	(1,191)	-	(1,191)	-	(474)	-	(474)
Swap – Differential payable	-	(2,782)	(16)	(2,798)	-	(2,007)	(6)	(2,013)	-	(2,108)	(6)	(2,114)
Swap with USD Check	-	-	-	-	-	-	-	-	-	-	(90)	(90)
Check of swap	-	(2)	-	(2)	-	-	-	-	-	-	(140)	(140)
Credit derivatives	-	(110)	-	(110)	-	(10)	(119)	(129)	-	-	(106)	(106)
Futures	-	-	-	-	(46)	-	(9)	(55)	(9)	(8)	(9)	(26)
Other derivatives	-	(87)	-	(87)	-	(183)	(13)	(196)	-	(505)	(29)	(534)

Level 3 recurring fair value measurements

The tables below show the changes in the balance sheet, for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy:

Distribution by level

	Fair value at 12/31/2010	Total gains or losses (realized/ unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2011	Total gains (losses) related to assets and liabilities still held at 12/31/2011
Financial assets held for trading	159	89	1,422	(1,391)	11	290	-
Corporate securities	159	89	1,422	(1,391)	11	290	-
Securitized real estate loans	157	85	562	(804)	-	-	-
Promissory notes	-	3	697	(410)	-	290	-
Other	2	1	163	(177)	11	-	-
Available-for-sale financial assets	1,647	767	3,217	(3,530)	(505)	1,596	266
Brazilian government securities	320	-	38	(64)	(35)	259	(100)
Corporate securities	1,327	767	3,179	(3,466)	(470)	1,337	366
Shares	-	-	227	-	(227)	-	-
Securitized real estate loans	62	686	1,125	(1,103)	(79)	691	366
Promissory notes	1,265	78	1,666	(2,363)	-	646	-
Other	-	3	161	-	(164)	-	-

	Fair value at 12/31/2010	Total gains or losses (realized/ unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2011	Total gains (losses) related to assets and liabilities still held at 12/31/2011
Derivatives - Assets	485	811	835	(1,226)	-	905	(93)
Options	56	89	690	(147)	-	688	(63)
Swap – Differential receivable	5	(15)	28	-	-	18	3
Swap with USD Check	-	-	4	-	-	4	-
Credit derivatives	261	57	104	(422)	-	-	-
Other derivatives	163	680	9	(657)	-	195	(33)
Derivatives - Liabilities	(335)	130	(166)	(329)	-	(700)	(316)
Options	(188)	82	(110)	(460)	-	(676)	(302)
Forwards	-	-	(8)	-	-	(8)	-
Swap – Differential payable	(6)	(13)	(16)	19	-	(16)	(14)
Credit derivatives	(119)	55	(5)	69	-	-	-
Futures	(9)	6	(27)	30	-	-	-
Other derivatives	(13)	-	-	13	-	-	-

	Fair value at 01/01/2010	Total gains or losses (realized/ unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2010	Total gains (losses) related to assets and liabilities still held at 12/31/2010
Financial assets held for trading	561	1	159	(562)	-	159	2
Corporate securities	561	1	159	(562)	-	159	2
Securitized real estate loans	-	-	157	-	-	157	2
Promissory notes	561	1	-	(562)	-	-	-
Other	-	-	2	-	-	2	-
Available-for-sale financial assets	2,089	81	1,275	(1,798)	-	1,647	(1)
Brazilian government securities	334	74	-	(88)	-	320	(1)
Corporate securities	1,755	7	1,275	(1,710)	-	1,327	-
Securitized real estate loans	127	5	14	(82)	-	64	-
Promissory notes	1,628	2	1,261	(1,628)	-	1,263	-

	Fair value at 01/01/2010	Total gains or losses (realized/ unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2010	Total gains (losses) related to assets and liabilities still held at 12/31/2010
Derivatives - Assets	504	56	408	(483)	-	485	(55)
Options	177	30	36	(187)	-	56	-
Swap – Differential receivable	-	-	5	-	-	5	-
Check of swap	186	-	-	(186)	-	-	-
Swap with USD Check	49	-	-	(49)	-	-	-
Credit derivatives	15	87	256	(97)	-	261	3
Other derivatives	77	(61)	111	36	-	163	(58)
Derivatives - Liabilities	(629)	372	(294)	216	-	(335)	10
Options	(249)	83	(151)	129	-	(188)	45
Swap – Differential payable	(6)	-	-	-	-	(6)	(5)
Check of swap	(140)	-	-	140	-	-	-
Swap with USD Check	(90)	-	-	90	-	-	-
Credit derivatives	(106)	80	(134)	41	-	(119)	(6)
Futures	(9)	227	(9)	(218)	-	(9)	(11)
Other derivatives	(29)	(18)	-	34	-	(13)	(13)

Derivative financial instruments classified in Level 3 mainly correspond to other derivatives – credit default swaps linked to shares.

There were no significant transfers between Level 1 and Level 2 during the years ended December 31, 2011 and 2010.

There were transfers from Level 3 to Level 2 in view of the extension of curves verified in the market.

Sensitivity analyses for Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through assessment techniques comprising assumptions not evidenced by current transaction prices in active markets, as explained in item f above. The table below shows the sensitivity of these fair values in scenarios in which it is reasonably likely that changes will occur in the prices of assets, interest rates or in scenarios mixing shocks in prices with shocks in volatility for non-linear assets (volatility arising from lack of alignment between the derivative and underlying asset prices).

Types	I	II	III
Interest rate	(1)	(17)	(34)
Impact on income	-	(1)	(2)
Impact on stockholders' equity	(1)	(16)	(32)
Currencies, Commodities and Ratios	(1)	(1)	-
Impact on income	(1)	(1)	-
Impact on stockholders' equity	-	-	-
Non Linear	(30)	(56)	-
Impact on income	(30)	(56)	-
Impact on stockholders' equity	-	-	-
TOTAL	(32)	(74)	(34)
Impact on income	(31)	(58)	(2)
Impact on stockholders' equity	(1)	(16)	(32)

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 base points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, Commodities and Ratios

Shocks at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non Linear

Scenario I: Combined shocks at 5 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Combined shocks at 10 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

NOTA 31 – PROVISIONS, CONTINGENCIES AND OTHER COMMITMENTS

Provision	12/31/2011	12/31/2010	01/01/2010

Civil	3,166	2,974	2,394
Labor	4,014	3,986	3,156
Tax and social security	8,645	7,324	7,886
Other	165	173	192
Total	15,990	14,457	13,628
Current	3,140	2,720	2,410
Non-current	12,850	11,736	11,218

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is subject to contingencies that may be classified as follows.

a) Contingent assets: there are no contingent assets recorded.

b) Provisions and contingencies: the criteria to quantify contingencies are appropriate to the specific characteristics of civil, labor and tax litigation, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies generally arise from revision of contracts and compensation for damages and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over alleged understated inflation adjustments to savings accounts in connection with economic plans implemented by the Brazilian government.

The case law at the Federal Supreme Court is favorable to banks in relation to economic phenomena similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Federal Supreme Court has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

No amount is recognized in the financial statements in relation to civil lawsuits which represent possible losses and which have a total estimated risk of R$ 603; these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from interest in joint ventures.

-	Labor claims

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): the expected amount of loss is determined and accrued monthly based on the moving average of payments in relation to lawsuits settled in the last 12 months, plus the average cost of legal fees. These are adjusted for the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other are claimed;

There are no off balance sheet contingencies regarding labor claims.

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (salary variations compensation fund) credits transferred to Banco Nacional.

The table below shows the changes in the balances of provisions for contingent liabilities and the respective escrow deposits:

	01/01 to 12/31/2011
	Civil	Labor	Other	Total
Opening balance	2,974	3,986	173	7,133
(-) Contingencies guaranteed by indemnity clauses (Note 2.4t)	(309)	(1,113)	-	(1,422)
Subtotal	2,665	2,873	173	5,711
Interest	113	110	-	223
Changes in the year reflected in results	1,503	784	(8)	2,279
Increase (*)	1,981	992	12	2,985
Reversal	(478)	(208)	(20)	(706)
Payment	(1,252)	(683)	-	(1,935)
Subtotal	3,029	3,084	165	6,278
(+) Contingencies guaranteed by indemnity clause (Note 2.4t)	137	930	-	1,067
Closing balance	3,166	4,014	165	7,345
Escrow deposits at 12/31/2011	2,023	2,409	-	4,432

 (*) Civil provisions include the provision for economic plans amounting to R$ 431.

	01/01 to 12/31/2010
	Civil	Labor	Other	Total
Opening balance	2,394	3,156	192	5,742
(-) Contingencies guaranteed by indemnity clauses (Note 2.4t)	(98)	(573)	-	(671)
Subtotal	2,296	2,583	192	5,071
Interest	142	77	-	219
Changes in the year reflected in results	1,185	803	(19)	1,969
Increase (*)	1,801	905	-	2,706
Reversal	(616)	(102)	(19)	(737)
Payment	(958)	(590)	-	(1,548)
Subtotal	2,665	2,873	173	5,711
(+) Contingencies guaranteed by indemnity clause (Note 2.4t)	309	1,113	-	1,422
Closing balance	2,974	3,986	173	7,133
Escrow deposits at 12/31/2010	1,619	2,318	-	3,937

 (*) Civil provisions include the provision for economic plans amounting to R$ 708.

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial disputes, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is recorded as a provision when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, a provision is set up whenever the loss is considered probable.

The table below shows the changes in the balances of provisions and respective escrow deposits for tax and social security lawsuits:

Provision	01/01 to 12/31/2011	01/01 to 12/31/2010
Opening balance	7,324	7,886
(-) Contingencies guaranteed by indemnity clause	(44)	(35)
Subtotal	7,280	7,851
Interest	548	400
Changes in the year reflected in results	917	1,074
Increase	1,046	1,728
Reversal (1)	(129)	(654)
Payment (1)	(157)	(2,045)
Subtotal	8,588	7,280
(+) Contingencies guaranteed by indemnity clause	57	44
Closing balance (Notes 13c and 14c) (2)	8,645	7,324

(1) ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash settlement or Installment Payment of Federal Taxes, established by Law No. 11,941, of May 27, 2009. In the first half of 2010, taxes administered by the Federal Reserve Service of Brazil were included, mainly relating to the increase of the calculation basis of PIS and COFINS, set forth in paragraph 1 of article 3 of Law No. 9,718, of November 27, 1998.

(2) Includes amounts arising from investments in joint ventures of R$ 3.

Escrow Deposits	01/01 to 12/31/2011	01/01 to 12/31/2011
Opening balance	4,677	5,076
Appropriation of interest	365	296
Changes in the period	136	(696)
Deposits made	265	496
Withdrawals	(115)	(1,146)
Deposits released	(14)	(46)
Closing balance	5,178	4,676

The main discussions related to “Provisions” for tax are described as follows:

•	PIS and COFINS – Calculation basis – R$ 2,885: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services. The escrow deposit balance totals R$ 1,043;

•	CSLL – Isonomy – R$ 1,346: the law increased the CSLL rate for financial and insurance companies to 15%, we argue that there is no constitutional support for this measure and, due to the principle of isonomy, we believe we should only pay the regular rate of 9%. The escrow deposit balance totals R$ 231;

•	IRPJ and CSLL –Taxation of profits earned abroad – R$ 491: we are challenging the calculation basis for these taxes on profits earned abroad and argue that Regulatory Instruction SRF No. 213-02 is not applicable since it goes beyond the text oh the law. The escrow deposit balance totals R$ 491.

•	PIS – R$ 375 – Principles of anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and No. 17/97 in view of the principles of anteriority and non-retroactivity, seeking authorization to make payment based on Supplementary Law No. 07/70. The corresponding escrow deposit balance totals R$ 129.

Contingencies for tax not recognized in the balance sheet - In the accounting records no amount is recognized in relation to tax and social security lawsuits with likelihood of loss possible, which total an estimated risk of R$ 5,930. The main discussions are as follows:

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 1,097: cases in which the liquidity and the offset of credits are discussed.

•	INSS – Non-compensatory amounts – R$ 632: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ/CSLL - Losses and discounts granted on receipt of credits – R$ 459: we defend that these are necessary operating expenses and deductible as losses on loan operations and discounts upon their renegotiation and recovery, as provided by law.

•	ISS – Banking Institutions – R$ 450: these are banking operations, the revenue from which cannot be interpreted as compensation per service rendered and/or arise from activities not listed in a Supplementary Law.

•	IRPJ, CSLL, PIS and COFINS – Usufruct of quotas and shares - R$ 372: we discuss the proper accounting and tax treatment for the amount received due to the onerous recognition of usufruct.

•	IRPJ, CSLL - Interest on capital - R$ 358: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate applied to stockholders’ equity for the year and prior years.

c)	Receivables - Reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 626 (R$ 903 at December 31, 2010) (Note 19a), basically represented by the guarantee received in the Banco Banerj S.A. privatization process of 1997, whereby the State of Rio de Janeiro created a fund to guarantee the equity recomposition with respect to civil, labor and tax contingencies.

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	12/31/2011	12/31/2010
Securities (basically Financial Treasury Bills)	1,512	1,516
Deposits in guarantee	3,233	3,292

In general ITAÚ UNIBANCO HOLDING litigation provisions are long term liabilities considering the time required to conclude legal cases through the court system in Brazil. Due to this fact, we note that it is difficult to make accurate estimates regarding the specific year that a legal case will be concluded, particularly in the earlier stages of a case. For this reason, the ITAÚ UNIBANCO HOLDING has not included estimates regarding future settlement date for the most significant provisions resulting from litigation.

In the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not parties to any other administrative proceedings or legal lawsuits that could significantly impact the results of their operations.

NOTE 32 – REGULATORY CAPITAL

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the National Council of Private Insurance and SUSEP issue regulations on capital requirements which affect our insurance, private pension and capitalization operations.

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8%. The regulatory capital is basically comprises of two tiers:

•	Tier I: in general, certain capital, reserves and retained earnings, less certain intangibles.

•	Tier II: includes, among other items and subject to certain limitations, asset revaluation reserves, general allowance for losses and subordinated debt, and is limited to the amount of Tier I Capital.

However, the Basel Accord allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets at a minimum of 11%; (ii) certain risk-weighted factors attributed to certain assets and other exposures; (iii) the requirement that banks allocate a portion of their equity to cover operational risks, ranging from 12% to 18% of the average gross income from financial operations. In addition, in accordance with Central Bank rules, banks can calculate compliance with the minimum requirement:

•	Based on the consolidation of all financial subsidiaries supervised by the Central Bank, including branches and investments abroad, or

•	Based on full consolidation, considering all companies which are statutorily or operationally controlled by ITAÚ UNIBANCO HOLDING, regardless of whether they are supervised or not by the Central Bank.

Management manages capital with the intention to meet the minimal capital required by the Central Bank of Brazil. During the period we complied with all externally imposed capital requirements to which we are subject.

The following table summarizes the rules of regulatory capital, the minimum capital required and the Basel ratio computed in accordance with the Central Bank of Brazil, both on a financial institution consolidation basis and on a full consolidation basis.

	12/31/2011		12/31/2010		01/01/2010
	Financial institutions (partial consolidation)	Full consolidation	Financial institutions (partial consolidation)	Full consolidation	Financial institutions (partial consolidation)	Full consolidation
Regulatory capital
Tier I	71,052	71,601	60,192	62,240	55,624	57,705
Tier II	21,564	21,565	18,652	18,652	12,837	12,837
Other deductions required by Central Bank of Brazil	(55)	(55)	(173)	(173)	(28)	(28)
Total	92,561	93,111	78,671	80,719	68,433	70,514
Requirement for Coverage of Risk Exposures:
Credit	59,189	57,629	50,979	53,442	41,734	43,949
Market	1,079	1,076	997	954	682	681
Operational	3,460	3,851	2,746	3,129	1,882	1,882
Minimum Regulatory Capital Required	63,728	62,556	54,722	57,525	44,298	46,512
Excess of Regulatory Capital over Minimum Regulatory Capital Required	28,833	30,555	23,949	23,194	24,135	24,002
Exposure Weighted by Risk	579,338	568,693	497,468	522,952	402,713	422,840
Capital to risk-weighted assets ratio - %	16.0	16.4	15.8	15.4	17.0	16.7

The funds obtained through the issue of subordinated debt securities are considered Capital Tier II for purposes of capital to risk-weighted assets ratio, as follows:

Name of security	Issue	Maturity	Return p.a.	Principal R$
Subordinated CDB
	2007	2012	103.5% to 104% of CDI	4,970
			100% of CDI + 0.35% to 0.45%	732
			IGPM + 7.31 to 7.35%	278
	2002	2012	102.5% of CDI	200
	2008	2013	100% of CDI + 0.5% to 0.6%	1,558
			106% to 107% of CDI	48
	2003	2013	102% of CDI	40
	2007	2014	100% of CDI + 0.35% to 0.6%	1,865
	2007	2014	IGPM 7.35%	33
	2008	2014	112% of CDI	1,000
	2008	2015	119.8% of CDI	400
	2010	2015	113% of CDI	50
	2006	2016	100% of CDI + 0.47% (*)	466
	2010	2016	110% to 114% of CDI	2,664
	2010	2016	IPCA + 7.33%	123
	2010	2017	IPCA + 7.45%	367
			TOTAL	14,793

Subordinated financial credit bills
	2010	2016	100% of CDI + 1.35% to 1.36%	365
	2010	2016	112% to 112.5% of CDI	1,873
	2010	2016	IPCA + 7%	30
	2010	2017	IPCA + 6.95% to 7.2%	206
	2011	2017	108% to 112% of CDI	3,011
	2011	2017	IPCA + 6.15% to 7.8%	343
	2011	2017	IGPM + 6.55% to 7.6%	55
	2011	2017	100% of CDI + 1.29% to 1.52%	3,650
	2011	2018	IGPM + 7%	42
	2011	2018	IPCA + 7.53% to 7.7%	30
	2011	2019	109% of 109.7% to CDI	1
	2011	2021	109.25 of 110.5% to CDI	6
			TOTAL	9,612

Subordinated euronotes
	2010	2020	6.2%	1,731
	2010	2021	5.8%	1,694
	2011	2021	5.8%	401
	2011	2021	6.2%	765
			TOTAL	4,591

Preferred shares
	2002	2015	3.04%	1,389
(*)	Subordinated CDBs may be redeemed from November 2011;

NOTE 33 – SEGMENT INFORMATION

ITAÚ UNIBANCO HOLDING is a banking institution that offers to its customers a wide range of financial products and services.

The four operational and reporting segments of ITAÚ UNIBANCO HOLDING are: Commercial Bank, Itaú BBA, Consumer Credit, and Corporate and Treasury, which are described below:

•	Itaú Unibanco – Commercial Bank

The Commercial Bank segment provides a broad range of banking services to a diversified client base of individuals and companies, among which are the following: retail clients (individuals and very small companies), high net worth clients, private banking clients, and small and medium-sized companies.

The products and services provided by the Commercial Bank include insurance, private pension and capitalization plans, credit cards, asset management and loans, among others. The segment provides solutions specifically developed to meet the needs of clients, devising marketing strategies appropriate to each of the different profiles and using the most convenient distribution channels. Accordingly, ITAÚ UNIBANCO HOLDING is constantly seeking to increase the number of products provided to clients, diversifying the sources of income. The segment is an important source of funding for the operations and provides significant interest and banking services income.

•	Itaú Unibanco - Itaú BBA

Itaú BBA is the segment responsible for banking operations of large companies and investment banking services. Itaú BBA offers a wide range of products and services to the largest economic groups of Brazil. The management model of Itaú BBA is focused on the development of close relationships with its clients, gaining an in-depth knowledge of their needs and providing customized solutions. The investment banking activities comprise lending to the corporate segment that are funds through fixed and variable income instruments. In addition, it performs activities related to mergers and acquisitions.

•	Itaú Unibanco – Consumer Credit

The Consumer Credit segment is responsible for the development of the strategy of increasing the range of financial products and services beyond the universe of clients who are account holders. Thus the consumer credit segment comprises vehicle financing services provided by units other than the branch network, credit cards to clients who are not account holders, and credit to low income individuals. The business of vehicle financing comprises: new vehicles, used vehicles, heavy vehicles and motorcycles. The credit approval process of vehicle operations is based on scoring models that provides prompt approval of credit proposals for the clients, using the Internet to process these proposals with security and efficiency.

•	Itaú Unibanco – Corporate and Treasury

The Corporate and Treasury segment basically manages the interest income associated with ITAÚ UNIBANCO HOLDING capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency interest rate gaps, and other risk factors, arbitrage opportunities in the foreign and domestic markets, and mark-to-market of financial assets. In this segment, it is also presented the effect of non-recurring items that are not considered in the managerial statement of income.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that are measured on different bases as well as the information prepared based on accounting practices adopted in Brazil.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below. Financial segment information differs from accounting practices adopted in Brazil because: (i) it includes recognition of the impact related to allocated capital using a proprietary model; (ii) it presents net interest income using certain management criteria. The main impacts are described below:

Capital allocation to each segment

The book value of stockholders' equity and subordinated debt were replaced by funding at estimated market price, and interest income and expense were allocated to the segments, based on Tier I Capital, following a proprietary model, with surplus capital and subordinated debt being allocated to the Corporate and Treasury segment. The tax effects of payments of interest on capital by each segment have been reversed and reallocated to the segments in amounts proportional to the amount of the Tier I capital. Share of income of unconsolidated companies which are not related to segment and non-controlling interest were allocated to the Corporate and Treasury segment.

Net interest income

ITAÚ UNIBANCO HOLDING adopts a strategy to manage the foreign exchange risk of subsidiaries outside Brazil in order to economically hedge against impacts on the results arising from variation in exchange rates. In order to achieve this objective, it is used derivative instruments to hedge against such foreign currency risk. Hedge accounting is not applied for those derivatives, they are recorded instead at fair value with gains and losses included in income.

The hedging strategy considers all tax effects, either the ones not related to taxes or to the non-deductibility of the exchange variation on the investments abroad, or the gains and losses on derivative financial instruments used. When the parity of the Brazilian Real against foreign currencies is considerable, there is a significant impact on interest income and expense.

As a result of the above, it is adopted a managerial statement of income to report segment information. The managerial statement of income is prepared by making reclassifications to the financial statements in accordance with the accounting practices adopted in Brazil. Tax effects of the hedge of these investments abroad, which are presented in tax expenses (PIS and COFINS) and income tax and social contribution expense were reclassified for the segment information.

Additionally, the managerial financial margin includes, for each operation, allocation of its opportunity cost.

In the adjustments and reclassifications column, it is presented the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS.

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2011

(In millions of Reais, except per share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATE + TREASURY	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	48,236	6,897	14,102	5,109	74,257	19	74,276
Interest margin (1)	31,584	4,896	8,356	4,801	49,601	(1,238)	48,363
Banking service fees	10,915	2,123	5,719	309	19,048	362	19,410
Income from insurance, private pension and capitalization operations before claim and selling expenses	5,229	-	(13)	(1)	5,215	130	5,345
Other income	508	(122)	40	-	393	765	1,158
Losses on loans and claims	(11,011)	(134)	(4,270)	(521)	(15,936)	(136)	(16,072)
Expenses for allowance for loan losses	(13,845)	(266)	(5,270)	(531)	(19,912)	(126)	(20,038)
Recovery of loans written-off as loss	4,346	132	1,000	10	5,488	(11)	5,477
Expenses for claims	(1,512)	-	-	-	(1,512)	1	(1,511)
Operating margin	37,225	6,763	9,832	4,588	58,321	(117)	58,204
Other operating income (expenses)	(25,829)	(2,911)	(7,911)	(390)	(37,025)	(2,928)	(39,953)
Non-interest expenses (2)	(23,315)	(2,605)	(6,948)	(935)	(33,787)	(1,887)	(35,674)
Tax expenses for ISS, PIS and COFINS and Other	(2,596)	(341)	(953)	51	(3,839)	(327)	(4,166)
Share of comprehensive income of unconsolidated companies, net	(43)	6	-	447	410	(523)	(113)
Other	125	29	(10)	47	191	(191)	-
Income before income tax and social contribution	11,396	3,852	1,921	4,198	21,296	(3,045)	18,251
Income tax and social contribution	(3,833)	(1,287)	(477)	(244)	(5,841)	2,200	(3,641)
Non-controlling interest in subsidiaries	-	-	-	(885)	(814)	41	(773)
NET INCOME	7,563	2,565	1,444	3,069	14,641	(804)	13,837

 (1) Includes net interest and similar income and expenses of R$ 41,753, dividend income of R$ 361, net gain (loss) from financial assets and liabilities of R$ 1,251 and foreign exchange results and exchange variation on transactions of R$ 4,998.

 (2) Refers to general and administrative expenses including depreciation expenses of R$ 1,184 and amortization expenses of R$ 984.

Total assets (1)	571,315	191,620	101,453	115,171	851,332	(33,196)	818,136
Total liabilities	542,701	181,226	91,820	90,325	777,845	(35,045)	742,800

(1) Includes:
Investments in unconsolidated companies	-	3	-	1,681	1,684	860	2,544
Fixed assets, net	4,454	366	467	-	5,287	71	5,358
Intangible assets, net	2,803	339	668	-	3,810	15	3,825

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

The management reviews the financial margin on a net basis.

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2010

(In millions of Reais, except per share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATE + TREASURY	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	41,238	6,400	15,148	3,657	66,390	3,025	69,415
Interest margin (1)	27,068	4,601	9,044	3,356	44,050	1,940	45,990
Banking service fees	9,246	1,932	5,765	182	17,101	(9)	17,092
Income from insurance, private pension and capitalization operations before claim and selling expenses	4,469	-	254	(12)	4,711	212	4,923
Other income	455	(133)	85	131	528	882	1,410
Losses on loans and claims	(9,523)	186	(3,754)	(2)	(13,093)	155	(12,938)
Expenses for allowance for loan losses	(10,808)	(182)	(4,702)	(2)	(15,694)	147	(15,547)
Recovery of loans written-off as loss	2,893	368	948	-	4,209	(14)	4,195
Expenses for claims	(1,608)	-	-	-	(1,608)	22	(1,586)
Operating margin	31,715	6,586	11,394	3,655	53,297	3,180	56,477
Other operating income (expenses)	(22,927)	(2,721)	(7,826)	(860)	(34,327)	(4,120)	(38,447)
Non-interest expenses (2)	(20,827)	(2,379)	(6,857)	(1,005)	(31,062)	(3,570)	(34,632)
Tax expenses for ISS, PIS and COFINS and Other	(2,139)	(387)	(969)	(274)	(3,769)	(395)	(4,164)
Share of comprehensive income of unconsolidated companies, net	19	(6)	-	409	423	(74)	349
Other	20	51	-	10	81	(81)	-
Income before income tax and social contribution	8,788	3,865	3,568	2,795	18,970	(940)	18,030
Income tax and social contribution	(2,509)	(1,023)	(1,054)	(495)	(5,081)	(455)	(5,536)
Non-controlling interest in subsidiaries	2	-	-	(914)	(866)	80	(786)
NET INCOME	6,281	2,842	2,514	1,386	13,023	(1,315)	11,708

 (1) Includes net interest and similar income and expenses of R$ 40,978. dividend income of R$ 326, net gain (loss) from financial assets and liabilities of R$ 2,862 and foreign exchange results and exchange variation on transactions of R$ 1,824.

 (2) Refers to general and administrative expenses including depreciation expenses R$ 1,166 and amortization R$ 977.

Total assets (1)	532,928	209,988	92,125	66,287	751,443	(24,361)	727,082
Total liabilities	511,868	197,266	84,214	43,589	687,052	(27,522)	659,530

(1) Includes:
Investimentos em Empresas não Consolidadas	-	1	-	2,058	2,059	889	2,948
Fixed assets, net	3,661	232	835	-	4,728	73	4,801
Intangible assets, net	2,321	11	602	-	2,934	-	2,934

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

The management reviews the financial margin on a net basis.

Information on Income from financial operation by geographical area is as follows:

	01/01 to 12/31/2011			01/01 to 12/31/2010
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (*)	99,083	4,879	103,962	79,236	3,594	82,830
Non-current assets	8,487	696	9,183	7,145	590	7,735

  (*) Includes interest and similar income, dividend income, net gain (loss) from financial assets and liabilities, foreign exchange results and exchange variation on transactions.

NOTE 34 – RELATED PARTIES

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in the consolidation (Note 2.4a) were eliminated in the consolidated financial statements and take into consideration the absence of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING.

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A..

•	Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries.

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest.

•	Investments in unconsolidated companies (Note 12) – Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A. and Banco BPI, SA..

Additionally, there are operations with entities under joint control, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil.

The transactions with these related parties are mainly as follows:

		ITAÚ UNIBANCO HOLDING CONSOLIDATED
		ASSETS/(LIABILITIES)			REVENUE/(EXPENSES)
	Annual Rate	12/31/2011	12/31/2010	01/01/2010	01/01 to 12/31/2011	01/01 to 12/31/2010
Interbank deposits		1,836	726	1,123	189	112
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	103.90% of CDI10.58% to 13.79% Pre-fixed average 12.00% Pre-fixed	619	427	338	56	35
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	103.90 of CDI 10.81% to 13.25% Pre-fixed average 11.94% Pre-fixed	236	282	212	31	18
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	103.90 of CDI 11.63% to 12.11% Pre-fixed average 11.92% Pre-fixed	981	-	573	102	59
Other		-	17	-	-	-
Deposits		(77)	(93)	(59)	-	(16)
Duratex S.A.		(2)	(46)	(18)	-	-
Elekeiroz S.A.		-	(31)	-	-	-
Itautec S.A.		-	(8)	-	-	-
Porto Seguro S.A.		-	(2)	-	-	(16)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		(57)	-	-	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		(18)	-	-	-	-
Ponto Frio Leasing S.A. Arrendamento Mercantil		-	(5)	-	-	-
ITH Zux Cayman Company Ltd.		-	-	(41)	-	-
Other		-	(1)	-	-	-
Securities sold under repurchase agreements		(100)	(104)	(109)	(21)	(18)
Maxfácil Participações S.A	100% to the SELIC	(64)	-	-	(7)	-
Itaúsa Empreendimentos S.A.		-	(52)	(48)	-	-
Duratex S.A.		-	(8)	(19)	(4)	(2)
Elekeiroz S.A.		-	-	(10)	(3)	(2)
Itautec S.A.		-	(18)	-	-	-
FIC Promotora de Venda Ltda.	100% to the SELIC	(6)	(6)	(4)	(1)	-
Facilita Promotora S.A.	100% to the SELIC	(7)	-	(4)	(1)	-
Olimpia Promoção e Serviços S.A.	100% to the SELIC	(2)	(9)	(13)	-	-
Banco Investcred Unibanco S.A.	10,90% Pre-fixed	(14)	(9)	(2)	(1)	(1)
Other	10,90% Pre-fixed	(7)	(2)	(9)	(4)	(13)
Amounts receivable from (payable to) related companies		(98)	(79)	(65)	-	-
Itaúsa Investimentos S.A.		-	-	(73)	-	-
Porto Seguro S.A.		11	39	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		-	6	2	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		(1)	(1)	(2)	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		(1)	(25)	2	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG		(9)	-	-	-	-
Fundação Bemgeprev		(3)	(13)	-	-	-
UBB Prev Previdência Complementar		(19)	(17)	-	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		(76)	(79)	-	-	-
Other		-	11	6	-	-
Banking service fees (expenses)		-	-	-	(16)	4
Fundação Itaubanco		-	-	-	21	10
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	5	3
Itaúsa Investimentos S.A.		-	-	-	1	1
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		-	-	-	(20)	2
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		-	-	-	(2)	-
Porto Seguro S.A.		-	-	-	(26)	(18)
UBB Prev Previdência Complementar		-	-	-	1	3
Other		-	-	-	4	3
Rental revenues (expenses)		-	-	-	(37)	(29)
Itaúsa Investimentos S.A.		-	-	-	-	(1)
Fundação Itaubanco		-	-	-	(27)	(15)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	(10)	(8)
Paraná Companhia de Seguros		-	-	-	-	(4)
Other		-	-	-	-	(1)
Donation expenses		-	-	-	(57)	(45)
Instituto Itaú Cultural		-	-	-	(56)	(44)
Other		-	-	-	(1)	(1)
Data processing expenses		-	-	-	(315)	(296)
Itautec S.A.		-	-	-	(315)	(296)
Other revenues		-	-	-	48	-
Itaúsa		-	-	-	48	-

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of ITAÚ UNIBANCO HOLDING Agreement for Apportionment of Common Costs, recorded in General and Administrative Expenses - Other, the amount of R$ 8 (R$ 17 from 01/01 to 12/31/2010) due to of the use of the common structure.

Pursuant to the current rules, financial institutions cannot grant loans and leases to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the institution directly or indirectly holds more than 10% of the capital stock.

Therefore, no loans and leases were granted to any subsidiary, executive officer, director or their family members.

ITAÚ UNIBANCO HOLDING has made donations regularly to Fundação Itaú Social, a charitable foundation whose objectives are: to create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the elementary education and healthcare areas; to support ongoing projects or initiatives, supported or sponsored by entities qualified under "Programa Itaú Social”. ITAÚ UNIBANCO HOLDING is the founding partner and maintainer of Instituto Itaú Cultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to 12/31/2011	01/01 to 12/31/2010
Compensation	271	294
Board of Directors	5	3
Executives	266	291
Profit sharing	192	261
Board of Directors	1	2
Executives	191	259
Contributions to pension plans	5	8
Board of Directors	-	1
Executives	5	7
Stock option plan – Management members	150	128
Total	618	691

NOTE 35 – MANAGEMENT OF FINANCIAL RISKS

Credit Risk

Credit risk is defined as the possibility of incurring financial losses in connection with: (i) the breach by the borrower or counterparty of their respective financial obligations under agreed conditions, (ii) the loss of value of a financial asset as result of the downgrade of the counterparty’s risk rating, (iii) the reduction in gains or income, concessions given on renegotiation of the financial assets and (iv) the costs of recovery.

ITAÚ UNIBANCO HOLDING manages credit risk with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to each market segment in which it operates. The strategy is aimed at creating value for stockholders greater than the minimum risk-adjusted return.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal and external factors. Among the internal factors, we highlight the client rating criteria, analysis of evolution of the portfolios, observed levels of default, actual rates of return rates, the quality of the portfolio and allocated economic capital. External factors are related to the economic environment in Brazil and abroad, including factors such as market share, interest rates, market default indicators, inflation, and increase (or decrease) in levels of consumer spending.

The process for making decisions and establishing the credit policy of ITAÚ UNIBANCO HOLDING is designed to achieve coordinated credit actions and optimization of business opportunities, through a structure of committees and commissions. With respect to retail lending, decisions about granting and managing the credit portfolio are made based on scoring models that are continuously monitored. With respect to wholesale lending, several committees are subordinated to the Management Committee responsible for credit risk management through a structure of levels of approval that ensures detailed analysis of the risk of the transaction, as well as provides the necessary timeliness and flexibility for the approval process.

1.	Credit risk measurement

1.1	Loans to customers and interbank deposits

ITAÚ UNIBANCO HOLDING takes into account three components to quantify the credit risk: the probability of default by the client or counterparty (PD), the estimated exposure in the event of default (EAD), and the potential for recovery on defaulted credits (LGD). Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio.

The credit risk rating of customers and of economic groups reflect their probability of default, and is a fundamental element in the process for measuring risk, because it is used to determine the credit limits. The following table shows the relationship between the risk levels of the internal models (Strong, Satisfactory, Higher Risk, Impairment) of the Group and the probability of default associated with each of these levels.

Internal Rating	PD
Strong	Lower than 4.44%
Satisfactory	From 4.44% up to 25.95%
Higher Risk	Higher than 25.95%
Impairment	Corporate operations with PD higher than 31.84%
Operations past due for over 90 days
Renegotiated operations past due for over 60 days

The credit rating in corporate transactions is based on information such as economic and financial condition of the potential borrower, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates, the collateral offered and the use of proceeds.

With respect to retail transactions (individuals and small and medium businesses), the rating is assigned based on statistical models of credit and behavior scoring in line with the Basel Committee requirements. Occasionally, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable approval levels.

1.2	Government securities and other debt instruments

Government securities and other debt instruments are classified according to their credit quality with the purpose of managing the credit risk exposures.

2.	Control risk limits

Itaú Unibanco Holding maintains control of credit risk on a centralized basis, whereas credit risk is managed on a decentralized basis by each business unit.

The centralized management of portfolios is maintained by an independent executive area responsible for controlling credit risk, which uses risk and performance indicators to analyze the credit portfolio on an aggregate basis, by business line, segment, product and other variables that it deems relevant.

This process aims at aligning the strategies established by the organization considering changes in the credit scenario.

The decentralized management of portfólios, focused on management, is performed by all credit áreas of the business units, which assess the portfólios on a detailed level.

The group strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For that purpose, the loan contracts include provisions in certain circumstances such as right to demand early payment or requirement of additional collateral.

3.	Collaterals and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING manages collateral in order to reduce the amount of losses on transactions that present credit risk. Collaterals are used in order to enhance the potential for credit recovery in the event of default and not to reduce the exposure from clients or counterparties.

Collaterals are an important credit risk management tool, and for this reason, they are only accepted when they meet the criteria established by the Group.

ITAÚ UNIBANCO HOLDING ensures that any collateral kept is sufficient, legally valid (effective), enforceable and periodically reassessed.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single name CDS, to mitigate the risk of its portfolios of loans and securities; these instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

Commitments to grant credit (e.g. overdraft limits, pre-approved limits, commitments to grant credit, standby letters of credit, and other guarantees) represent undrawn amounts of loans available. The maximum exposure, considering the total utilization of the limits, is shown in the table below. The limits are continually monitored and changed according to customer behavior. Thus, the potential loss values represent a fraction of the amount available.

4.	Policy on the recognition of the allowance for loan losses

The policies for recognition of the allowance for loan losses adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized as from moment when there are indications of the impairment of the portfolio and take into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue more than 60 days and corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

5.	Credit risk exposure

	12/31/2011			12/31/2010			01/01/2010
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	9,820	18,001	27,821	4,684	10,151	14,835	1,361	16,438	17,799
Securities purchased under agreements to resell	91,643	605	92,248	87,396	1,286	88,682	135,026	794	135,820
Financial assets held for trading	116,615	5,274	121,889	101,815	13,682	115,497	51,124	4,428	55,552
Financial assets designated at fair value through profit or loss	-	186	186	-	306	306	-	373	373
Derivatives	5,864	2,890	8,754	5,571	2,206	7,777	4,560	1,029	5,589
Available-for-sale financial assets	7,323	40,187	47,510	19,602	24,937	44,539	23,407	17,895	41,302
Held-to-maturity financial assets	2,500	605	3,105	2,478	692	3,170	1,643	786	2,429
Loan operations and lease operations	251,034	71,357	322,391	220,835	54,008	274,843	187,032	37,136	224,168
Off balance sheet	254,711	14,830	269,541	214,962	7,074	222,036	186,710	4,273	190,983
Endorsements and sureties	48,908	2,622	51,530	36,510	1,864	38,374	31,055	1,376	32,431
Letters of credit	11,172	-	11,172	8,628	-	8,628	5,704	-	5,704
Commitments to be released	194,631	12,208	206,839	169,824	5,210	175,034	149,951	2,897	152,848
Mortgage loans	14,308	-	14,308	9,064	-	9,064	6,291	-	6,291
Overdraft accounts	91,904	-	91,904	82,299	-	82,299	54,744	-	54,744
Credit cards	83,767	489	84,256	72,034	522	72,556	68,891	506	69,397
Other pre-approved limits	4,652	11,719	16,371	6,427	4,688	11,115	20,025	2,391	22,416
Total	739,510	153,935	893,445	657,343	114,342	771,685	590,863	83,152	674,015

The table presents the maximum exposure at December 31, 2011 and 2010, without considering any collateral received or other additional credits improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of endorsements and sureties and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts, credit card and other pré-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to loan operations, financial assets held for trading and securities purchased under agreements to resell, in addition to sureties, endorsements and other commitments..

The maximum exposure to the quality of the financial assets presented highlights that:

•	78% of total loan operations and other financial assets exposure (Tables 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating, further more.

•	only 7.3% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired.

•	5.4% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1)	Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations

	12/31/2011%		12/31/2010%		01/01/2010%
Public sector	1,990	0.57%	1,138	0.39%	1,620	0.66%
Industry and commerce	99,859	28.85%	84,997	28.82%	67,902	27.78%
Services	70,642	20.40%	60,295	20.45%	48,657	19.91%
Primary sector	16,109	4.65%	13,933	4.73%	13,299	5.44%
Individuals	156,167	45.10%	132,289	44.86%	111,657	45.69%
Other sectors	1,497	0.43%	2,185	0.75%	1,278	0.52%
Total	346,264	100.00%	294,837	100.00%	244,413	100.00%

b)	Other financial assets (*)

	12/31/2011%		12/31/2010%		01/01/2010%
Primary sector	1,029	0.34%	581	0.21%	1,572	0.61%
Public sector	88,174	29.26%	85,364	31.07%	52,709	20.37%
Industry and commerce	5,381	1.78%	5,614	2.04%	2,932	1.13%
Services	72,281	23.97%	72,491	26.38%	44,872	17.33%
Other sectors	14,574	4.83%	7,218	2.63%	3,130	1.21%
Individuals	5	0.00%	21	0.01%	30	0.01%
Financial	120,069	39.82%	103,517	37.66%	153,619	59.34%
Total	301,513	100.00%	274,806	100.00%	258,864	100.00%

  (*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of "off balance sheet" items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

6.	Credit quality of financial assets

6.1 The following table shows the breakdown of loans considering: loans neither overdue nor impaired and loans overdue not impaired and loans impaired:

	12/31/2011				12/31/2010				01/01/2010
Internal Rating	Loans neither overdue nor impaired	Loans overdue not impaired	Loans impaired	Total loans	Loans neither overdue nor impaired	Loans overdue not impaired	Loans impaired	Total loans	Loans neither overdue nor impaired	Loans overdue not impaired	Loans impaired	Total loans
Lower Risk	221,315	5,800	-	227,115	195,988	4,346	-	200,334	142,004	9,763	-	151,767
Satisfactory	63,763	10,921	-	74,684	52,561	8,053	-	60,614	57,677	3,580	-	61,257
Higher Risk	16,910	8,703	-	25,613	13,663	6,348	-	20,011	12,259	5,103	-	17,362
Impairment	-	-	18,852	18,852	-	-	13,878	13,878	-	-	14,027	14,027
Total	301,988	25,424	18,852	346,264	262,212	18,747	13,878	294,837	211,940	18,446	14,027	244,413
%	87.3%	7.3%	5.4%	100.0%	88.9%	6.4%	4.7%	100%	86.8%	7.5%	5.7%	100%

The following table shows the breakdown of loans by portfolios of segments and classes, based on indicators of credit quality:

	12/31/2011					12/31/2010					01/01/2010
	Lower Risk	Satisfactory	Higher Risk	Impairment	TOTAL	Lower Risk	Satisfactory	Higher Risk	Impairment	TOTAL	Lower Risk	Satisfactory	Higher Risk	Impairment	TOTAL
Individuals	73,354	49,320	14,467	10,986	148,127	65,564	41,080	10,057	8,086	124,787	58,831	26,924	12,750	8,527	107,032
Credit cards	19,332	13,061	3,485	3,083	38,961	15,538	12,142	2,950	2,411	33,041	12,627	10,571	2,104	2,446	27,748
Personal	7,765	15,985	8,048	3,455	35,253	10,129	7,001	4,203	2,195	23,528	6,593	7,018	4,890	2,686	21,187
Vehicles	33,934	19,357	2,843	4,329	60,463	32,321	21,666	2,849	3,315	60,151	37,011	7,493	5,139	3,206	52,849
Mortgage loans	12,323	917	91	119	13,450	7,576	271	55	165	8,067	2,600	1,842	617	189	5,248

Corporate	88,353	3,500	343	1,033	93,229	73,051	2,505	143	884	76,583	47,484	2,084	229	631	50,428

Small and Medium Businesses	51,548	17,444	9,887	6,770	85,649	48,254	17,029	9,811	4,856	79,950	38,565	28,947	3,616	4,796	75,924

Foreign Loans and Latin America	13,860	4,420	916	63	19,259	13,465	-	-	52	13,517	6,887	3,302	767	73	11,029
Total	227,115	74,684	25,613	18,852	346,264	200,334	60,614	20,011	13,878	294,837	151,767	61,257	17,362	14,027	244,413
%	65.6%	21.6%	7.4%	5.4%	100.0%	67.9%	20.6%	6.8%	4.7%	100.0%	62.1%	25.1%	7.1%	5.7%	100.0%

The following table shows the breakdown of loans neither overdue nor impaired, by portfolios of segments and classes, based on indicators of credit quality:

	12/31/2011				12/31/2010				01/01/2010
	Lower Risk	Satisfactory	Higher Risk	Total	Lower Risk	Satisfactory	Higher Risk	Total	Lower Risk	Satisfactory	Higher Risk	Total
I – Individually-evaluated

Corporate	86,992	3,423	314	90,729	72,602	2,499	134	75,235	47,017	1,998	200	49,215

II – Collectively-evaluated

Individuals	70,501	40,321	8,952	119,774	62,956	33,892	6,256	103,104	51,361	25,400	8,826	85,587
Credit card	19,245	12,580	2,503	34,328	15,447	11,571	2,083	29,101	11,971	10,049	1,600	23,620
Personal loans	7,648	14,893	5,870	28,411	9,816	6,447	3,178	19,441	6,076	6,808	3,793	16,677
Vehicles	31,516	12,248	565	44,329	30,327	15,752	976	47,055	30,793	6,857	2,992	40,642
Mortgage loans	12,092	600	14	12,706	7,366	122	19	7,507	2,521	1,686	441	4,648

Small and medium businesses	50,774	15,899	6,828	73,501	47,789	16,170	7,273	71,232	37,241	27,214	2,663	67,118

Foreign loans and Latin America	13,048	4,120	816	17,984	12,641	-	-	12,641	6,385	3,065	570	10,020

Total	221,315	63,763	16,910	301,988	195,988	52,561	13,663	262,212	142,004	57,677	12,259	211,940

6.1.1 Loan operations overdue not impaired, by portfolios of segments and classes, are classified by maturity as follows:

	12/31/2011				12/31/2010				01/01/2010
	Overdue up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total
Individuals	11,764	4,112	1,491	17,367	9,234	3,280	1,091	13,605	8,576	3,129	1,215	12,920
Credit cards	805	344	401	1,550	871	352	306	1,529	1,013	346	323	1,682
Personal	2,056	871	460	3,387	1,227	507	202	1,936	1,194	465	218	1,877
Vehicles	8,456	2,760	589	11,805	6,851	2,331	564	9,746	6,106	2,203	640	8,949
Mortgage loans	447	137	41	625	285	90	19	394	263	115	34	412

Corporate	1,232	185	51	1,468	367	55	42	464	281	140	161	582

Small and Medium Businesses	3,433	1,349	596	5,378	2,275	1,114	473	3,862	2,763	846	399	4,008

Foreign Loans and Latin America	1,144	41	26	1,211	771	31	14	816	824	80	32	936
Total	17,573	5,687	2,164	25,424	12,647	4,480	1,620	18,747	12,444	4,195	1,807	18,446

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

	12/31/2011
Internal Rating	Interbank deposits and securities purchased under agreements to resell	Held for trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to-maturity financial assets	Total
Lower Risk	120,069	111,938	186	4,750	26,849	3,101	266,893
Satisfactory	-	9,197	-	3,742	20,580	4	33,523
Higher Risk	-	754	-	262	81	-	1,097
Total	120,069	121,889	186	8,754	47,510	3,105	301,513
%	39.8%	40.4%	0.1%	2.9%	15.8%	1.0%	100.0%

	12/31/2010
Internal Rating	Interbank deposits and securities purchased under agreements to resell	Held for trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to-maturity financial assets	Total
Lower Risk	103,517	107,798	306	5,140	22,055	3,163	241,979
Satisfactory	-	7,564	-	2,577	22,428	7	32,576
Higher Risk	-	135	-	60	56	-	251
Total	103,517	115,497	306	7,777	44,539	3,170	274,806
%	37.7%	42.0%	0.1%	2.8%	16.2%	1.2%	100.0%

	01/01/2010
Internal Rating	Interbank deposits and securities purchased under agreements to resell	Held for trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to-maturity financial assets	Total
Lower Risk	153,619	27,565	373	377	23,439	2,358	207,731
Satisfactory	-	24,319	-	5,212	17,710	71	47,312
Higher Risk	-	3,668	-	-	153	-	3,821
Total	153,619	55,552	373	5,589	41,302	2,429	258,864
%	59.3%	21.5%	0.1%	2.2%	16.0%	0.9%	100.0%

6.1.3 Collateral held for loan and lease operations

	12/31/2011				12/31/2010				01/01/2010
	(I) Over-collateralised assets		(II) Under-collateralised assets		(I) Over-collateralised assets		(II) Under-collateralised assets		(I) Over-collateralised assets		(II) Under-collateralised assets
Financial effect of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Loans to individuals	75,802	152,646	30	19	70,111	98,605	12	10	54,425	67,384	2	1
Personal Loans	1,136	2,735	25	15	85	303	12	10	258	568	2	1
Vehicles	61,274	88,881	5	4	62,910	79,866	-	-	50,152	56,268	-	-
Mortgage Loans	13,392	61,030	-	-	7,116	18,436	-	-	4,015	10,548	-	-

Companies	146,817	269,179	30,373	12,504	120,279	246,473	6,774	5,018	108,538	232,544	5,819	3,011

Argentina/Chile/Uruguay/Paraguay	-	-	19,259	13,497	-	-	13,509	12,479	-	-	11,015	8,523

Total of collateral and loans and lease operations	222,619	421,825	49,662	26,020	190,390	345,078	20,295	17,507	162,963	299,928	16,836	11,535

The difference between the total loan portfolio and the collateralized loan portfolio is generated by noncollateralized loans amounting to R$ 73,983 as of 12/31/2011 (R$ 84,152 as of 12/31/2010 and R$ 64,614 as of 01/01/2010).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk, manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recuperability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Loans to individuals

Personal Loans - This category of credit products usually requires collaterals, focusing on endorsements and sureties.

Vehicles - For this type of operation clientes assets server as collateral, which is also the leased assets in leasing operations.

Mortgage Loans - Buildings themselves are given in guarantee.

Companies - For those operations it can be used any collateral within the credit policy of ITAÚ UNIBANCO HOLDING (Chattel Mortgage, Assignment Trust, Surety/debtor outreach, Mortgage and others).

Argentina/Chile/Uruguay/Paraguay - For those operations it can be used any collateral within the credit policy of ITAÚ UNIBANCO HOLDING (Chattel Mortgage, Assignment Trust, Surety/debtor outresch, Mortgage and others).

7. Renegotiated loan operations

Renegotiation activities include agreements for changes in maturities, payment schedules and deferral of payments. After the restructuring, the client status (previously overdue) is no longer considered to be past due and is rated (considering all available information including the renegotiation) in the appropriate rating category. Renegotiated credit operations that would otherwise be overdue totaled R$ 14,570 (R$ 9,032 at December 31, 2010 and R$ 7,669 at January 1, 2010).

8. Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, and (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the periods January 1 to December 31, 2011 and 2010.

	01/01 to 12/31/2011	01/01 to 12/31/2010
Real estate not for own use	8	3
Residential properties – mortgage loans	34	21
Vehicles – linked to loan operations	4	68
Other (vehicles/real estate/equipment) – payment in kind	1	2
Total	47	94

Market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share and commodity prices.

Market risk management is the process through which the institution plans, monitors and controls risks arising from changes in market prices of financial instruments, aiming at maximizing the risk-return ratio through adequate limit structure, models and management tools.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems basically takes place in São Paulo, in an access-controlled, of high availability, environment, with data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The use of market solutions is currently in analysis to supplement the risk technology architecture as part of the evolutionary process that will meet any future regulatory and managerial requirements.

The market risk control exercised by ITAÚ UNIBANCO HOLDING includes all financial instruments of its subsidiaries. Accordingly, its market risk management policy is in line with the principles of CMN Resolution No. 3,464, of June 26, 2007, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The guidelines set forth by the internal policy on market risk management may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Rules and Policies/Public Access Report - Market Risk.

The strategy of ITAÚ UNIBANCO HOLDING is based on the comprehensive and complementary use of methods, as well as quantitative tools to estimate, monitor and manage risks, based on the best market practices.

In this context, the risk management strategy of ITAÚ UNIBANCO HOLDING aims at achieving a balance between business objectives, considering the following:

•	Political, economic and market context.
•	Market risk portfolio of the institution.
•	Expertise to operate in specific markets.

The market risk is controlled by an area independent from the business areas, which is responsible for carrying out daily measurement, assessment and reporting activities through control units operating in the different legal entities OF ITAÚ UNIBANCO HOLDING. Moreover, it also carries out the consolidated monitoring, assessment and reporting of market risk information, including possible exceeding risk limits, by reporting any such event to the business unit in charge and following up the actions required for adjusting the position and/or risk level. For that purpose, the bank has a structured reporting and information process, with the objective of providing input for the follow-up by senior-level committees and complying with the requirements of Brazilian and foreign regulatory agencies.

The market risk control and management process is periodically reviewed with the purpose of keeping the process aligned with best market practices and complying with continuous improvement processes at ITAÚ UNIBANCO HOLDING.

According to the criteria for classification of operations provided for in BACEN Resolution No. 3,464 of June 26, 2007, and Circular No. 3,354, of June 27, 2007, and the New Capital Accord – Basel II, the financial instruments, including all transactions with derivatives, are segmented into Trading and Banking portfolios. Market risk measurement is performed observing this segmentation.

The trading portfolio consists of all transactions, including derivatives, which are entered into with the intention of trading or hedging other financial instruments of this portfolio, and which are not subject to trading restrictions. These are transactions expected to benefit from changes in expected or actual prices in the short term, or for entering into arbitrage activities.

The banking portfolio consists of all transactions not classified in the trading book. These are transactions not intended for trading in the short term and their respective hedges, as well as transactions entered into for the active management of financial risks that may or may not be carried out with derivatives.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in significant market factors and adjusting the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designated for as hedge accounting, specific supporting documentation is prepared, including the continuous review of the hedge effectiveness and other changes in the accounting process (retrospective and prospective) and other changes in the accounting process, as defined by ITAÚ UNIBANCO HOLDING internal policies.

The exposures to market risks of products, including derivatives, are broken down into risk factors. A risk factor refers to a market benchmark whose change results in an impact on income, and the main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates risk: risk of financial losses on operations subject to changes in interest rates, including the following:
-	Fixed rates in Brazilian reais.
-	Rates of interest rate coupon.
•	Foreign exchange linked interest rate: risk of losses on positions in operations subject to foreign currency coupon rate.
•	Foreign exchange: risk of losses on positions in foreign currency in operations subject to foreign exchange variation.
•	Price indices: risk of financial losses on operations subject to changes in price index coupon rates.
•	Shares: risk of loss on transactions subject to changes in share prices.

The process for managing market risks of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, and that covers from the monitoring of aggregate indicators of risk, to the monitoring of granular limits, assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, the level of equity and the profile of risk of each legal entity, which are defined in terms of risk measures used by management. Limits are monitored daily and excesses are reported and discussed in the corresponding committees.

In this last quarter, ITAÚ UNIBANCO HOLDING improved its structure to control market risk limits, by making it more detailed and aligned with the business structure, segregating metrics into risk factors groups, according to the business areas. This new limit control structure aims at:

•	providing more assurance to all executive levels that the assumption of market risks is in line with the bank’s and the risk-return objective, by conducting an organized and educated dialogue on the risk profile and its development.
•	increasing transparency on the way the business seeks the optimization of results.
•	providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes.
•	avoiding risk concentration.

In this control structure, the limits, now even more detailed, are monitored and the limit reached warning trigger decision-making discussions on positions.

Market risk is analyzed based on the following metrics:

•	Statistical value at risk (VaR - Value at Risk): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a defined time horizon and confidence level; Aplied to the risk factors group.
•	Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets and liabilities of a portfolio when several risk factors are taken to extreme market situations (based in prospective scenarios) in the portfolio.
•	Stop loss alert: effective losses added to the potential maximum loss in optimistic and pessimistic scenarios.
•	Unrealized result analysis (RaR): assessment of the difference between the accrued interest amount and the fair value, in normal and stress scenarios, reflecting the accounting asymmetries. It is the risk measure used to evaluate the banking portfolio risk at management level.
•	Earnings at Risk (EaR): a measure quantifying the impact on earnings in the balance sheet in adverse situations of changes in interest rates.

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They include:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates.
•	Sensitivity (DV01- Discount Value): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates; Applied to the risk factors group.
•	Sensitivity to the Several Risk Factors (Gregas) – partial derivatives of an options portfolio in relation to the underlying asset price, implicit volatility, interest rate and timing.
•	Stop loss: the maximum loss that transactions classified in the trading book may reach.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

The internal VaR model used by ITAÚ UNIBANCO HOLDING considers a one-day holding period and a 99% confidence level. Volatilities and correlations are estimated based on a methodology that give greater weight to the most recent information.

The Consolidated Global VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios, as of its foreign subsidiaries (Banco Itaú BBA International S.A., Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguay S.A. and Banco Itaú Paraguay S.A.); by showing where the largest concentrations of market risk are found.

The consolidated ITAÚ UNIBANCO HOLDING, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital.

In this period, the average global VaR was R$ 142.0 million or 0.19% of total stockholders’ equity (throughout 2010 it was R$ 109,4 million or 0.16%).

(in R$ million)
VaR Global (*)
	Average	Minimum(**)	Maximum(**)	12/31/2011	Average	Minimum(**)	Maximum(**)	12/31/2010	01/01/2010

Risk factor group
Interest rate	105.3	27.0	229.2	114.8	109.5	47.3	207.8	123.7	86.4
Foreign exchange linked interest rate	29.5	12.6	59.0	23.6	18.4	3.7	50.8	17.3	13.5
Foreign exchange	38.1	14.2	69.2	29.0	31.8	3.3	98.1	33.9	20.5
Prices index linked interest rate	17.7	2.5	41.6	21.1	17.1	6.4	30.0	18.6	16.2
Equities	13.4	3.7	26.1	4.4	15.1	5.1	27.7	14.4	7.4

Foreign units
Itaú BBA International	2.9	0.4	6.5	1.5	1.3	0.5	3.4	0.6	1.7
Itaú Argentina	4.0	1.6	9.4	3.7	1.0	0.4	2.3	1.6	1.4
Itaú Chile	5.3	1.9	10.3	5.3	5.1	2.6	9.4	3.3	0.8
Itaú Uruguay	0.5	0.2	1.1	0.7	0.4	0.2	0.8	0.2	0.3
Itaú Paraguay	0.6	0.2	1.7	0.2	0.6	0.2	1.6	0.9	-

Effect of diversification				(53.4)				(82.8)	(61.1)
Risk Global	142.0	74.0	278.5	150.9	109.4	61.6	181.8	131.9	87.2

 (*) Adjusted to reflect the tax treatment of individual classes of assets.

 (**) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

Interest rate

Management of interest rate risk is performed based on mark-to-market amounts at maturity of several products, grouping them by common dates, calculating the sensitivity to interst rates and applying shocks in the interest rates. The table on the position of accounts subject to interest rate risk shows a different view, grouping them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatchings between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period

Position of accounts subject to interest rate risk (1)

	12/31/2011						12/31/2010						01/01/2010
	0-30 days	31-180 days	181-365 days	1-3 years	Over 3 years	Total	0-30 days	31-180 days	181-365 days	1-3 years	Over 3 years	Total	0-30 days	31-180 days	181-365 days	1-3 years	Over 3 years	Total
Interest-bearing assets	236,921	142,241	90,272	164,644	111,752	745,830	222,161	145,250	69,989	151,046	66,973	655,419	185,406	110,533	62,486	116,286	42,435	517,146
Interbank deposits	18,911	3,226	3,247	2,122	315	27,821	8,209	2,954	3,153	518	1	14,835	8,836	4,020	4,406	528	9	17,799
Securities purchased under agreements to resell	50,131	40,462	1,655	-	-	92,248	47,929	32,267	1,898	5,165	1,423	88,682	102,959	20,125	1,143	5,350	6,243	135,820
Central Bank compulsory deposits	98,053	-	-	-	-	98,053	85,776	-	-	-	-	85,776	13,869	-	-	-	-	13,869
Financial assets held for trading	7,188	3,369	27,149	49,914	34,269	121,889	28,366	19,403	10,936	29,507	27,285	115,497	9,284	8,136	8,527	17,314	12,291	55,552
Financial assets held for trading and designated at fair value through profit or loss	186	-	-	-	-	186	306	-	-	-	-	306	373	-	-	-	-	373
Available-for-sale financial assets	6,139	3,997	3,768	13,221	20,385	47,510	6,809	8,098	4,659	8,249	16,724	44,539	8,756	6,727	5,529	10,058	10,232	41,302
Held-to-maturity financial assets	87	-	33	190	2,795	3,105	4	144	136	295	2,591	3,170	5	11	25	414	1,974	2,429
Derivatives	2,277	2,199	1,473	1,531	1,274	8,754	1,142	2,602	1,315	1,212	1,506	7,777	1,382	1,270	842	1,469	626	5,589
Loan and lease operations	53,949	88,988	52,947	97,666	52,714	346,264	43,620	79,782	47,892	106,100	17,443	294,837	39,942	70,244	42,014	81,153	11,060	244,413
Interest-bearing liabilities	167,707	69,188	47,978	167,503	104,446	556,822	172,825	58,287	49,042	135,939	77,436	493,529	136,355	48,951	30,153	107,801	57,981	381,241
Savings deposits	67,170	-	-	-	-	67,170	57,900	-	-	-	-	57,900	48,222	-	-	-	-	48,222
Time deposits	30,918	19,167	11,475	41,702	41,207	144,469	15,332	16,714	21,476	33,002	29,892	116,416	16,332	15,437	14,175	43,817	24,863	114,624
Interbank deposits	665	683	445	242	30	2,065	348	836	505	203	37	1,929	570	730	543	84	65	1,992
Investment deposits	-	-	-	-	-	-	906	-	-	-	-	906	997	-	-	-	-	997
Deposits received under securities repurchase agreements	55,866	11,403	11,139	83,623	23,382	185,413	89,010	21,369	12,067	60,200	17,011	199,657	64,843	16,128	7,449	30,272	13,253	131,945
Interbank market	5,904	24,588	16,773	30,133	13,100	90,498	4,905	16,209	11,438	20,897	9,150	62,599	4,120	12,160	6,361	15,546	6,488	44,675
Institutional market	2,772	11,248	5,881	9,565	25,341	54,807	658	1,419	1,857	20,261	20,318	44,513	192	718	654	16,547	12,419	30,530
Derivatives	1,526	1,245	1,364	1,541	1,071	6,747	1,113	1,423	1,408	1,090	637	5,671	1,077	1,409	850	1,477	519	5,332
Financial liabilities held for trading	48	854	901	697	315	2,815	50	317	291	286	391	1,335	2	108	121	58	374	663
Liabilities for capitalization plans	2,838	-	-	-	-	2,838	2,603	-	-	-	-	2,603	-	2,261	-	-	-	2,261
Difference asset/ liability (2)	66,626	73,907	43,195	(2,162)	7,621	189,187	48,701	87,280	21,238	15,393	(10,072)	162,540	49,040	61,690	32,454	8,543	(15,172)	136,555
Cumulative difference	66,626	73,907	43,195	(2,162)	7,621	189,187	48,701	87,280	21,238	15,393	(10,072)	162,540	49,040	61,690	32,454	8,543	(15,172)	136,555
Ratio of cumulative difference to total interest-bearing assets	8.9%	9.9%	5.8%	(0.3%)	1.0%	25.4%	7.4%	13.3%	3.2%	2.3%	(1.5%)	24.8%	7.5%	9.4%	4.9%	1.3%	(2.3%)	20.8%

(1) Remaining contractual terms.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective base date, considering the contractually agreed terms.

Position of accounts subject to currency risk

	12/31/2011
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	2,560	323	64	2,221	5,168
Central Bank compulsory deposits	-	13	-	2,098	2,111
Interbank deposits	15,681	1,274	2	1,044	18,001
Securities purchased under agreements to resell	478	-	-	127	605
Held-for-trading financial assets	4,327	643	-	304	5,274
Financial assets designated at fair value through profit or loss	-	186	-	-	186
Derivatives	2,018	614	-	258	2,890
Available-for-sale financial assets	37,880	98	-	2,209	40,187
Held-to-maturity financial assets	605	-	-	-	605
Loan operations, net	40,494	5,338	2,832	22,693	71,357
TOTAL ASSETS	104,043	8,489	2,898	30,954	146,384

	12/31/2011
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	36,830	2,390	409	19,438	59,067
Deposits received under securities repurchase agreements	7,228	-	-	176	7,404
Financial liabilities held for trading	-	2,815	-	-	2,815
Derivatives	1,684	537	-	137	2,358
Interbank market debts	28,022	643	2	2,015	30,682
Institutional market debts	47,643	3,530	-	1,230	52,403
TOTAL LIABILITIES	121,407	9,915	411	22,996	154,729
NET POSITION	(17,364)	(1,426)	2,487	7,958	(8,345)

The exposure to share price risk is disclosed in Note 6 related to financial assets held for trading and Note 9, related to available-for-sale financial assets.

Position of accounts subject to currency risk

	12/31/2010
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	3,433	124	130	1,154	4,841
Central Bank compulsory deposits	-	8	-	898	906
Interbank deposits	6,726	2,724	-	701	10,151
Securities purchased under agreements to resell	1,177	-	-	109	1,286
Held-for-trading financial assets	12,447	694	-	541	13,682
Financial assets designated at fair value through profit or loss	-	306	-	-	306
Derivatives	1,974	111	-	121	2,206
Available-for-sale financial assets	22,320	47	-	2,570	24,937
Held-to-maturity financial assets	692	-	-	-	692
Loan operations, net	30,558	4,158	2,511	16,781	54,008
TOTAL ASSETS	79,327	8,172	2,641	22,875	113,015

	12/31/2010
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	21,603	1,435	274	13,822	37,134
Deposits received under securities repurchase agreements	15,327	-	-	259	15,586
Financial liabilities held for trading	-	1,335	-	-	1,335
Derivatives	1,684	119	-	130	1,933
Interbank market debts	25,013	712	1	1,360	27,086
Institutional market debts	27,355	1,333	-	932	29,620
TOTAL LIABILITIES	90,982	4,934	275	16,503	112,694
NET POSITION	(11,655)	3,238	2,366	6,372	321

The exposure to share price risk is disclosed in Note 6 related to financial assets held for trading and Note 9, related to available-for-sale financial assets.

Position of accounts subject to currency risk

	01/01/2010
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	4,993	120	90	980	6,183
Central Bank compulsory deposits	32	81	-	1,195	1,308
Interbank deposits	13,183	2,585	2	668	16,438
Securities purchased under agreements to resell	657	-	-	137	794
Held-for-trading financial assets	3,441	686	-	301	4,428
Financial assets designated at fair value through profit or loss	4	360	-	9	373
Derivatives	762	109	-	158	1,029
Available-for-sale financial assets	15,113	361	-	2,421	17,895
Held-to-maturity financial assets	786	-	-	-	786
Loan operations, net	18,670	4,229	33	14,204	37,136
TOTAL ASSETS	57,641	8,531	125	20,073	86,370

	01/01/2010
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	17,732	2,154	216	11,995	32,097
Deposits received under securities repurchase agreements	1,232	-	-	343	1,575
Financial liabilities held for trading	-	-	-	-	-
Derivatives	809	137	-	150	1,096
Interbank market debts	17,982	859	-	1,272	20,113
Institutional market debts	16,140	1,226	-	136	17,502
TOTAL LIABILITIES	53,895	4,376	216	13,896	72,383

NET POSITION	3,746	4,155	(91)	6,177	13,987

The exposure to share price risk is disclosed in Note 6 related to financial assets held for trading and Note 9, related to available-for-sale financial assets.

Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – “mismatching” between payments and receipts - which may affect the institution’s payment capacity, taking into consideration the different currencies and payment terms and the respective rights and obligations.

Policies and procedures

Management of liquidity risk seeks to adopt best practices to avoid having insufficient cash available and to avoid difficulties in meeting obligations as they fall due.

ITAÚ UNIBANCO HOLDING has a structure dedicated to improve the monitoring, control and analysis, through models of projections of the variables that affect cash flows and the level of reserves in local and foreign currencies.

Additionally, ITAÚ UNIBANCO HOLDING establishes guidelines and limits. Compliance with these guidelines and limits is periodically analyzed in technical committees, and their purpose is to provide an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of the top management.

These scenarios may be reviewed as necessary, considering the cash requirements, due to atypical market situations or arising from strategic decisions.

In compliance with the requirements of BACEN Resolution 2,804/00 and Circular 3,393/08 of the Central Bank of Brazil, a Statement of Liquidity Risk is sent monthly to the Central Bank, and periodically the following items are sent to top management for monitoring and support to the decision-making process:

•	Different scenarios projected for changes in liquidity.
•	Contingency plans for crisis situations.
•	Reports and charts that describe the risk positions.
•	Assessment of funding costs and alternative sources of funding.
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors.

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 448.1 billion reais in 2011, particularly funding from time deposits. A considerable portion of these funds – 30.2% of total, or R$ 135.5 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

	12/31/2011			12/31/2010			01/01/2010
Funding from clients	0-30 days	Total	%	0-30 days	Total	%	0-30 days	Total	%
Deposits	127,686	242,638		100,018	202,688		91,011	190,773
Demand deposits	28,933	28,933	6.5	25,537	25,537	7.0	24,837	24,837	8.4
Savings deposits	67,170	67,170	15.0	57,899	57,899	16.0	48,222	48,222	16.3
Time deposits	30,917	144,469	32.2	15,333	116,417	32.1	16,374	114,671	38.7
Other	666	2,066	0.5	1,249	2,835	0.8	1,578	3,043	1.0
Funds from acceptances and issuance of securities (1)	4,862	51,557	11.5	3,408	25,592	6.7	2,303	17,320	5.8
Funds from own issue (2)	2,913	114,155	25.5	3,983	101,284	27.9	4,170	65,457	22.1
Subordinated debt	60	39,715	8.9	28	34,488	9.5	13	22,726	7.7
Total	135,521	448,065		107,437	364,052		97,497	296,275

 (1) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for Issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.

 (2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During 2011, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, funded positions of securities purchased under agreements to resell and government securities available) totaled R$ 80.8 billion and accounted for 59.6% of the short-term redeemable obligations, 18.0% of total funding, and 15.4% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity Indicators	%
Net assets / funds within 30 days	59.6
Net assets / total funds	18.0
Net assets / total assets	15.4

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

R$ Million
Undiscounted future flows except for derivatives	12/31/2011					12/31/2010					01/01/2010
ASSETS (1)	0 - 30 days	31 - 365 days	366-720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366-720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366-720 days	Over 720 days	Total
Cash and deposits on demand	10,633	-	-	-	10,633	10,097	-	-	-	10,097	10,594	-	-	-	10,594

Interbank investments	68,277	36,721	2,295	287	107,580	50,739	24,031	469	172	75,411	110,149	17,079	487	213	127,928
Securities purchased under agreements to resell - Funded position (2)	25,438	-	-	-	25,438	24,773	-	-	-	24,773	52,577	-	-	-	52,577
Securities purchased under agreements to resell - Financed position	23,948	29,706	-	-	53,654	17,764	17,617	-	-	35,381	48,988	8,312	-	-	57,300
Interbank deposits	18,891	7,015	2,295	287	28,488	8,202	6,414	469	172	15,257	8,584	8,767	487	213	18,051

Securities	50,127	5,368	3,979	54,096	113,570	50,962	25,808	5,130	58,920	140,820	29,065	6,766	3,912	15,715	55,458
Government securities - available	44,741	-	-	-	44,741	23,473	-	-	-	23,473	17,177	-	-	-	17,177
Government securities - subject to repurchase commitments	686	1,779	916	23,210	26,591	21,488	19,063	3,694	38,588	82,833	5,604	855	1,220	2,218	9,897
Private securities - available	4,693	3,299	2,332	28,648	38,972	5,954	6,193	1,411	17,748	31,306	6,254	5,681	2,458	13,222	27,615
Private securities - Subject to repurchase commitments	7	290	731	2,238	3,266	47	552	25	2,584	3,208	30	230	234	275	769

Derivative financial instruments	2,277	3,672	960	1,845	8,754	1,145	3,914	753	1,965	7,777	1,383	2,112	1,124	970	5,589

Loan and lease operations (3)	48,966	133,015	78,609	110,750	371,340	41,720	116,494	62,832	99,394	320,440	39,587	102,113	46,525	74,703	262,928

	180,280	178,776	85,843	166,978	611,877	154,663	170,247	69,184	160,451	554,545	190,778	128,070	52,048	91,601	462,497

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 98,053 (R$ 85,776 at December 31, 2010 and R$ 27,087 at January 1, 2010), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 29.

(2) Net of R$ 7,227 (R$ 8,670 at 12/31/2010 and R$ 9,288 at 01/01/2010) which securities are restricted to guarantee transactions at BM&FBovespa S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants R$ 25,749 (R$ 18,758 at 12/31/2010 and R$ 14,714 at 01/01/2010).

R$ million
Undiscounted future flows except for derivatives	12/31/2011					12/31/2010					01/01/2010
LIABILITIES	0 - 30 days	31- 365 days	365- 720 days	Over 720 days	Total	0-30 days	31-365 days	365- 720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	365- 720 days	Over 720 days	Total

Deposits	122,173	38,410	33,101	67,913	261,597	100,235	43,094	18,217	63,733	225,279	91,067	30,240	32,072	52,393	205,772
Demand deposits	28,933	-	-	-	28,933	25,537	-	-	-	25,537	24,837	-	-	-	24,837
Savings deposits	67,170	-	-	-	67,170	57,899	-	-	-	57,899	48,222	-	-	-	48,222
Time deposit	25,423	37,239	32,903	67,806	163,371	15,531	41,687	18,159	63,534	138,911	16,429	28,863	31,989	52,255	129,536
Interbank deposit	647	1,171	198	107	2,123	362	1,407	58	199	2,026	582	1,377	83	138	2,180
Other deposits	-	-	-	-	-	906	-	-	-	906	997	-	-	-	997

Compulsory Deposits	(39,562)	(15,790)	(13,951)	(28,750)	(98,053)	(31,547)	(18,323)	(7,981)	(27,925)	(85,776)	(19,331)	(1,979)	(2,194)	(3,583)	(27,087)
Demand deposits	(9,939)	-	-	-	(9,939)	(8,210)	-	-	-	(8,210)	(5,679)	-	-	-	(5,679)
Savings deposits	(18,843)	-	-	-	(18,843)	(16,511)	-	-	-	(16,511)	(12,525)	-	-	-	(12,525)
Time deposit	(10,780)	(15,790)	(13,951)	(28,750)	(69,271)	(6,826)	(18,323)	(7,981)	(27,925)	(61,055)	(1,127)	(1,979)	(2,194)	(3,583)	(8,883)

Securities sold under repurchase agreements (1)	56,618	24,205	45,139	91,587	217,549	89,375	35,558	27,096	62,490	214,519	65,036	24,671	47,564	4,325	141,596

Funds from acceptances and issuance of securities (2)	4,365	25,714	12,998	13,274	56,351	3,455	11,825	5,854	6,224	27,358	2,319	8,276	3,833	3,560	17,988

Borrowings and onlending (3)	3,339	25,276	10,617	24,484	63,716	2,372	19,742	17,343	16,935	56,392	2,059	12,592	15,516	11,171	41,338

Subordinated debt (4)	69	11,338	3,174	40,941	55,522	28	2,039	14,801	29,396	46,264	13	941	1,234	27,770	29,958

Derivative financial instruments	1,526	2,609	885	1,727	6,747	1,113	2,831	743	984	5,671	1,077	2,259	1,096	900	5,332

	148,528	111,762	91,963	211,176	563,429	165,031	96,766	76,073	151,837	489,707	142,240	77,000	99,121	96,536	414,897

 (1) Includes Own and Third Parties’ Portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness and financial bills recorded in interbank and institutional market funds and liabilities for Issue of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from Interbank Markets.

(4) Recorded in funds from Institutional Markets.

The above table does not include the financial effect on liquidity of endorsements, sureties and other loans commitments because these have a 0,03% probability of materialization, in accordance with historical data. For the notional amounts we refer to Note 35.5.

NOTE 36 – TRANSACTION WITH CARREFOUR

On April 14, 2011, ITAÚ UNIBANCO HOLDING entered into with Carrefour Comércio e Indústria Ltda. ("Carrefour Brazil"), an Agreement for Purchase and Sale of Shares to acquire 49% of Banco CSF S.A. (Banco Carrefour) for R$ 725 million, corresponding to a 2010 price/earnings ratio of 11.6. The completion of this transaction depends on the approval from the Central Bank of Brazil.

NOTE 37 – SUBSEQUENT EVENTS

Transaction with Redecard

Itaú Unibanco Holding communicated to its stockholders and announced to the market, on February 7, 2012, as a Material Fact, its intention to acquire, directly or through its subsidiary companies, the shares held by non-controlling shareholders of Redecard S.A., within the scope of a unified public offering and subsequently cancel the registration of Redecard as a public company and withdrawal thereof from the Novo Mercado segment of BM&FBOVESPA S.A. - Brazilian Mercantile and Futures Exchange (“Novo Mercado” segment).

The Public Offering will target 336,390.251 common shares issued by Redecard, which represent 49.9859% of Redecard’s capital. The cap price to be tendered will be R$35.00 (thirty-five Brazilian reais) per share, payable in national currency.

The performance of the aforesaid public offering is subject to approval by regulatory authorities and the other terms and conditions of the offering will be disclosed to the market in due course, according to the applicable rules.